82-5769

UFJ Holdings, Inc

04045140

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN

Facsimile: 81-3-3212-5867

Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE: September 24, 2004

TO: Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Attn.: Mr. Paul Dudek, Mail Stop 3-9

FACSIMILE NUMBER: 010-1-202-942-9624

FROM: Emi Matsumoto, Group Planning Department

NUMBER OF PAGES: 3 (including this page)

RE: Information Furnished Pursuant to 12g-3-2(b)

dlw 9/28

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 24, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

September 24, 2004

UFJ Holdings, Inc.

Regarding Proposal from Sumitomo Mitsui Financial Group

UFJ Holdings, Inc. ("UFJ") received a letter regarding extension of a deadline for the proposed merger ratio from Sumitomo Mitsui Financial Group, Inc. today.

Even though UFJ has not changed the basic stance to aim at management integration with Mitsubishi Tokyo Financial Group, Inc. in October 2005 as announced on September 10, 2004, since the proposal was presented, UFJ is examining it prudently together with outside experts.

RECEIVED

2004 SEP 28 P 1:51

OFFICE OF INTERNATIONAL CORPORATE FINANCE

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 24, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	64 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 24, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

September 24, 2004

UFJ Holdings, Inc.

'Improvement Report' Requested from Tokyo Stock Exchange

UFJ Holdings, Inc. ("UFJ") hereby gives a notice that it has received a request from Tokyo Stock Exchange, Inc. ("TSE") to submit an 'Improvement Report' based upon the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like ("Rules on Timely Disclosure") with regard to the matter set forth below.

UFJ shall sincerely respond to the request from TSE.

- Reason for the request from TSE to submit an 'Improvement Report'

The earnings announcement by UFJ on May 24, 2004 was substantially different from the revised forecasts announced on April 28, 2004. Regarding this matter, TSE finds it necessary for UFJ to improve the framework for the proper and timely disclosure and requests UFJ to submit an Improvement Report with a description of the background and measures for improvement in accordance with the Rules on Timely Disclosure.

Plan to Revitalize Management

(summary)

Law No. 5
Relating to Emergency Measures
for Early Reconstruction
of Financial Systems

UFJ Holdings, Inc.
(UFJ Bank Limited)
(UFJ Trust Bank Limited)

September 2004

Contents

Introduction

Assumptions for the Plan to Revitalize Management

1. Issue Amount and Terms

(1) Reason for Revision 1

(2) Issue Amount, Issue Terms, and Conditions 1

(3) Utilization of Subject Capital 2

2. Measures to Rationalize Management

(1) Present Condition & Outlook for Management 3

(2) Response to Business Improvement Administrative Order for FY 3/2004 5

(3) Measures for Reconstruction of Business 6

1. Business Strategy
2. Earning Trends by Business Unit
3. Progress and Plan in Restructuring
4. Establishment of Managerial Accounting and Measures of its Utilization

3. Measures for Establishing Responsible Management System

(1) Management Philosophy with Due Consideration for Social & Public Nature of Financial Institution 18

(2) Business Decision-Making Process & System of Mutual Checks and Balances 19

(3) Clarification of Responsibilities of the Management 21

(4) Clarification of Responsibilities of Each Executive Officer 22

(5) Firm management stance 23

(6) Profitability Improvement in response to Business Improvement Order 23

(7) Voluntary and Proactive Disclosure 24

4. Measures to Avoid Outflows of Profits through Dividends

(1) Basic Philosophy 26

(2) Principles Regarding Dividends and Directors' Total Remuneration 26

5. Measures for Smooth Extension of Loans & Other Forms of Credit 27

6. Measures to Secure Financial Resources to Allow Cancellation, Purchase of Stocks Issued and Redemption or Repayment of Loans, Using Profits

(1) Policy on Cancellation, Purchase of Stocks Issued and Redemption or Repayment of Loans 28

(2) Change of Earning Surplus 28

(3) Outlook in Earnings 29

7. Measures to Secure Sound Financial Condition, Healthy and Appropriate Business Operations

(1) Status of Risk Management 30

(2) Status of Decision-Making Authority Relating to Asset Management 32

(3) Asset Quality 32

1. Situation of problem loans under the Financial Reconstruction Law

2. Situation of risk monitored loans

(4) Charge Off and Reserving Policy 33

1. Voluntary & proactive charge off and reserving policy considering stock subscription by public fund

2. Plan of final disposal through sales and collection

3. Policy on debt forgiveness

(5) Net Unrealized Gains (Losses) 36

(6) Trends in Derivatives Transactions 36

(7) Securing Sound Financial Conditions of Subsidiary by Way of Subordinated Debts and Loans 36

Supplementary Data

(Table 1-1) Financial Projection Summary (UFJ Holdings) 38

(Table 1-2) Financial Projection Summary [aggregate of UFJ Bank and UFJ Trust Bank (Non-consolidated)] 39

(Table 1-3) Earnings Trends and Target of Trust Related Business 41

(Table 1-4) Trend of Earnings [UFJ Holdings (Consolidated)] 42

(Table 2) BIS Capital Ratio [UFJ Holdings (Consolidated)] 43

(Table 5) Business Profit by Business Unit 44

(Table 6) Restructuring Plans 45

(Table 8) Outline of Committees 46

(Table 10) Loans and Bills Discounted 47

(Table 11) Earnings Forecasts [UFJ Bank and UFJ Trust Bank combined] 48

(Table 13) Loan Classification under Financial Reconstruction Law 49

(Table 14) Risk Monitored Loans 50

(Table 15) Credit-related Expenses 51

(Table 17) Bankruptcies during FY 3/2004 (UFJ Bank and UFJ Trust Bank combined) 52

(Table 18) Unrealized Gains/Losses on Securities (Non-consolidated) 53

(Table 18) Unrealized Gains/Losses on Securities (Consolidated) 54

(Table 19) Off-Balance Sheet Transactions [UFJ Holdings (Consolidated)] 55

(Table 20) Credit Composition 55

Introduction

UFJ Group now expects a net loss due to greater-than-expected credit costs as a result of accelerated business restructuring of borrowers aimed at resolving the problem loan issue. Due to the net losses of the subsidiary banks, the holding company also anticipates posting a net loss on non-consolidated basis and suspending dividend, as shares in the subsidiary banks are required to be re-evaluated upon the recognition of losses. However, UFJ would like to remind stakeholders that the anticipated losses come as a direct result of continued efforts to deal with large troubled borrowers. UFJ fully expects that credit costs after this fiscal year will return to normalized levels. Also, it will improve its profitability by completing financial revitalization.

UFJ Group concluded a basic agreement with regard to the management integration with MTFG on August 12, 2004 subject to receiving approval from the relevant authorities as stipulated by law. The integration is targeted for completion by October 1, 2005.

UFJ Group is now still at an early stage of merger preparation and synergies and cost reductions have yet to be discussed in the course of merger discussion going forward. Since we cannot incorporate merger effect into our plans at this moment of time, we have formulated plans for the period before the management integration. (for FY 2004 and 2005)

We position the period before the management integration with MTFG as the time period for fundamental management reforms. Through actions to achieve the final solution of problem loan issues, the UFJ Group will improve profitability by accomplishing financial revitalization. We will ensure the repayment of public funds through enhancement of corporate value and further improvement in profitability by the management integration with MTFG.

After the management integration we will further improve profitability as a new group. Thus as the management integration progresses, we will formulate revised plans to revitalize management with more concrete figures on integration effect.

If there are, or are expected to be, significant changes in the items given in this Plan, we will revise the Plan without delay.

Assumptions for the Plan to Revitalize Management

(Levels of interest rates, foreign exchange rate, share prices, etc., assumed for the period covered by the Plan)

	Mar. 31, 2004 Actual	Mar. 31, 2005	Mar. 31, 2006
O/N	0.005%	0.005%	0.250%
TIBOR 3M	0.079%	0.09%	0.70%
10-year government bonds	1.407%	2.20%	2.60%
Forex (JPY/USD)	104.24	110.00	110.00
Nikkei stock average	JPY11,715	JPY11,081	JPY11,081

Note: Future figures in Nikkei stock average are that of the end of August 2004

(Real growth rate of gross domestic product)

	Fiscal Year Ending Mar. 31, 2005	Fiscal Year Ending Mar. 31, 2006
Real growth rate of GDP (year-on-year)	2.8%	2.3%

(Land prices)

	Mar. 31, 2005	Mar. 31, 2006
Nationwide urban land price index (average of categories/ percentage changes from previous year)	Minus 7.5%	Minus 4.4%

If there are, or are expected to be, significant changes in the items given in this Plan, we shall notify the Financial Services Agency without delay.

1. Issue Amount and Terms

(1) Reason for Revision

UFJ Holdings, Inc. submitted a Business Improvement Plan including various measures to improve profitability significantly on September 10, 2004, because there was a large gap between the net profit target and result for FY 2003. Accordingly, because there were significant changes in the current Plan to Revitalize Management (the "Plan"), we hereby revise the Plan on the basis of the 'Guidelines Regarding a Revision in the Plan to Revitalize Management' issued on September 30, 1999, by the Financial Reconstruction Commission and Article 1-2 of the "Law Concerning Emergency Measures for Early Reconstruction of Functions of Financial System" (hereafter "Financial Reconstruction Law").

(2) Issue Amount, Issue Terms, and Conditions

A. Preferred shares

Preferred shares issued by each of the three banks (Sanwa Bank, Tokai Bank, and Toyo Trust) in March 1999, and subscribed by the Resolution and Collection Bank (now named the Resolution and Collection Corporation) have become, through a stock transfer, the preferred shares issued by UFJ Holdings, Inc., the holding company.

<1> Issue amount ¥1,400 billion (aggregate)

<2> Issue amount, terms and conditions

An outline of the issue amount, terms and conditions is as follows.

Name:	Class II preferred shares	Class IV preferred shares	Class V preferred shares	Class VII preferred shares
Total issue amount:	¥600,000 million	¥300,000 million	¥300,000 million	¥200,000 million
No. of shares issued:	200,000 shares	150,000 shares	150,000 shares	200,000 shares
Issue price:	¥3,000,000	¥2,000,000	¥2,000,000	¥1,000,000
(Of which, counted as capital):	¥1,500,000	¥1,000,000	¥1,000,000	¥500,000
Dividend (annual):	¥15,900	¥18,600	¥19,400	¥11,500
Dividend yield:	0.53%	0.93%	0.97%	1.15%
Distribution amount of residual assets:	¥3,000,000	¥2,000,000	¥2,000,000	¥1,000,000
Mandatory conversion date	Aug. 1, 2008	Mar. 31, 2009	Mar. 31, 2009	Aug. 1, 2009
Original issuing company:	Sanwa Bank	Tokai Bank		Toyo Trust
Name when originally issued:	First series class A preferred shares	Second preference shares (type 'A')	Third preference shares (type 'A')	First class, second series preferred stocks

B. Subordinated debt

The subordinated bonds issued by Sanwa Bank in March 1999 and subscribed by the Resolution and Collection Bank (now named the Resolution and Collection Corporation) were changed to the subordinated bonds issued by the holding company as shown below. The resources for redemption and interest payment for preferred shares and subordinated bonds, which were the injections of public funds, hence are managed centrally at the holding company. Specifically, in order to maintain the qualities identical to those of the current subordinated bonds, a contract to change the obligation was agreed among Sanwa Bank, the Resolution and Collection Corp. and the holding company immediately after the stock transfer, with the effect of changing the aforementioned subordinated bonds to the subordinated bonds issued by the holding company.

<1> Issue amount
¥100 billion

<2> Issue amount, terms and conditions
An outline of the issue amount, terms and conditions is as follows.

Name:	Second series perpetual unsecured subordinated bonds with clause for redemption prior to maturity
Amount:	¥100,000 million
Maturity:	Perpetual
Original rate:	6-month yen LIBOR + 0.34%
Rate revision date:	September 30, 2004
Rate after revision:	6-month yen LIBOR + 1.34%
The first call option date:	September 30, 2004
Original issuing company:	Sanwa Bank
Name at time of original issue:	Second series perpetual unsecured subordinated bonds

(3) Utilization of Subject Capital

Based on the purpose of Financial Reconstruction Law, UFJ Group will strive to maintain the business soundness hereafter by securing a stable BIS capital ratio.
At the same time, as an "innovative financial group which provides comprehensive financial services mainly to the retail and mid-sized corporate customer base", we seek to get the high evaluation from customers and markets and continue to utilize the capital for 'smooth extension of loans and other credit', to prime medium- and small-sized companies as before.

2. Measures to Rationalize Management

(1) Present Condition & Outlook for Management

1. Progress in the Fiscal Year Ended March 31, 2004

UFJ Group recognizes improvement of asset quality as its foremost and pressing business issue and implements measures for establishment of sound financial positions aggressively.

As a result of the effort we made for the fundamental improvement of our financial positions, we posted a net loss in the FY 2002. In August 2003, we received Business Improvement Administrative Order, since the earnings for the FY 2002 were substantially below the target set in the Plan to Revitalize Management (the "Plan").

In response to the Business Improvement Administrative Order, we formulated improvement plans, which include the measures for material improvement of profitability and financial positions. UFJ Group has taken actions to meet the target set in the Plan through steady implementation of these improvement plans.

As a result, for the fiscal year ended March 31, 2004, gross operating profit exceeded the target set in the Plan, since core business lines, that are retail banking, corporate banking, global banking & trading and UFJ Trust performed well. Also, because the reduction of personnel and non-personnel expenses has exceeded the target set in the Plan, business profit has exceeded the target.

On the other hand, even though we have tackled with support for corporate revitalization, final disposal (off-balancing) in loans and improvement in loan portfolio in order to secure financial soundness, balance of problem loans (under the Financial Revitalization Law) was Yen 3,949.3 billion, which was Yen 214.1 billion less than the balance at the end of March 2003, with the problem loan ratio being 8.50%. The proportion of loans to sub-standard borrowers and below and special mention loans and lower to total loans are 9.73% and 15.88% respectively at the end of March 2004 which are down by 1.26% and 3.93% respectively from the end of March 2003.

In the measures to cut problem loan ratio by half, we have accelerated off-balancings and provisionings for large troubled borrowers. This has boosted the credit related expenses to Yen 1,391.2 billion (combined for subsidiary banks and UFJSP), which exceeded the target in the Plan by Yen 946.7 billion. As a result Net loss was Yen 372.3 billion (combined for subsidiary banks, UFJSP, UFJEI and UFJTE), which was Yen 507.4 billion short of the target for FY 2003 in the Plan.

In addition to the Business Improvement Order based on the financial results for fiscal 2002, UFJ Holdings received another Business Improvement Order, since profit for fiscal 2003 largely undershot the target stated in the Plan. UFJ Group takes the administrative action very seriously and makes a strong commitment to improve its business operations.

2. Outlook for the Fiscal Year Ending March 31, 2005

(Gross Operating Profit)

UFJ is aiming at a steady performance at core businesses such as corporate banking, retail banking, global banking and trading and trust business by way of measures to improve profitability significantly, whereas gains on bonds are expected to decrease reflecting an increase in long-term interest rate.

UFJ aims to attain Yen 1,283.0 billon of gross operating profit by significantly improving profitability in its core retail and SME businesses.

(Business Profit)

We aim at gross operating profit of Yen 1,283.0 billion in FY2004 by strengthening profitability at core businesses by the measures set in this Plan. Also by cost cutting through fundamental restructuring, business profit is planned to be Yen 745.2 billion.

(Credit Related Expenses)

In the process of aggressive revitalization of large troubled borrowers in order to resolve problem loan issue, we expect a significant amount of credit related expenses in this fiscal year as well. Credit related expenses for subsidiary banks and UFJSP are expected to be Yen 1,129.6 billion for FY2004.

Main factors are increase in cost for supporting large borrowers and higher reserve ratios affected by increasing loan loss ratios. Especially for the large borrowers we have been prepared to implement aggressive measures in the first half of FY 2004. After thoroughly revising existing revitalization plans for large borrowers, new plan for support or disposal for each individual company has been being determined. In such process, in order to ensure an early and certain revitalization, more-than-expected credit cost is expected. Therefore we decided to make sufficient financial preparations in FY 2004.

As for the effect of reserve ratios, we expect increase in loan loss ratios due to the significant increase in credit cost in the previous fiscal year.

Credit related expenses for the first half of FY2004 are expected to be Yen 865.0 billion. Main factors are as mentioned above large borrowers and effect of reserve ratios, whereas credit expenses in the second half of FY2004 are mainly attributed to effect of reserve ratios.

Problem loan balance at the end of September 2004 increased from that at the end of March 2004 due to downgrading of some borrowers following the newly prescribed plans for support or disposal in individual companies. In the second half of FY 2004, we will keep addressing large borrowers aggressively, thereby reduce problem loan outstanding for large borrowers by actual implementing measures. Through this process we will decrease problem loan ratio to below 4% as initially targeted by the end of March 2005.

(Deferred Tax Asset)

Reduction in deferred tax assets is expected due to more stringent estimate on the profitability in the

future.

(Net Profit/Loss)
Mainly due to an impairment in the interim period in the preferred shares subscribed by the UFJ Bank to support customers, losses on stocks are expected to be Yen 200.7 billion. We expect a net loss of Yen 823.3 billion.

(Impairment on Stocks at Holding Company)
UFJ Bank and UFJ Trust Bank have posted losses in the past and expect significant losses in the fiscal year ending March 2005, which further reduce net assets. Stocks of the subsidiary banks held by UFJ Holdings are securities without market price. Fair prices of these stocks are calculated in accordance with the net assets of the banks. Because such reduction in net assets significantly decrease fair prices of both banks compared to original acquisition values, book values shall be reduced in the current fiscal period. UFJ Holdings is expected to post a non-consolidated loss of nearly Yen 3 trillion for fiscal year 2004. UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities. Realization of the losses on stocks of subsidiary banks is offset in consolidation process. Thus it has no effect on consolidated performance and BIS capital ratio, etc. of UFJ Holdings.

By these measures UFJ Group will complete its financial revitalization and will post a steady profit starting FY 2005.

(2) Response to Business Improvement Administrative Order for the FY 3/2004

UFJ Group submitted in August 2003 the Business Improvement Plan and subsequently the Plan to revitalize Management and has implemented measures for problem loan disposal, strengthening profitability and rationalization. Even though by the effect of these measures core business lines performed well, due to the increase in credit costs primarily resulted from problem loan disposal, it posted a net loss again for FY 2003.

In addition to the Business Improvement Order based on the financial results for fiscal 2002, UFJ Holdings received another Business Improvement Order, since profit for fiscal 2003 largely undershot the target stated in the Plan. UFJ takes this very seriously.

UFJ has revised the Business Improvement Plan submitted in August 2003 and will take new actions to significantly improve profitability.

UFJ Holdings has been implementing aggressive measures to revitalize troubled borrowers particularly large ones during FY2004 in order to reduce problem loan ratio to below 4%. As a result of that, subsidiary banks are expected to post net losses. Subsequently UFJ Holdings is expected to post a significant non-consolidated loss as a result of an impairment of UFJ Bank and UFJ Trust shares it holds. Thus UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities.

Even though we aim at an early restoration of asset quality and our profitability is expected to recover by achieving the target in cutting problem loan ratio by half, we seriously regret that net profits were more than 30% below targets outlined in the Plan both in FY2002 and FY2003 and the dividend is expected to be suspended for preferred shares for FY2004. By various measures to improve profitability, solve problem loan issue and implement severe restructuring set forth below, we will establish responsible management committed to an improved profitability.

(3) Measures for Reconstruction of Business

1. Business Strategy

(a) Group Business Strategy

UFJ Group has been making every effort to realize efficient management through restructuring its business portfolio, as well as to establish business framework that will be able to quickly respond to customers' various needs. In order to maximize profit as a group, we have introduced a new business approach; offering various services to each customer segment in a cross-sectoral manner, instead of focusing on each business line and customer.

Establishing synthetic branch network

- UFJ Group is enforcing its commitment to customer convenience by building most efficient branch network. All branches of UFJ Bank are trust agencies of UFJ Trust Bank and the two banks cooperate to expand their customer base.
- Joint branches between UFJ Bank and UFJ Tsubasa Securities
  As business opportunities in asset management business expected to expand, UFJ group positions joint branches between commercial bank and securities firm as new channels that meets the needs of wide range of customers. As of August 31, 2004, UFJ Bank and UFJ Tsubasa Securities operate eight joint branches.
- Joint branches between UFJ Bank and UFJ Trust Bank
  UFJ Bank and UFJ Trust Bank aggressively utilize joint branches in order to realize maximum synergies between commercial bank and trust bank, and provide customers with highly value-added services. The two banks operate 11 joint branches as of August 31, 2004. In addition, UFJ Trust Bank set up "Trust Offices" in three UFJ Bank's retail branches in April 2004, as a new channel to retail customers.
- Through these measures to achieve "one stop shopping", UFJ Group aims to enhance convenience both for retail and corporate customers, as well as to realize cost reduction through efficient utilization of branches.

Strengthening securities function through utilizing group customer base

- UFJ Tsubasa Securities intends to take advantage of ongoing deregulation to establish new

business model, cooperating with UFJ Bank and other group companies, in order to respond to highly specialized and diversified needs of our retail and corporate customers for funding and asset management.

[Retail Business]

- Sales forces specializes in securities business are to be reallocated within UFJ Group, enabling to take advantage of the group's well established customer base. UFJ Bank plans to start securities agency business from December 2004, and reallocate approximately 100 sales personnel from UFJ Tsubasa Securities. In addition, UFJ Bank and UFJ Tsubasa Securities will cooperate to deliver the most suitable financial products to a broad range of customers.
- Business network of banking business and securities business are to be integrated for the purpose of achieving both customer convenience and streamlining of business. Placing ATMs and TV windows of UFJ Bank in UFJ Tsubasa Securities' branches is an example. We further promote integration of branches between banking and securities.

[Corporate Business]

- For large corporate customers, UFJ Group provides not only commercial banking services but also investment banking services such as advice on business portfolio and finance and capital strategy. These services are provided through "Investment Banking Desk" which are jointly established by UFJ Bank and UFJ Tsubasa Securities at three main branches of UFJ Bank located in Tokyo, Osaka, and Nagoya.
- For medium and small sized corporate customers, UFJ Bank plans to start securities agency business in December 2004, responding to the growing needs for IPO and fund management of excess cash. Personnel specialized in securities business will take the lead in strengthening IPO marketing in UFJ Bank.
- For public sector and NPO customers, UFJ Bank and UFJ Tsubasa Securities cooperate to serve the needs for funding and investment of excess cash. UFJ Bank is now strengthening the function of supporting IPO and bond placement, and will start to securities agency business in December 2004.
- UFJ Bank, UFJ Trust Bank and UFJ Tsubasa Securities will further expand their cooperation to meet the customer needs for investing and securitizing real estate.

Strategic alliance in credit card business

In January 2004, UFJ Bank and Nippon Shinpan agreed to form a strategic alliance in retail banking business. In May 2004, Nippon Shinpan and UFJ Card concluded basic agreement on their merger, subject to the approval by their shareholders and relevant authorities. We plan to further develop our credit card strategy through management integration with Mitsubishi Tokyo Financial Group.

(b) Retail Banking

Aspiring to be the No. 1 bank in customer satisfaction

- UFJ Bank launched a project called "UFJ 24", in September 2003, which offers 24 hour operation of ATM and various other service through innovation of service channel network. Through this project, UFJ Bank intends to gain new customers and conduct cross selling of various products, which leads to improvement in profitability.
- By reducing the customers' waiting time at the teller counter, UFJ Bank creates convenient and comfortable branch for the customers.
- Taking the advantage of deregulation in trust, securities and insurance businesses, UFJ Group serves various customer needs on asset management.
- UFJ Group differentiates itself in the area of consumer finance, mortgage loans and credit card businesses, etc.

Measures in retail business strategy

- For mass retail segment, UFJ Bank provides convenient services through branches, ATMs, TV windows, internet banking, etc., which leads to gaining new customers. At the same time UFJ Bank realize low cost operations.
- In providing asset management services, UFJ Group is building strong and efficient sales framework, in the expectation of deregulation in various areas, paying special attention to reinforcing internal control systems.
- As for consumer finance business, UFJ Group intends to expand the business as "Mobit" being its driving force, while paying enough attention to credit risk.
- As for mortgage loan business, UFJ Bank intends to expand the loan outstanding through 125 housing loan offices wide spread over the nation.

(c) Corporate Banking

- UFJ Group aims to become "the bank providing the best solutions" for its corporate customers. It also aims to become an innovative financial group, providing customers the most suitable business functions and financial services, which contribute to both customer business development and enhancement of corporate value.
- Measures in corporate business strategy

  UFJ Bank aspires to build a new business model that will allow the bank to establish the competitive edge in medium-sized corporate business and to increase non-interest income. The bank will: (a) Increase loans to medium to small sized corporations, (b) Provide solutions that will contribute to solving customers' problems, and (c) Build effective sales framework and customer channels.

  (a) Increase loans to medium to small sized corporations

  - UFJ Bank regards medium and small sized corporations as core customers and will improve its response to their funding needs.
  - Particularly, the bank will put priority on loans to medium- and small-sized corporations. In addition to the introduction of "UFJ Business Loan", a simplified credit assessment model utilizing a scoring model, and aggressive increases in sales forces for these

customers, UFJ Bank will continue to develop unique loan products.

- UFJ Bank expands its loans to medium to small sized corporations through various measures to reinforcing credit granting ability. By expanding customer base and developing profitable loan portfolio, UFJ Bank will realize both high profitability and significant market presence in medium and small sized corporate market.

(b) Providing solutions that contribute to solving customers' problems

- UFJ Bank will increase non-interest income through the provision of convenient settlement services, reinforcement of its investment banking services, and reinforcement of the sales and development of derivative products, offering a wide variety of products in order to assist customers to hedge risks.
- UFJ Bank will apply know-how developed through transactions with large corporations to medium- and small-sized corporations, by standardizing and offering, in small size lots, various financial products such as asset-backed finance and cash flow based finance in addition to syndicated loans, derivatives, and private placed bonds.
- For large corporations, UFJ Bank will provide solutions that contribute to business development and the enhancement of corporate value for its customers through financial services provided by group companies. For medium- and small-sized corporations, UFJ will provide more solutions that contribute to the solution of management problems thorough such services as "UFJ Business Forum" and customer support for those starting business in China.

(c) Effective sales framework and customer channels.

- In fiscal year 2003, UFJ Bank established "Business Banking Office" which is specialized in dealing with small sized companies. The bank placed additional 300 sales force specialized in dealing with new clients in the first quarter of fiscal year 2004. The bank aims to establish business models with increased customer convenience and high cost performance by establishing a technology advanced and effective sales framework that connects customers via branches, Internet, and telephone support centers according to customer needs and customer segmentation.

(d) Global Banking & Trading

- In its trading business, in addition to traditional trading and banking transactions, UFJ Bank will focus on the development and provision of derivatives products in response to diversified customer needs. In particular, the bank will develop and provide various new products to match customer needs, such as small size products, time deposits with derivatives attached, and energy derivatives.
- In overseas commercial banking business, the bank will also continue to focus on trade finance by increasing deals in our important BRICs market.
- UFJ Bank aims to maintain strong brand recognition through its business foundation in China. The bank will add value in providing solutions to customers, offering additional functions for cash

management services and a reinforced consulting function, which will contribute to the sales of products. In addition, the bank will promote effective personnel system to secure personnel who will be able to take the lead in these businesses. The bank also promote streamlining business framework so that it will be able to quickly respond to the change in business environment.

(e) Trust Business

- UFJ Trust Bank provides trust related services and retail services to a dramatically expanded customer base. Services are provided through trust agency, joint branches, and "trust offices".
- The trust agency business is expanding steadily since its inception in March 2002. The agency business has resulted in increased assets of approximately Yen 220 billion in the pension business, and has acquired 225 new customers in the corporate agency business.
- In its corporate agency business, UFJ Trust Bank has introduced a "New IR system for individual equity investors" which is the first service in Japan that analyzes shareholders statistically from different angles. Such a unique service proves that UFJ Trust Bank is one of the best trust banks in developing new products.
- In asset management business, UFJ focuses on providing new products under an exclusive sales license in Japan from Bridgewater, a global leading asset management company.
- In asset isecuritization business, UFJ Trust Bank has developed unique investment trusts and new schemes, utilizing intellectual property trusts which can be offered after the revision of the Japanese trust banking law.
- In the real estate business, UFJ Trust Bank answers customers' needs for business restructuring and asset management by providing consultation services on revaluations and newly developed real estate funds utilizing securitization.
- In retail business, UFJ Bank and UFJ Trust Bank operate 11 joint branches as of August 31, 2004, in order to maximize synergy between the two banks. UFJ Trust Bank started to operate "Trust Office" from April 2004 and providing value-added financial products to retail customers. Going forward, UFJ Trust Bank may seek to form an alliance with companies in other financial sectors such as securities, as well as further cooperating with UFJ Bank on trust agency system, subject to revision of trust business law. Furthermore, subject to lifting a ban of conducting discretionary investment management business to trust banking industry, UFJ Trust Bank is planning to enter securities agency business and developing trust wrap account.

(f) Fundamental Actions for Resolution of Problem Loan Issue

UFJ places the highest priority on resolution to the problem loan issue and has been addressing the issue aggressively aiming at resolution by the end of FY 2004. Specifically, it is taking actions towards achieving a problem loan ratio of less than 4% by the end of March 2005.

(Actions for large troubled borrowers)

-- UFJ has taken intensive and thorough actions in the first half of FY2004, especially with regards to large troubled borrowers. In May 2004, a "Corporate Restructuring Department" was established at UFJ Bank to deal with specific large troubled borrowers. This department fundamentally revitalizes and supports specific large borrowers whose future may pose material risk on the management of the bank. Additionally, concrete measures have been taken to strengthen the internal control framework and the formation of a new audit team within the Internal Audit Department, dedicated to large borrowers.

-- Since July 2004, the Board has thoroughly reviewed each large borrower's revitalization plan and has approved additional supports. We continue to strengthen and accelerate actions for large borrowers in order to achieve a problem loan ratio of less than 4% by the end of March 2005.

(Establishment of credit risk management system)

Out of regret that sufficient actions were not taken at management level, where appropriate control or supervision through existing monitoring channels did not work for large borrowers whose future may pose material risk on management, UFJ will promote greater involvement of the Board of Directors in the light of establishment and development of credit risk management system.

(Please refer to detailed discussion later in chapter 7(1)3)

(Measures for business revitalization)

-- UFJ Bank established UFJ Strategic Partner ("UFJSP") in March 2003 with Merrill Lynch and has been tackling with revitalization and reduction in problem loans of borrowers mainly in doubtful or lower categories. In FY 2004 UFJSP extended the loans under management to those of sub-standard SME borrowers. The increased coverage accelerates reduction in problem loan balance by corporate revitalization with the know-hows developed by the company.

-- In May 2004 UFJ Bank and Merrill Lynch jointly set up an investment fund for purchasing loans to mainly SMEs from UFJ Bank and aiming for improvement in corporate value of the borrowers.

-- By cooperation between UFJSP and the Credit Administration Department V of UFJ Bank, we will promote formulation and implementation of business plan for each borrower and strengthen effort in business revitalization by utilizing vehicles such as investment funds

(g) Management Integration with Mitsubishi Tokyo Financial Group (MTFG)

UFJ Group concluded a basic agreement with regard to the management integration with MTFG on August 12, 2004. The integration of the two groups' holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005, subject to receiving approval from the relevant authorities as stipulated by law.

(i) Outline of Management Integration

-- As the needs of customers in Japan and abroad become diversified and sophisticated, UFJ Group aims, through its management integration with MTFG, to create a "premier comprehensive global

financial group" that is competitive worldwide, and to provide customers with products and services of the highest quality.

-- By this management integration, we will create a highly competitive group with strong presence in the core financial business areas, such as banking, trust business, securities, asset management, credit card, consumer finance, and lease. Through a close collaboration among the group companies, we will strengthen our organizational capabilities to respond comprehensively and flexibly to a wide variety of our customers' financial needs.

-- In the domestic market, the new comprehensive financial group's network will be well-balanced geographically among the Tokyo, Nagoya and Osaka metropolitan areas, while in overseas markets, it will have the number one global network among Japanese banking groups. The new group will also have a diverse customer base ranging from individual customers, small and medium-sized companies to large companies. The combination of the two groups will be extremely complementary in terms of business operations and branch networks. By leveraging the respective strengths of each group, and by further pursuing efficiencies throughout the new group, we will aim to improve the standard of our products and services and seek to provide significant benefits expected from this management integration to our customers and shareholders.

-- Two groups will be integrated based on equal spirit. Furthermore, founded on the key principles of trust and reliability, both groups will foster a corporate culture that will fully realize the abilities of our personnel, aim to significantly strengthen corporate governance, and will contribute to the prosperity of our customers, society and the economy, and to raise shareholder value as a reliable comprehensive financial services group.

(ii) Strengthening Capital

UFJ Holdings, UFJ Bank and MTFG concluded an agreement on September 10, 2004 based on the basic agreement announced on August 11, 2004 regarding MTFG's cooperation in strengthening UFJ Group's capital. Under the terms of the former agreement, UFJ Bank issued preferred shares for JPY700 billion. Payment from MTFG was completed on September 17, 2004.

(iii) Integration Schedule

The integration of the two groups' holding companies, banks, trust banks and securities companies is targeted for completion by October 1, 2005, subject to receiving approval from the relevant authorities as stipulated by law.

The respective merger or other integration ratios for the holding companies, banks, trust banks and securities companies will be decided on the basis of forthcoming discussions considering rational assessments, including valuation reports by outside institutions.

(iv) Feature of the New Group

With an industry-leading customer base and a strengthened and well-balanced domestic and overseas branch network, we will work together with each group company in banking, trust, and

securities to provide integrated products and services that truly satisfy customers' needs in a flexible and unified fashion.

The new group will maximize integration effect with a speed unprecedented to any bank merger in the past and accelerate business strategies in growth areas not only domestically but also globally. Also, the new group will achieve dramatic increase in shareholders' value by taking advantage of the highly complementary nature of UFJ's and MTFG's businesses.

(v) Direction in Future

In order to promote integration in management and operation quickly and smoothly an Integration Committee was established in the holding companies with the president of MTFG being the chairman and the president of UFJ being the deputy chairman.

(vi) Basic Policy regarding Management Integration

The new group will seek to maximize integration effect and speed by taking advantage of the highly complementary nature of MTFG's and UFJ's businesses. The new group plans to establish operational tie-ups between the two groups in various business areas before the formal October 2005 integration date.

-- After a review of the domestic and overseas branch/office network, the staff and operations/systems, the target is to realize a cost reduction of approximately JPY200 billion to JPY250 billion per year through the integration.

-- The new group will integrate and streamline the head office functions and focus its management resources on achieving efficiency at the operational level. In addition, the organizational structure will be streamlined and management roles, responsibilities and reporting lines will be clearly delineated to enhance effective and timely decision-making.

-- The new group will seek to enhance the efficiency of its branch network by consolidating overlapping outlets, while ensuring that customer convenience and service levels are not compromised.

-- The new group expects to reduce or redeploy approximately 10,000 personnel, mainly through the streamlining of back-office operations in the headquarter office. In terms of the redeployment of staff and resources, the new group plans to focus on strategic areas such as retail, small business, investment banking and asset management and servicing, to bolster earning power.

-- The new group will adopt a uniform standard for operations and systems while prioritizing improvements in function, quality and safety, and will aim to reduce the group's overall infrastructure costs.

Although the proposed management integration will be discussed in accordance with above–mentioned outlines, the management integration is still at an early preparatory stage and detailed integration effect will be determined through future integration discussions. Thus as the

management integration progresses, we will formulate revised plans to revitalize management with more concrete figures on integration effect.

2. Earning Trends by Business Unit
(Please refer to Table 5)

3. Progress and Plan in Restructuring

UFJ Group has aggressively streamlined its operations by bringing forward the schedule for the merger of the commercial banks making up UFJ in order to realize integration effects as soon as possible.

As a result, 'target after integration completed' in numbers of personnel and outlets which were formulated at management integration in 2001 were realized ahead of the schedule.

As for expense, because we took various actions which includes reduction in personnel expenses, early realization of integration effect and reduction in indirect operations and fixed cost, it has decreased from Yen 615.9 billion in FY2001 to Yen 537.0 billion in FY2003, which was down by 12.8% and Yen 78.9 billion in 2 years. In FY2003, We have overachieved our targets in personnel expenses by Yen 11.7 billion and non-personnel expenses by Yen 6.5 billion.

Although we have so far implemented restructuring measures ahead of our plans, net profits were more than 30% below targets both in FY2002 and FY2003 and a net loss is expected for FY 2004 with no dividend being expected for preferred shares. We take these results very seriously and we will implement further streamlining and cost cutting. After FY2004 UFJ Group continues to pursue a maximum efficiency in business operation and to work on cost reduction. In addition, expecting the management integration with MTFG, we will allocate resources strategically toward fundamental strengthening and realization of group-wide profitability and aim at further rationalization

We will continue to emphasize OHR (Expenses/Gross Operating Profit) and to take actions for improvement.

(Plan of OHR)

	FY 2004 Actual	FY 2005 Plan	FY 2006 Plan
OHR (Expenses/Gross Operating Profit)	41.70%	42.43%	41.51%

(a) Headcount

As of March 31, 2004, the number of directors and statutory auditors was 21. 3 less than at March 31,

2003. This figure is 20 less, approximately half, of the 41 members present at the incorporation of UFJ Holdings in April 2001. Though one more director is expected to leave, in order to strengthen internal control in UFJ Bank there are plans to invite two directors from outside the UFJ Group, to join the Board. Therefore, the number of directors and statutory auditors are expected to increase by 1 from the previous fiscal year end.

The total number of UFJ employees was 20,395, as of March 31, 2004, which is down by 1,932 from March 31, 2003 and exceeds the reduction target in the Plan by 605. This figure is 6,529 less than when UFJ Holdings was first incorporated, a 24% reduction over the last three years. In order to increase efficiency, we will continue to streamline operations and positively utilize temporary staff.

(Number of Directors, Statutory Auditors and Employees)

	April 2001	End March 2004	# Change [%]
Directors and Statutory Auditors	41	21	-20 [-49%]
Employees	26,987	20,395	-6,592 [-24%]

(b) Domestic and Overseas Branches

We have completed consolidation of duplicated domestic and overseas branches by March 2004.

UFJ had 398 domestic and 17 overseas branches as of March 31, 2004. By consolidating duplications, 145 branches, including 12 overseas, have been closed since the incorporation of UFJ Holdings.

UFJ will continue to utilize branches effectively, giving full consideration to profitability and effectiveness from the perspective of customer convenience and the promotion of new businesses.

(c) Personnel Expenses

Total personnel expenses in FY2003 were Yen 210.4 billion, which exceeded the reduction target in the Plan by Yen 11.7 billion due to reduction in number of personnel well over the plan. UFJ Trust Bank in October 2003 introduced a personnel management system based on meritocracy, regardless of seniority. (UFJ Bank already adopted the similar system in the 2nd half of FY2001) In addition, UFJ Bank adopted a new retirement annuity plan in April 2004. As future annuities vary according to the floating market rate under this plan, it is therefore expected to contribute to a reduction in personnel expenses.

UFJ Group has aggressively streamlined its operations by bringing forward the schedule for the merger of the commercial banks making up UFJ, and personnel reduction in order to realize integration effects as soon as possible. UFJ will continue to pursue the most effective personnel management system suitable for each division.

UFJ cut employee bonuses by 20% year-on-year in the first half of FY2004. UFJ will further cut bonuses by approximately 80% year-on-year in the second half of FY2004 and will maintain this level until such time that the Company will post net profit and resume dividend payments. This is

approximately equivalent to a 25% reduction compared to that paid when the UFJ Group was first formed.

By these measures, compared with the target set in the Plan, effect of personnel expense reduction is expected to be Yen 54.7 billion in two years from FY 2004 to 2005.(-Yen 34.7 billion in FY2004 and -Yen 20.0 billion in FY2005).

(Personnel Expenses)

	FY 2000	FY2003	Amount Change [%change]
Personnel Expenses (compared to the Plan)	Yen 273.0 billion	Yen 210.4 billion (-Yen 11.7 billion)	-Yen 62.6 billion [-23%]

(d) Compensation, bonus and retirement benefit for directors and statutory auditors

Compensation and bonus for all directors and statutory auditors was Yen 394 million and for full-time directors and auditors average compensation and bonus was Yen 22 million and average retirement benefit was Yen 13 million in FY 2003. All these numbers have met the target. Also, compensation for all directors and statutory auditors has been cut by 30% since July 2004 due to the shortfall of net profit for two consecutive years. From October 2004, because of the projection of significant net loss and the suspension of dividends for common and preferred shares, no compensation will be paid to the current top management, and in an average 50% and more cut for all directors and statutory auditors would be implemented. Consequently, the average compensation per person will be drastically reduced to Yen 14 million, Yen 8 million less than that of FY2003.

No retirement benefits for directors and statutory auditors will be paid in FY2005 and payments will not be resumed until dividends for preferred shares are paid.

Bonus for directors and statutory auditors has already been suspended.

(e) Non-personnel Expenses

Non-personnel expenses in FY 2003 was Yen 326.5 billion. By reduction in indirect cost and fixed cost mainly related to infrastructures, the result exceeded the reduction target by Yen 6.5 billion.

UFJ has pursued maximum overall group efficiency and will continue to seek to do so. Following the net loss in FY2003, the Group's cost structure has been aggressively re-examined, resulting in increased efficiency and the execution of extensive cost reductions.

In addition, in cooperation with third-party consultants, UFJ will pursue thorough rationalization including more efficient business procedures, conduct more efficient management of branches and head office organization, and will review cost management procedures from a variety of different angles. As a group we strive to reduce costs and seek more efficient management procedures, including those of group companies.

(Non-personnel Expenses)

	FY 2000	FY2003	Amount Change [%change]
Non personnel Expenses (compared to the Plan)	Yen 346.6 billion	Yen 326.5 billion (-Yen 6.5 billion)	-Yen 20.1 billion [-5.8%]

Even though UFJ will pursue maximum overall group efficiency, in the light of strengthening profitability, it will also allocate management resource strategically.

4. Establishment of Managerial Accounting and Measures of its Utilization

To heighten the fairness and objectivity of group management functions, clearly defined management indicators have been established.

Precisely, we set three indicators, "Risk and Cost Adjusted Return, Return on Equity, and Economic Profit", and utilize them to identify the profitability of each business and to establish an appropriate business portfolio.

RACAR: Risk and Cost Adjusted Return

-Maximizing returns compared with risk

This figure represents earnings after adjustments for expenses and credit risk costs. The UFJ Group uses RACAR to maximize returns in relation to risks.

ROE: Return on Equity

-Pursuing the efficient use of capital

The Risk-Adjusted Profit Ratio, which is similar to ROE, is obtained by dividing RACAR by the applicable risk capital. By using this indicator, the UFJ Group strives to conduct business activities efficiently in relation to the amount of risk capital allocated from the holding company.

EP: Economic Profit

-Creating and maximizing corporate value

Economic Profit is the amount of value created from the standpoint of stockholders. This figure is obtained by deducting the cost of capital, which is calculated by multiplying equity and stockholders' expected return, from net income. Using this indicator, the UFJ Group will create and maximize corporate value by conducting business activities in a manner that reflects the cost of capital.

3. Measures for Establishing Responsible Management System

(1) Management Philosophy with Due Consideration for Social & Public Nature of Financial Institution

We manage UFJ Group with full consideration on social and public nature of a financial institution, based on the management philosophy stated below. We will establish a corporate governance system emphasizing on clear separation of governance and management in order to secure fairness and transparency of management and maximize effectiveness of management.

1. Management Philosophy

Based on the management philosophy of being an innovative financial group that has the confidence of society and grows together with customers, we are struggling to accomplish the public and social mission as a financial institution, by providing the most appropriate and valuable services to our customers.

2. Compliance

We believe that enhancing our compliance system and observing the Basic Compliance Policy and Code of Conduct for Employees to realize our management philosophy win us a strong support from customers and high trust of the markets.

[Basic Compliance Policy and Code of Conduct for Employees]

1. At all times, be aware of the social responsibility and the mission of the UFJ Group as a comprehensive financial group. Work to earn the unconditional trust of society by properly conducting business operation.
2. Maintain solid lines of communications with the public, in particular through the consistent and fair disclosure of accurate information regarding operations. The goal is to earn a reputation among the public as an organization with highly transparent management.
3. Strictly observe all laws and regulations, conduct business activities that are sincere, fair and comply with accepted ethical standards of behavior.
4. Contribute to local and global economies and societies by fulfilling the UFJ Group's mission as a responsible corporate citizen that upholds high ethical standards which prevail in the global society.
5. Reject all anti-social influences that are disruptive or pose a threat to society.

3. Internal Audits

The objective of internal audits is to gain the confidence of customers and markets and to maximize the value of the group through the process of verification and evaluation from an independent standpoint. Internal audits are used to verify and evaluate internal control systems, including compliance and risk management, and to confirm that these systems are appropriate and effective. Based on these internal audits, reports and recommendations are submitted to the group management, including managers in charge of corporate governance and senior executives who directly oversee operations.

- UFJ Holdings has prepared an Internal Audits Charter in which the purpose, authority and responsibilities for internal audit activities are defined. UFJ Bank, UFJ Trust Bank, and all other group companies conduct their audit activities in conformity with this charter.
- UFJ Holdings has an Internal Audit Department overseen by an executive officer who does not hold other concurrent office in business departments. This department supervises, monitors and evaluates the internal audit functions of the entire group and performs audits of all departments at UFJ Holdings. The above-mentioned executive officer participates in Audit and Compliance Committees in each bank as a committee member, and UFJ Holdings conducts audits on UFJ Bank and UFJ Trust Bank when necessary.
- Internal Audit Departments at the UFJ Group are constantly working to achieve further improvements in the quality of their internal auditing activities by conducting appropriate risk assessments. Specifically, efforts are made to conduct audits having a cycle and depth that reflect the nature and degree of risk at each audited section, as well as to conduct more efficient and effective audits by improving auditing methods and programs. Efforts are also made to increase the sophistication of internal audit activities, such as by introducing a system for off-site monitoring and the introduction of upgraded audit methods and audit programs.

(2) Business Decision-Making Process & System of Mutual Checks and Balances

We will establish a corporate governance system emphasizing on clear separation of governance and management in order to secure fairness and transparency of management and maximize effectiveness of management.

1. Board of Directors and directors

- As an organization in charge of decision-making and governance, the Board of Directors of UFJ Holdings refine and reach decisions on proposals regarding management policies and strategies prepared by the President & CEO and other executive officers. The Board of Directors also motivates these executives to maximize the group's value by monitoring and evaluating their

performance, making appointments and setting remuneration.

- The Board of Directors has seven members, three of whom are external members in order to reinforce its governance and to improve transparency of management. The four other board members are President of UFJ Holdings, an executive officer of UFJ Holdings, President of UFJ Bank, and President of UFJ Trust Bank. Presidents of UFJ Bank and UFJ Trust Bank serve as directors of UFJ Holdings to clarify the responsibility of top management of main subsidiaries, to the shareholders of UFJ Holdings.

<Nomination Committee>

As a sub-committee of the Board of Directors, the Nomination Committee, which is entirely made up of external directors, ensures that the systems and decision-making processes for appointing directors, corporate auditors and executive officers of UFJ Holdings and directors and corporate auditors of UFJ Banks and UFJ Trust Bank are fair and transparent.

<Compensation Committee>

As a sub-committee of the Board of Directors, the Compensation Committee, which is entirely made up of external directors, ensures that the systems and decision-making processes for evaluating the performance of President of UFJ Holdings and determining the compensation for him are fair and transparent.

<Audit and Compliance Committee>

From the standpoint of assisting the business supervision function of the Board of Directors, the Audit and Compliance Committee is established, which is made up of external directors and a highly trained professional (an attorney) from outside the group. The Committee monitors the internal management status and important matters on legal compliance. Reports shall be made to the Board of Directors with its opinion attached, regarding problems and violations that have a significant impact on business.

<Executive Officers>

To strengthen the execution of business activities, UFJ Holdings has adopted the executive officer system. Executive officers are entrusted execution of business by the Board of Directors and execute business operations under the direction of the President and CEO.

<Group Management Committee>

- The Group Management Committee is established to assist the President and CEO.

- The Committee comprises the President and CEO of UFJ Holdings and executive officers in charge of group planning, risk management and compliance and executive officers, Presidents of UFJ Bank and UFJ Trust bank may participate when necessary.
- The Committee receives reports on important matters from subsidiaries, which may be also reported to the Board of Directors, and the Committee may participate in the decision-making process of subsidiaries.

<Board of Corporate Auditors>

The Board of Corporate Auditors of UFJ Holdings shall comprise five members, including two members from outside the group.

UFJ Holdings formulates group strategies and performs group management functions.
It has following departments to achieve its goals: Group Planning Department, Public Relations Department, Risk Management Department, Compliance Department, General Affairs Department, Secretariat, and Internal Audit Department.

(3) Clarification of Responsibilities of the Management

The previous top management, namely, the Presidents of UFJ Holdings, UFJ Bank and UFJ Trust Bank, has already resigned based on the fact that we posted a net loss and suspended dividend payment to common shareholders for fiscal 2003 and we could not achieve the target stated in the follow-up rule of the capital injected bank (so-called "30% rule"). We also have applied rigid disciplinary punishments on executive officers in charge. We have renewed the management and will carry out the management reform under the new management.
As the net profits of UFJ Group were far below targets outlined in Financial Revitalization Plan in two consecutive years, the compensation for all directors and statutory auditors has been cut by 30% since July 2004.
As it is also expected that UFJ Holdings, UFJ Bank and the UFJ Trust Bank post losses in FY2004, with no dividend being expected for either ordinary shares, preferred shares or securities, including public funds, we further cut compensation, paying no compensation for the current top management, namely, the Presidents of UFJ Holdings, UFJ Bank and UFJ Trust Bank. Consequently, We decided to cut more than 50% per annum of compensation for all directors and statutory auditors at least for the second half of FY 2004 and the first half of FY 2005. This level of compensation will be kept till we post a net profit and resume dividends.
No retirement benefits for directors and statutory auditors will be paid as long as dividends for preferred shares are suspended. Even after dividends for preferred shares are resumed, we deliberate the responsibilities of the retiring directors and statutory auditors when they are in office. Bonus has already been suspended for directors and statutory auditors.

(4) Clarification of Responsibilities of Each Executive Officer

<UFJ Holdings>

UFJ Holdings emphasizes on clear separation of governance and management. It has adopted the executive officer system to strengthen the execution of business activities, as the President being Chief Executive Officer. Each executive officer in charge of the Plan to Revitalize Management shall be well versed in the operation in charge, administrating and directing each division under his management to demonstrate its full function. He also makes fully deliberate and conservative judgments based on the environment surrounding our management and change of management plans. Separation of governance and execution of business is clarified in the process of establishment of governance systems.

<UFJ Bank>

As an organization in charge of decision-making and governance, the Board of Directors of UFJ Bank refine and reach decisions on proposals regarding management policies and strategies prepared by the President and other executive officers. The Board of Directors also motivates these executives to maximize the corporate value by monitoring and evaluating their performance, through appointments and remuneration by the holding company.
In the Board of Directors, the President and CEO of UFJ Holdings serves as the Chairman and a non-executive director, and the Executive Officer in charge of the Group Planning Department of UFJ Holdings serves as a director, supervising execution of business by the management of UFJ Bank. Rest of the Board members comprises executive directors including the President of UFJ Bank. Governance and execution is thus clearly separated.

<UFJ Trust Bank>

As an organization in charge of decision-making and governance, the Board of Directors of UFJ Trust Bank refine and reach decisions on proposals regarding management policies and strategies prepared by the President and other executive officers. The Board of Directors also motivates these executives to maximize the corporate value by monitoring and evaluating their performance, through appointments and remuneration by the holding company.
In the Board of Directors, a Senior Executive Officer and Director of UFJ Holdings serves as a non-executive director, supervising execution of business by the management of UFJ Trust Bank. Rest of the Board members comprises executive directors including the President of UFJ Trust Bank. Governance and execution is thus clearly separated.

(5) Firm management stance

The demonstration of business management ability shown through board meetings, and the reconstruction and the maintenance of UFJ's corporate governance structure are top management issues for UFJ.

The management of UFJ Holdings, UFJ Bank and UFJ Trust Bank believes it necessary to improve the business management and supervision by proactive involvement in the Group's internal management system. It is also necessary to clarify missions of Head Office departments, so that a system of mutual supervision operates efficiently. Through this, UFJ aspires to achieve sound bank management and will demonstrate a determined management stance aimed at restoring the confidence of shareholders and depositors.

(6) Profitability improvement in response to Business Improvement Order

- UFJ Holdings, UFJ Bank, and UFJ Trust Bank will strengthen corporate governance in order to enhance profitability, based on the fact that we could not achieve the target required in the so-called "30% rule" for two consecutive years and no dividend will be paid for either ordinary shares, preferred shares or securities for the fiscal year ending March 2005.
- We will increase profitability through enforced control and monitoring by newly adding several external experts.
- Especially, in response to administrative actions, we will strengthen our corporate governance and internal control systems over UFJ Bank by UFJ Holdings through appointing the President and CEO of UFJ Holdings as the Chairman and a non-executive director of UFJ Bank.
- We will also strengthen our corporate governance and internal control systems over UFJ Trust Bank by UFJ Holdings.
- Earnings and risks of each business line continues to be reported to the management at a monthly meeting of executive officers and general managers at UFJ Bank and UFJ Trust Bank.

< Establishment of "Follow-Up Meeting for the Plan to Revitalize Management" >

In order to achieve the Plan, and in conjunction with the advice of newly-appointed outside experts, we will strengthen corporate governance through various management processes, aiming to improve profitability by enhancing lending to small- and medium-sized enterprises, accelerating restructuring measures and promoting initiatives for the non-performing loan problem, etc.

< Establishment of “Advisory Meeting”>

We will set up a meeting where external directors, external auditors and above mentioned external experts may discuss proposals and provide UFJ management with advices.

<Strengthening corporate governance >

(Strengthening the function of the board of directors)

- UFJ will increase the frequency of the regular board meeting from 10 times a year to once a month
- UFJ will increase the frequency of the performance reports on such issues as profitability or SME lendings from quarterly to monthly

(Strengthening management supervision by external directors)

- Executive office supporting external directors will strengthen cooperation and coordination among the holding company and subsidiaries by communicating discussions at board meetings.
- UFJ will set up a commission consisting of external directors and auditors for the purpose of selecting agendas for board meetings.

Corporate Governance Framework of the UFJ Group


UFJHD
Corporate Governance/Execution
Board of Directors
UFJ Bank
Corporate Governance/Execution
UFJ Trust
Board of Directors
Corporate Governance/Execution

* I are organizations to be established or reorganized to review from the third party professionals regarding compliance or risk management
* II are organization to be established or reorganized to review from the third party professionals regarding Improving profitability

(7) Voluntary and Proactive Disclosure

We pursue strong support from customers and high confidence from markets, with the management

philosophy of being an innovative financial group that has the confidence of society and grows together with customers. We recognize that it is one of the most important responsibilities of the management to provide valuable information in a accurate and timely manner to shareholders, investors, depositors, and customers.

Based on that recognition, we have carried out various actions as stated below. To strengthen internal control over disclosure, in July 2004, we prepared a policy on disclosure and established the Group Disclosure Committee. We continue to improve contents and ways of disclosure.

1. Improvement of disclosure methods

- Provision of information relating to financial positions and business strategies through disclosure booklet, annual report, and mini disclosure booklet.
- Timely provision of information through news releases on the web.
- Top management will take various opportunities, such as information meetings and investor relations meetings to explain financial positions and business strategies.

2. Expansion of disclosure

- Enhancing management transparency through a voluntary expansion of disclosure, in addition to legally required disclosure items
- More detailed analysis of business portfolio, particularly from the perspective of business management, such as, by business line and customer segment.
- Explanations regarding strategy, operations, and earnings trends for major consolidated subsidiaries.

4. Measures to Avoid Outflows of Profits through Dividends

(1) Basic Philosophy

We will increase internal reserve by further strengthening profitability through promotion of group business strategy and pursuit of effective group management, aiming to be an innovative financial group providing comprehensive financial services to retail and medium-sized corporate customers, while tackling problem loan issues aggressively.

(2) Principles Regarding Dividends and Directors' Total Remuneration

Regarding dividend, from the standpoint of the public nature of a bank and the maintenance of sound management, we believe it is fundamental to implement a stable dividend policy, while striving to expand our internal reserves, with due consideration for enhancement of shareholders' value in the long run.

We suspended dividend on common shares in FY2003 due to a net loss.

For the first half of FY2004, UFJ Holdings is expected to post a significant non-consolidated loss as a result of an impairment of UFJ Bank and UFJ Trust Bank shares it holds, due to significant net losses at these subsidiaries. UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities. Through aggressive measures to improve profitability in FY2005, we shall make every effort to resume dividend payments on preferred shares as soon as possible. We will decide dividend on common shares after careful consideration on group profit and internal reserve.

Regarding directors' total remuneration, we plan further cut in addition to the reduction already made for all directors and statutory auditors of UFJ Holdings, UFJ Bank, and UFJ Trust Bank. Bonuses have been suspended for directors and statutory auditors.

For details, please refer to "3.(3) Clarification of Responsibilities of the Management".

5. Measures for Smooth Extension of Loans & Other Forms of Credit

We position retail and small- to medium-sized corporate customers as our core customers and continue to respond financial needs of small- to medium-sized corporate customers aggressively. Especially, we strive to increase exposures to small- to medium-sized corporations and to achieve the balance target of the year by promoting various measures such as introduction of new loans catered for small-sized corporations, increase of staff members and offices for medium-sized corporations, and thorough reform of credit assessment.
Outline of actual measures for FY 2004 is set forth below.

(1) Reinforcement of group-wide control
(2) Efforts to promote business with small-sized corporations
(3) Efforts to gain new customers
(4) Promotion of various products
   1. CLO for medium- and small-sized corporations
   2. Privately placed bond
   3. Setting up various kinds of funds
   4. Loans with guarantee form Credit Guarantee Corporations
   5. Provision of trust functions
   6. Asset-backed finance
   7. Syndicated loans
   8. Loans for apartments
   9. Reform of credit assessment
(5) Support to growing enterprises

6. Measures to Secure Financial Resources to Allow Cancellation, Purchase of Stocks Issued and Redemption or Repayment of Loans, Using Profits

(1) Policy on Cancellation, Purchase of Stocks Issued and Redemption or Repayment of Loans

We will strive to secure adequate internal reserves from profits, and plan to secure profits distributable as dividends appropriate for cancellations as soon as possible.
While aiming to reinforce our capital by accumulating profit through enhanced earnings, we will try to maintain enough capital ratio and Tier I ratio even excluding public funds.

(2) Change of Earning Surplus

We will surely accumulate earning surplus through yearly net profits from FY2005, by solving the problem loan issue in FY2004. Moreover, we plan management integration with Mitsubishi Tokyo Financial Group (MTFG) in October 2005. In consideration of additional profitability of MTFG, the new group after integration will be able to accumulate enough earning surplus for repayment of public funds.

After the management integration with MTFG, we aim at further accumulation of earning surplus and further increase of corporate value through improved profitability. We plan to disclose the concrete plan to accumulate earning surplus after integration in the new Plan to Revitalize Management to be revised in the course of integration.

(Yen bil.)

		FY2005 Plan	FY2006 Plan
Net profit after tax (Total of UFJ Bank and UFJ Trust Bank) *		(823.3)	305.8
Earning Surplus	Holding Company	-	14.4
	Total of UFJ Bank and UFJ Trust Bank *	-	226.0
	Grand Total	-	240.4

* Includes UFJ Strategic Partner, UFJ Equity Investments, and UFJ Trust Equity

(Reference) Net profit forecast of MTFG

(Yen bil.)

	FY2005 Plan
Net profit after tax (Total of Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking Corporation)	275.0

Balance of earning surplus as of end Mar.04 is Yen 1,080.2 bil.
(Total of Holding company, Bank of Tokyo-Mitsubishi and Mitsubishi Trust and Banking Corporation)

(3) Outlook in Earnings

(Please refer to Table 11)

7. Measures to Secure Sound Financial Condition, Healthy and Approprlate Business Operations

(1) Status of Risk Management

1. Risk management philosophy

UFJ Group pursues to maximize corporate value as a purveyor of a broad range of financial services. To improve soundness and effectiveness of management while controlling risks appropriately in the process of conducting its business activities, we consider it is important to identify and control various risks appropriately based on a consistent philosophy. With this idea, we make efforts to improve group risk control systems to conduct risk control activities.

2. Status of risk management structure

a. Risk management at the group

- Development and maintenance of risk management structure in each company and as a group have aimed at realization of risk management structure suitable for scale and nature of risks of each company, based on the idea that individual risk management activity at each company is vitally important.
- Risk management structure should be developed and maintained from the viewpoint of organizational structures, rules and policies, policies. We have developed the risk management structure through implementation of group risk management process.

b. Risk management at UFJ Holdings

- In UFJ Holdings, reports and suggestions are submitted to the management through Group Risk Management Committee which discusses risk management issues thoroughly by monitoring and analyzing risks form various angles. The Committee invites participants from major subsidiaries in order to realize effective group risk management.
- UFJ Holdings has supported major subsidiaries to refine their risk management systems through guidance and advice, and by sharing important issues to be recognized to build risk management systems in each company.

c. Risk management at major subsidiaries

- Major subsidiaries have practiced risk management suitable for each company's business nature,

based on the uniform policy of the group.

- Subsidiaries periodically report to UFJ Holdings on their risks and progress in development and improvement of their risk management systems.

3. Thorough reinforcement of credit risk management

Sweeping initiatives are being taken to strengthen the credit risk management framework, recognizing that we have to show our strong commitment to restore the confidence of our shareholders and depositors by realizing sound bank management through restructuring of credit risk management framework.

<UFJ Holdings>

- Establishment of check and balance system regarding credit risk management

  UFJ Holdings will conduct monitoring and appropriate guidance on its subsidiary banks more than before to ensure check and balance systems in subsidiaries.

- Initiatives to strengthen monitoring and verification

  The Risk Management Department of UFJ Holdings will strictly verify whether decision-making is made under check and balance scheme and corporate governance is properly functioning in subsidiary banks.

- Reinforcement of corporate governance to conduct appropriate guidance

  Important issues such as change of exposure to large borrowers and progress of restructuring plans are reported directly by subsidiary banks to the Board of Directors of UFJ Holdings.

<UFJ Bank>

- Reinforcement of role of the Board of Directors

  - Greater involvement of the Board of Directors in discussions on large troubled borrowers
  - Greater involvement of the Board of Directors in discussions on charge-off and reserves

- Reinforcement of Head Office Function

  - Establishment of Credit Risk Management Committee

    Credit Risk Management Committee is newly established comprising of external experts such as certified public accountants, attorneys at law and consultants, who have expertise in banking, in order to improve judgment at the Board of Directors and

secure transparency and objectivity.

- Establishment of Financial Accounting Department
- Precise credit ratings and self-assessment
- Independence of audit section with functions strengthened

  Audit and Compliance Committee will be chaired by a newly invited external director and its functions will be strengthened.

<UFJ Trust Bank>

- Reinforcement of role of the Board of Directors
  - Greater involvement of the Board of Directors in discussions on large troubled borrowers
- Reinforcement of Head Office Function
  - Improvement on assignment of credit ratings, self-assessment and disclosure
  - Change of responsible department for charge-off and reserves on credit risk
  - Establishment of Compliance Department.

(2) Status of Decision-Making Authority Relating to Asset Management

At the holding company, we set "Credit Risk Management Policy" which is a common framework for credit risk management across the group and "Credit Risk Management Plan" which is a concrete plan revised annually.
Also, for appropriate lending operations, we perform credit risk management on a group basis, including aggregate exposure control for common large borrowers in UFJ Bank and UFJ Trust Bank.
At UFJ Bank and UFJ Trust Bank, lending operations are conducted based on the rules and policies set by the holding company, and decisions on each specific cases are made in accordance with the credit administration rules of each bank.

(3) Asset Quality

1. Situation of problem loans under the Financial Reconstruction Law

(Please refer to Table 13)

2. Situation of risk monitored loans

(Please refer to Table 14)

(4) Charge Off and Reserving Policy

1. Voluntary & proactive charge off and reserving policy considering stock subscription by public fund

<Basic policy>

At UFJ Bank and UFJ Trust Bank, We institute a rigorous 'self assessment standard' and 'charge off and reserving policy' unified for the two banks in accordance with the related laws, and apply them in preparing our financial statements.

The 'self assessment standard' is established in accordance with the 'Financial Inspection Manual' (July 1999) and the 'Inspection of In-House Systems Relating to Self Assessment of Asset for Financial Institutions, and Practical Guidelines Relating to the Audit of Write Offs and Provisions' (issued by Japan Association of Certified Public Accountants in April 1999) (hereafter the 'Practical Guidelines').

The 'charge off and reserving standard' is instituted in accordance with the Commercial Code, corporate accounting principles, 'Practical Guidelines' and the 'Financial Inspection Manual'.

Further, the self-assessment, charge offs and setting aside of reserves, as a general rule, cover all assets.

The assessment of assets based on the uniform 'self assessment standard' is implemented, and based on the results of that assessment, appropriate accounting treatment is effected in accordance with the 'charge off and reserving standard'.

At UFJ Bank, when material changes are made on 'self assessment standard' and 'charge off and reserving policy', discussion in advance are required at the Credit Risk Management Committee comprising of only external experts such as certified public accountants and attorneys at law, securing objectivity and transparency by effectively introducing and utilizing external support.

<Charge off & reserving system>

In order to ensure objectivity in charge offs and setting aside of reserves, and to smooth procedures, we institute a 'self assessment manual' and a 'charge off and reserving manual', and at the same time make appropriate reports to top management about the results of the self assessment and the results of charge offs and setting aside of reserves.

Regarding the series of procedures relating to the self-assessment, and, to charge offs and reserves, as well as the results thereof, the credit review division conducts the internal reviews, and an auditing company conducts external audits.

<Outline of charge off & reserve policy>

[Claims against normal borrowers]
General reserve established in the amount of expected loss, calculated based on a expected loss ratio calculated with historical actual loss amount in a certain period.

[Claims against special mention borrowers (excluding sub-standard borrowers)]
For large borrowers with exposure of more than Yen 10 bil. and upgraded from sub-standard or below, general reserve established in the amount of difference between book amount of loans and cash flows relating to repayment of principal and payment of interest, discounted with contracted interest rate before easement of loan conditions.
For other borrowers, general reserve established in the amount of expected loss, calculated based on a expected loss ratio calculated with historical actual loss amount in a certain period.

[Claims against sub-standard borrowers]
For large borrowers with exposure of more than Yen 10 bil., general reserve established in the amount of difference between book amount of loans and cash flows relating to repayment of principal and payment of interest, discounted with contracted interest rate before easement of loan conditions.
For other borrowers, general reserve established in the amount of expected loss, calculated based on a expected loss ratio calculated with historical actual loss amount in a certain period.

[Claims against doubtful borrowers]
For large borrowers with exposure of more than Yen 10 bil., when the cash flows relating to repayment of principal and payment of interest is reasonably estimated, specific reserve established in the amount of difference between book amount of loans and cash flows relating to repayment of principal and payment of interest, discounted with contracted interest rate before easement of loan conditions.
For other borrowers, specific reserve established in the amount of expected loss, calculated based on a expected loss ratio calculated with historical actual loss amount in a certain period.

[Claims against bankrupt and quasi-bankrupt borrowers]
The outstanding amount, after subtracting the possible disposal amount of collateral and the possible recovery amount from guarantees from the loan amount, shall be directly written off or stated under the 'specific loan loss reserve'.

2. Plan of final disposal through sales and collection

We set the Accelerated Business Reform Plan in December 2002, and the Corporate Advisory Group of UFJ Bank took the lead to deal with those problem loans, with problem loans representing the most urgent issue of the UFJ Group. In addition to the huge reserves associated with large troubled borrowers in FY2003, we took the intensive actions as follows to secure the completion of restoration of sound asset quality.

- Corporate Restructuring Department is newly established at UFJ Bank, to deal with specific large borrowers. We implement thorough restructuring plans as soon as possible for those specific borrowers by committing human resources and know-how intensively.
- Credit Administration Department V exclusively takes care of medium-sized problem borrowers, which makes it possible to accelerate the final disposal.

3. Policy on debt forgiveness

Because debt forgiveness entails the cancellation of claims to the borrower without compensation, resulting in the group having to bear the burden as its losses, we exercise extreme caution in considering each case.
When support is extended through debt forgiveness, the following points will be considered, taking into account the 'basic policy on the operations of the Financial Reconstruction Commission' issued by the Financial Reconstruction Commission on January 20, 1999, the 'basic viewpoint on capital injection for financial institutions that apply' promulgated on March 12, 1999, and the 'Guideline for Multi-Creditor Out-of-Court Workouts' announced by the Study Group for the Guideline for Multi-Creditor Out-of-Court Workouts on September 19, 2001.

- Remaining loan amount will become definitely recoverable, through an improvement in the business condition of the borrower as a result of debt forgiveness.
- Granting the debt forgiveness makes economic sense, as compared with not granting the debt forgiveness.
- The responsibility of the top management of the borrower is clarified.
- Social impact could be caused by the bankrupt of the borrower is considered.

In granting debt forgiveness, we will carefully consider the above, and will then make a decision accordingly.

(5) Net Unrealized Gains (Losses)

Unrealized gain and loss as of March 31, 2004 on available-for-sale securities with market value is shown in the Table 18.

We continue to minimize the risk related to stocks by reducing the stocks held while paying full consideration on the impact on the market, from the view point of reduction of the risk associated with price fluctuation and effective asset management.

(6) Trends In Derivatives Transactions

Contract amount, notional amount and credit risk exposure equivalent amount are shown in Table 19.

Composition by credit ratings is shown in Table 20.

(7) Securing Sound Financial Conditions of Subsidiary by Way of Subordinated Debts and Loans

UFJ Holdings may procure funds by way of subordinated debts or loans in order to enhance capital of the group. The proceeds will be used for subscription of the bonds issued by subsidiaries or for loans to subsidiaries.

(Outstanding of subordinated debts of UFJ Holdings)

(Yen bil.)

	FY2003 Result	FY2004 Plan	FY2005 Plan
Outstanding of subordinated debts	100	-	-

UFJ Holdings currently subscribes Yen 100 bil. of the subordinated debt of UFJ Bank.

UFJ Holdings

(Supplementary Data)

UFJ Group concluded a basic agreement with regard to the management integration with MTFG on August 12, 2004 subject to receiving approval from the relevant authorities as stipulated by law. The integration is targeted for completion by October 1, 2005.

UFJ Group is now still at an early stage of merger preparation and synergies and cost reductions have yet to be discussed in the course of merger discussion going forward. Since we cannot incorporate merger effect into our plans at this moment of time, we have formulated plans for the period before the management integration. (for FY 2004 and 2005)

After the management integration we will further improve profitability as a new group. Thus as the management integration progresses, we will formulate revised plans to revitalize management with more concrete figures on integration effect.

Table 1-1 Financial Projection Summary (UFJ Holdings, Inc.)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2006 (Plan)
Total assets	4,111.2	2,801.9	1,294.0
Loans and bills discounted	0.0	0.0	0.0
Securities	4,106.9	2,796.0	1,287.1
Total liabilities	157.4	366.0	366.0
Total stockholders' equity	3,953.4	918.7	933.0
Capital stock	1,000.0	1,000.0	916.3
Capital surplus	1,882.9	1,882.9	0.0
Other capital surplus	1,001.7	1,001.7	0.0
Legal surplus	0.0	0.0	0.0
Retained earnings	66.4	(2,970.8)	14.4
Treasury stock	(0.8)	(0.8)	(0.8)

2. Income Statements

(Billions of Yen)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2006 (Plan)
Ordinary profit	16.5	(1.6)	14.4
Dividends received	15.5	2.3	18.0
Operating expenses	2.3	2.3	2.3
Personnel expenses	0.8	0.8	0.8
Non-personnel expenses	1.4	1.4	1.4
Extraordinary profits	0.0	0.0	0.0
Extraordinary loss	8.4	3,020.0	0.0
Income before income taxes	8.1	(3,021.6)	14.4
Provision for income taxes	0.9	0.0	0.0
Income taxes (deferred)	(3.4)	2.8	0.0
Net income	10.6	(3,024.4)	14.4

3. Dividends

(Billions of Yen; Yen; %)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2006 (Plan)
Profit distributable as dividends	1,067.3	0.0	12.3
Cash dividends	12.8	0.0	11.6
Dividend for common stock	0.0	0.0	-
Dividend for preferred shares (public fund portion)	11.1	0.0	11.1
Dividend for preferred shares (portion other than public funds)	1.6	0.0	0.5
Dividend per common stock	0	0	-
Dividend per class I preferred share	37,500	0	37,500
Dividend per class II preferred share	15,900	0	15,900
Dividend per class III preferred share *(Note 1)*	68,750	0	-
Dividend per class IV preferred share	18,600	0	18,600
Dividend per class V preferred share	19,400	0	19,400
Dividend per class VI preferred share	5,300	0	5,300
Dividend per class VII preferred share	11,500	0	11,500
Dividend rate per preferred share (public fund portion)	0.80%	-	0.80%
Dividend rate per preferred share (portion other than public funds)	2.22%	-	1.23%
Dividend payout ratio	240.34%	-	81.43%

4. Management Indicators

(%)

	Fiscal Year 3/2004 (Actual)	Fiscal Year 3/2005 (Plan)	Fiscal Year 3/2006 (Plan)
Return on equity (net income / stockholders' equity*)	0.27%	(124.15)%	1.55%
Return on assets (net income / total assets*)	0.26%	(107.94)%	1.11%

* *Average Balance*

Note 1: to be coverted to common stock on October 1, 2004

Table 1-2 Financial Projection Summary

(Combined non-consolidated figures of UFJ Bank and UFJ Trust)

1. Balance Sheets (Assets and liabilities are averages of periodic balances and items in capital accounts are balances at the end of period)

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Total assets	82,057.6	72,989.0	72,520.6
Loans and bills discounted	39,740.6	39,675.0	39,466.0
Securities	21,462.0	21,295.0	22,060.0
Trading assets	2,246.2	2,344.5	2,343.5
Deferred tax assets (at the end of period)	1,369.6	1,176.3	1,012.3
Total liabilities	79,804.1	79,651.5	78,057.0
Deposits (including NCDs)	55,419.7	54,998.0	54,436.0
Bonds	0.0	0.0	0.0
Trading liabilities	1,572.0	1,600.9	1,600.9
Deferred tax liabilities (at the end of period)	0.0	0.0	0.0
Deferred tax liabilities related to revaluation reserve for land (at the end of period)	69.2	69.3	69.3
Total stockholders' equity (at the end of period)	1,981.1	1,787.7	2,095.9
Capital stock	1,124.1	1,474.1	1,474.1
Capital surplus	869.8	861.9	99.5
Other capital surplus	0.0	0.0	0.0
Legal surplus	23.7	24.1	24.1
Retained earnings	(298.4)	(782.5)	308.7
Revaluation reserve for land, net of taxes	99.5	99.2	99.2
Net unrealized gains (loss) on available-for-sale securities, net of taxe	146.3	108.8	108.8
Treasury stock	0.0	0.0	0.0

2. Income Statements (Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Gross operating profit (after write-off of trust account)	1,337.3	1,283.0	1,343.1
Trust fees (after write-off)	49.6	53.0	59.2
Jointly operated designated money trust account	17.7	13.0	12.4
Credit costs (trust account)	16.9	11.5	3.6
Interest income	974.9	955.6	1,045.0
Interest expenses	201.8	201.9	233.7
Fees and commissions	219.4	244.3	272.4
Trading revenue	146.6	121.5	120.3
Other operating income	148.4	110.2	79.7
Bonds related income	121.3	48.0	14.6
Business profit before net transfer to general reserve	789.4	745.2	787.7
Business profit	430.3	874.1	858.2
Less: Net transfer to general reserve	342.2	(140.4)	(74.1)
Operating expenses	564.8	549.3	559.0
Personnel expenses	209.5	180.1	191.3
Non-personnel expenses	327.4	338.9	337.3
Credit costs (banking account)	931.5	1,262.5	333.7
Gains (losses) on stocks and other equity securities	288.5	(187.0)	0.0
Revaluation losses	8.2	317.0	0.0
Ordinary profit	(342.1)	(596.2)	483.7
Extraordinary profit	126.8	0.0	0.0
Extraordinary loss	56.7	23.7	11.0
Provision for income taxes	(0.7)	0.0	0.0
Income taxes (deferred)	34.7	193.3	164.0
Net income	(307.1)	(813.1)	308.7

3. Dividends (Billions of Yen; Yen; %)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Profit distributable as dividends	17.7	0.0	257.3
Cash dividends	2.3	0.0	73.5
Dividend for common stock	0.0	0.0	12.8
Dividend for preferred shares (public fund portion)	2.3	0.0	11.2
Dividend for preferred shares (portion other than public funds)	0.0	0.0	49.5
Dividend per common stock	0.00	0.00	2.50
Dividend rate per preferred share (public fund portion)	1.15	0.00	0.80
Dividend rate per preferred share (portion other than public funds)	0.00	0.00	6.66
Dividend payout ratio	0.00	0.00	29.82

4. Management Indicators (%)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Yield on interest -earning assets (A)	1.48	1.49	1.62
Loans and bills discounted (B)	1.77	1.75	1.92
Securities	0.96	1.01	1.11
Yield on interest-bearing liabilities (C)	1.01	1.01	1.10
Deposits and others (including NCDs) (D)	0.11	0.12	0.18
Expense ratio (E)	0.88	0.87	0.91
Personnel expense ratio	0.32	0.28	0.31
Non-personnel expense ratio	0.51	0.54	0.56
Profit margin of funds (A) - (C)	0.46	0.48	0.52
Profit margin between loans and deposits (B) - (D) - (E)	0.77	0.76	0.82
Non interest income ratio *(Note 1)*	34.97	35.74	35.79
OHR	41.70	42.43	41.51
ROE *(Note 2)*	38.14	39.76	40.57
ROA *(Note 3)*	1.00	1.02	1.09

Notes:

1 *Non interest income ratio = (Trust fees + fees and commissions + trading revenue) / (Gross operating profit - other operating income)*

2 *Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity<average balance>*

3 *Business profit before net tranfer to general reserve / (total assets - customers' liabilities for acceptances and guarantees)<average balance>*

(Combined figures of UFJ Bank (including UFJSP and UFJEI) and UFJ Trust (including UFJTE))

Income Summary and Management Indicator (Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Business profit before net transfer to general reserve and before write-off of trust account	784.6	745.4	787.8
Credit related expenses *(Note 1)*	1,391.2	1,129.6	265.7
Gains & losses on stocks and other equity securities	329.9	(200.7)	0.0
Revaluation losses	8.2	263.0	0.0
Ordinary profit	(424.7)	(606.4)	480.8
Net income	(372.3)	(823.3)	305.8
			(%)
ROE *(Note 2)*	40.22	39.77	40.57

Notes:

1 *Credit related expenses = Net transfer to reserve for possible loan losses + Creidt costs + Loans written-off in trust account*

2 *Business profit before net transfer to general reserve and before write-off of trust account / Stockholders' equity<average balance>*

Table 1-3 Earning Trends and Target of Trust Related Business

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Gross operating profit (A)	83.6	100.3	111.5
Corporate agency	29.3	34.8	34.8
Real estate	12.1	16.3	19.4
Asset Securitization	5.4	8.3	8.8
Pensions & Securities related	24.0	26.0	31.1
Private client service	10.4	12.2	15.6
Operating expenses to (A) (B)	50.2	49.1	49.5
Personnel expenses	21.5	19.3	20.0
Non-personnel expenses	27.3	28.0	27.5
(A) - (B)	33.4	51.2	62.0

Table 1-4 Trend of Earnings (UFJ Holdings consolidated)

1. Balance Sheets (Balances at the end of the period) (Billions of Yen)

	Fiscal Year 3/2003 Actual	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Forecast
Total assets	80,207.4	82,134.4	
Loans and bills discounted	44,178.6	42,462.6	
Securities	18,132.8	22,025.9	
Trading assets	3,045.0	2,792.9	
Deferred tax assets	1,522.6	1,413.7	
Total liabilities	77,499.7	79,643.9	
Deposits (including NCDs)	56,078.3	58,490.1	
Bonds	-	-	
Trading liabilities	1,965.3	2,167.5	
Deferred tax liabilities	0.3	17.9	
Deferred tax liabilities related to revaluation reserve for land	82.7	76.9	
Minority interests	843.3	825.4	
Total stockholders' equity	1,864.3	1,665.0	
Capital stock	1,000.0	1,000.0	
Capital surplus	1,233.7	1,233.7	
Retained earnings	(359.3)	(760.5)	
Revaluation reserve for land, net of taxes	121.7	112.9	
Net unrealized gains (losses) on available-for-sale securities, net of taxes	(65.7)	172.6	
Foreign currency translation adjustments	(64.1)	(91.4)	
Treasury stock	(1.9)	(2.2)	

2. Income Statements (Billions of Yen)

	Fiscal Year 3/ 2003 Actual	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Forecast
Total income	2,400.5	2,566.6	2,300.0
Interest income	1,156.9	1,027.5	
Trust fees	58.4	49.4	
Fees and commissions income	361.0	454.7	
Trading revenue	140.6	188.0	
Other operating income	549.5	492.5	
Other income	133.9	354.4	
Total expenses	3,069.9	2,964.3	2,700.0
Interest expenses	288.5	202.5	
Fees and commissions expenses	68.5	66.9	
Trading expenses	0.4	-	
Other operating expenses	314.4	334.4	
General and administrative expenses	775.1	773.0	
Other expenses	1,622.8	1,587.4	
Loans written-off	274.0	426.3	
Net transfer to loan loss reserves	401.7	838.3	
Net transfer to general reserve	242.4	280.0	
Net transfer to specific reserve	160.4	559.6	
Ordinary profit	(669.3)	(397.6)	(400.0)
Extraordinary profit	120.0	123.2	
Extraordinary losses	69.6	57.3	
Income before income taxes and minority interests	(618.9)	(331.7)	
Provision for income taxes	7.6	14.1	
Income taxes (deferred)	(37.9)	36.9	
Minority interests in net income	20.2	20.0	
Net income	(608.9)	(402.8)	(670.0)

Table 2 BIS Capital Ratio

(UFJ Holdings consolidated) (Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Forecast	Fiscal Year 3/2006 Forecast
Capital stock	1,000.0	1,000.0	913.8
Preferred shares (non-cumulative) *(Note 1)*	-	-	-
Capital surplus	1,233.7	1,233.7	(649.2)
Retained earnings	(774.9)	(1,459.0)	804.2
Minority shareholders' interest of consolidated subsidiaries	821.4	1,517.9	1,517.9
Preferred securities	616.1	614.6	614.6
Net unrealized gains (losses) on available-for-sale securities, net of taxes	-	-	-
Treasury stocks	(2.2)	(2.1)	(2.1)
Foreign currency transaction adjustments	(91.4)	(94.0)	(94.0)
Goodwill	(2.0)	(1.9)	(1.9)
Consolidation adjustments account	(9.2)	(7.7)	(7.7)
Others	-	-	-
Total of Tier I	2,175.2	2,186.9	2,481.0
(deferred tax amount)	*(1,395.7)*	*(1,187.3)*	*(1,023.3)*
Unrealized profits on available-for-sale securities after 55% discount	137.2	125.7	125.7
Excess of Land Revaluation after 55% discount	85.4	85.4	85.4
General reserve for credit losses	577.3	577.9	576.4
Perpetual subordinated bonds and loans	311.9	212.0	161.1
Others	-	-	-
Total of Upper Tier II	1,112.0	1,001.0	948.6
Subordinated bonds and loans with fixed maturity	1,359.8	1,223.0	1,066.1
Others	-	-	-
Total of Lower Tier II	1,359.8	1,223.0	1,066.1
Total of Tier II	2,471.8	2,224.0	2,014.7
Amount included in total capital	2,175.2	2,094.4	2,014.7
Tier III	-	-	-
Deduction	(81.9)	(72.7)	(72.7)
Total capital	4,268.6	4,208.7	4,423.0

(Billions of Yen)

Risk-weighted assets	46,185.9	46,228.2	46,108.2
Balance sheet items	42,952.2	42,994.6	42,874.6
Off balance sheet items	2,310.6	2,310.6	2,310.6
Others *(Note 2)*	923.0	923.0	923.0

(%)

BIS risk adjusted capital ratio	9.24	9.10	9.59
Tier I ratio	4.70	4.73	5.38

Notes:

1. *Unavailable since the company's capital stock cannot be subdivided into each class*
2. *Market risk equivalent amount divided by 8%*

Table 5 Business Profit by Business Unit

(Combined non-consolidated figures of UFJ Bank and UFJ Trust Bank)

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan
Retail Banking (UFJ Bank)	70.6	70.9
Gross operating profit	288.5	284.0
G&A expenses	(217.9)	(213.1)
Corporate Banking (UFJ Bank)	309.6	341.0
Gross operating profit	512.9	543.9
G&A expenses	(203.2)	(202.9)
Global Banking & Trading (UFJ Bank)	143.9	122.6
Gross operating profit	192.1	171.7
G&A expenses	(48.2)	(49.1)
UFJ Trust Bank	86.1	84.0
Gross operating profit	163.4	160.5
G&A expenses	(77.3)	(76.5)
Other divisions	179.2	126.7
Total business profit (gyomu jun-eki)	789.4	745.2

(Consolidated)

(Billions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan
Retail Banking (UFJ Bank)	94.9	83.0
Gross operating profit	398.1	430.2
G&A expenses	(303.2)	(347.2)
Corporate Banking (UFJ Bank)	315.5	348.8
Gross operating profit	528.6	563.8
G&A expenses	(213.2)	(215.0)
Global Banking & Trading (UFJ Bank)	142.0	126.6
Gross operating profit	206.8	192.3
G&A expenses	(64.8)	(65.7)
UFJ Trust Bank	87.9	85.4
Gross operating profit	168.9	165.4
G&A expenses	(81.0)	(80.0)
Asset Management Group	0.3	2.0
Gross operating profit	8.8	10.8
G&A expenses	(8.5)	(8.8)
Securities & Investment Banking Group	15.7	20.2
Gross operating profit	59.5	68.1
G&A expenses	(43.8)	(47.9)
Other divisions	184.9	129.5
Total business profit (gyomu jun-eki)	841.2	795.5

Note: Figures are taken from core business units for managerial purpose

Table 6 Restructuring Plans (Aggregate of UFJ Holdings, UFJ Bank and UFJ Trust)

Number of Directors, Statutory Auditors and Employees

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Number of directors and statutory auditors	21	22	22
Non full-time directors	10	11	11
Directors	16	17	17
Non full-time directors	6	7	7
Statutory auditors	5	5	5
Non full-time statutory auditors	4	4	4
Number of employees *	20,395	19,907	19,709

** Total number of clerical staff and non-clerical personnel. Includes registered employees seconded to other companies. Excludes contract, part-time, and temporary employment agency workers.*

Number of Domestic Branches and Overseas Bases

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Head office and domestic branches*	398	398	398
Overseas bases**	17	18	18
(For reference) Overseas subsidiaries	13	12	12

* *The number excludes those specialized to maintain only designated accounts for transfers.*

** *Excluding agencies and representative offices*

Personnel Expenses

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Personnel expenses (millions of yen)	210,461	181,000	192,200
Salaries and bonuses (millions of yen)	120,036	114,500	115,600
Average monthly salary (thousands of yen)*	480	480	480

* *Average age is 37 years (as of March 31, 2004)*

Remuneration and Bonuses for Directors and Statutory Auditors (Millions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Total remuneration and bonuses*	394	250	330
Remuneration	394	250	330
Bonuses	0	0	0
Average remuneration and bonuses (for full-time)	22	14	18
Average retirement allowance	13	0	0

* *Aggregate amount of personnel expenses and profit distribution including 'employee portion' for directors who are concurrently 'employee.'*

Non-Personnel Expenses (Millions of Yen)

	Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan	Fiscal Year 3/2006 Plan
Non-personnel expenses	326,554	338,000	336,400
System related expenses*	120,174	132,100	135,000
Other than system related expenses	206,380	205,900	201,400

* *Recorded on actual basis including leases*

Personnel Expenses and Non-Personnel Expenses

Personnel Expenses and Non-personnel expenses	537,015	519,000	528,600

Table 8 Outline of Committees

Committee	Chairperson	Members	Departments in charge	Frequency	Purpose
Shareholder's Meeting	President & CEO	Shareholders	General Affairs Dept.	Annual	Resolution concerning the Commercial Law , the Articles of Incorporation and others as the highest decision-making meeting
Board of Corporate Auditors	corporate auditor	corporate auditors	Secretariat of Corporate Auditors	6 times per year	Review, discuss and decide important issues regarding auditing
Board of Directors	President & CEO	directors	Secretariat	10 times per year (general meetings)	Final decision-making involving the group's management policies, strategies, plans and other important matters; monitoring of the management of business activities
Nomination Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding personnel in senior management positions
Compensation Committee	external director	3 external directors	Secretariat	2 times per year	Holds discussions regarding the evaluation and compensation of executive managers and other management. Also evaluates the performance of the holding company president.
Group Audit Committee	external director	2 external directors and 1 attorney at law	Secretariat	4 times per year	Monitors the status of internal control systems and compliance at the group companies. Also holds discussions regarding basic matters of internal auditing policy
Group Management Committee	President & CEO	executive officers in charge of Group Planning Dept., Risk Management Dept., Compliance Dept. and others	Group Planning Dept.	48 times per year	Serves as an advisory body to the holding company president, deliberating group management policies and strategies, overall plans and other matters
Group Risk Management Committee	external director in charge of Risk Management Dept.	executive officer in charge of Group Planning Dept., corporate auditors, general managers of departments including Group Planning, Risk Management , Public Relation, General Affairs	Risk Management Dept.	Quarterly	Holds discussions regarding risk management policies and procedures and risk profile of group companies

Table 10 Loans and Bills Discounted
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Balance) (Billions of Yen)

		3/2004 Actual (A)	3/2005 Plan (B)
Domestic Loans	including impact loans	40,239.2	37,726.1
	excluding impact loans	39,677.7	37,164.6
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	14,047.9	13,265.5
	excluding impact loans	13,941.2	13,158.8
Loans guaranteed by credit guarantee associations		997.1	997.1
Loans to individuals (excluding loans to provide funds to run business)		9,214.4	9,630.9
Housing loans		7,463.1	8,161.4
Others		16,976.9	14,829.7
Overseas loans		1,812.3	1,809.3
Total		42,051.5	39,535.4

(Amount of change, actual figures after adjustment items in the table below)

(Billions of Yen)

		Fiscal Year 3/2004 Actual	Fiscal Year 3/2005 Plan (B-A+D)
Domestic Loans	including impact loans	869.1	(353.4)
	excluding impact loans	1,148.2	(353.4)
Loans to small- & mid-sized companies *(Note 1)*	including impact loans	(202.0)	10.0
	excluding impact loans	(150.1)	10.0

Note:

1 *Loans to small- & mid-sized companies are those with capital of Yen 300 million or under (Yen 100 million for wholesalers, Yen 50 million for retailers, restaurants, service businesses), or those with 300 employees or less (100 employees for wholesalers and service businesses, 50 employees for retailers, restaurants)*
[Includes loans for business purposes to individuals, excludes loans to consolidated subsidiaries and affiliates accounted for under equity method]

(Adjustment items <for the figures excluding impact loans>)

(Billions of yen)

	Fiscal Year 3/2004 Plan (D)	Loans to small & mid-sized companies
Disposal of problem loans		
Loans written-off *(Note 1)*		
Partial direct written off *(Note 2)*		
Loss on sales of loans to CCPC *(Note 3)*		
Loss on sales of assets to RCC *(Note 4)*		
Bulk sales, etc		
Others *(Note 5)*		
Loans securitized / sold *(Note 6)*		
Privately placed bonds, etc *(Note 7)*		
Subsidiaries, etc *(Note 8)*		
Total		

Notes:

1 *Direct write-offs non-taxable*
2 *Partial direct write-offs implemented during the fiscal year*
3 *Amount of final disposal relating to loans sold to the Cooperative Credit Purchasing Company*
4 *Amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System*
5 *Amount decreased through other disposal of loans*
6 *Mainly securitization of normal loans*
7 *Substantial loans, including subscription of privately placed bonds*
8 *Loans to small-sized companies of those to the consolidated subsidiaries and affiliates accounted for under the equity method*

(Table 11) Earnings Forecasts (UFJ Bank and UFJ Trust Bank combined)

Profit forecasts and their sensitivity to change in major assumptions

Gross operating profit, before write offs in trust account

(Billions of yen)

	FY 3/2004	FY 3/2005	FY 3/2006
Base scenario(A)	1,355.0	1,294.5	1,346.7

Major assumptions

	FY 3/2004	FY 3/2005	FY 3/2006
TIBOR 3M	0.079%	0.09%	0.70%
Long term interest rates (10 Year JGBs)	1.407%	2.20%	2.60%

(Billions of yen)

	FY 3/2004	FY 3/2005	FY 3/2006
Optimistic scenario (B)		1,300.1	1,362.5
Change(B)-(A)		5.5	15.8
Pessimistic scenario(C)		1,288.0	1,323.1
Change(C)-(A)		(6.5)	(23.5)

[Base scenario]
The economy recovers gradually.

[Optimistic scenario]
The economic recovery accerelates.
Demand for funds from corporations and individuals picks up.
At corporations, demand for funds for working capital and fixed-capital investment increases.
For individuals, demand for housing loans increases.
Concurrent with increase in demand for funds, appropriate margins in view of corresponding risks are secured.
The decrease in fee level of trust related businesses is smaller than expected.

[Pessimistic scenario]
The economy continues to stagnate.
Demand for funds from corporations and individuals remains stagnant.
While demand for funds stagnates, an appropriate margin cannot be secured.
The decrease in fee level of trust related businesses are larger than expected

Table 13 Loan Classification under the Financial Reconstruction Law (Non-consolidated/Consolidated)

Banking account (Billions of Yen)

	3/2003		3/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	400.8	487.1	295.1	366.6
Doubtful	1,192.6	1,247.9	1,473.9	1,522.5
Sub-standard	2,491.3	2,554.8	2,138.1	2,294.5
Sub total	4,084.7	4,290.0	3,907.1	4,183.7
Normal**	42,940.1	42,987.6	41,757.8	41,811.7
Total	47,024.9	47,277.6	45,664.9	45,995.5

Trust account (Billions of Yen)

	3/2003		3/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
Bankrupt and quasi-bankrupt	18.7	18.7	9.3	9.3
Doubtful	15.3	15.3	9.7	9.7
Sub-standard	44.6	44.6	23.1	23.1
Sub total	78.7	78.7	42.1	42.1
Normal	894.1	894.1	705.5	705.5
Total	972.9	972.9	747.7	747.7

Reserves (Billions of Yen)

	3/2003		3/2004	
	(Non-consol.)*	(Consol.)	(Non-consol.)*	(Consol.)
General reserve	993.9	1,040.7	1,270.2	1,319.7
Specific reserve	532.1	629.9	723.3	798.5
Specific reserve for loans to refinancing countries	4.4	3.6	2.5	1.9
Total loan loss reserve	1,530.5	1,674.3	1,996.0	2,120.2
Reserve for contingent liabilities related to loans sold	13.6	18.8	-	-
Reserve for supporting specific borrowers	-	-	5.0	5.0
Sub total	1,544.1	1,693.1	2,001.1	2,125.3
Special reserve for Loan Trust	6.9	6.9	4.8	4.8
Reserve for possible impairment of principal	-	-	-	-
Sub total	6.9	6.9	4.8	4.8
Total	1,551.0	1,700.1	2,005.9	2,130.1

Notes:

** Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

*** Same figures are applied in both non-consolidated and consolidated for normal loans outstanding of UFJ Bank because the consolidated firgures were not calculated.*

Table 14 Risk Monitored Loans (Non-consolidated/Consolidated)

Banking account (Billions of Yen; %)

	3/2003 (Non-consol.)*	3/2003 (Consol.)	3/2004 (Non-consol.)*	3/2004 (Consol.)
Loans to bankrupt/quasi-bankrupt borrowers (A)	122.4	135.4	69.3	84.1
Other delinquent loans (B)	1,468.3	1,583.8	1,610.5	1,704.3
Loans past due 3 months or more (C)	61.5	67.8	87.0	88.5
Restructured loans (D)	2,429.7	2,487.0	2,051.0	2,206.0
Loans with concessionary reduction of interest	28.5	28.5	39.5	39.5
Loans with concessionary rescheduling of interest payment	2.4	2.4	1.3	1.3
Loans with concessionary support to borrowers	189.7	189.7	661.6	661.6
Loans with concessionary rescheduling of principal repayment	2,209.0	2,209.0	1,339.9	1,339.9
Others	0.0	57.2	8.4	163.3
Total (E) = (A) + (B) + (C) + (D)	4,082.1	4,274.2	3,818.0	4,083.0
Partial direct write-offs	(1,150.2)	(1,313.8)	(1,289.3)	(1,458.7)
Ratio : (E) / total loans	9.5%	9.7%	9.3%	9.6%

Trust account (Billions of Yen; %)

	3/2003 (Non-consol.)*	3/2003 (Consol.)	3/2004 (Non-consol.)*	3/2004 (Consol.)
Loans to bankrupt/quasi-bankrupt borrowers (A)	11.6	11.6	5.5	6.5
Other delinquent loans (B)	23.3	23.3	13.9	13.9
Loans past due 3 months or more (C)	1.4	1.4	1.7	1.7
Restructured loans (D)	42.2	42.2	20.8	20.8
Loans with concessionary reduction of interest	3.2	3.2	1.7	1.7
Loans with concessionary rescheduling of interest payment	0.0	0.0	0.1	0.1
Loans with concessionary support to borrowers	0.0	0.0	0.0	0.0
Loans with concessionary rescheduling of principal repayment	39.0	39.0	19.0	19.0
Others	0.0	0.0	0.0	0.0
Total (E) = (A) + (B) + (C) + (D)	78.7	78.7	42.1	42.1
Partial direct write-offs	(6.8)	(6.8)	(1.8)	(1.8)
Ratio : (E) / total loans	8.1%	8.1%	5.6%	5.6%

Note:

**Non-consolidated figures are simple aggregate of UFJ Bank, UFJSP and UFJ Trust.*

Table 15 Credit Related Expenses

(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	FY 3/2003 Actual	FY 3/2004 Actual	FY 3/2005 Forecast
Credit costs (A)*	573.0	1,089.0	
Banking account	554.2	1,072.0	
Net transfer to specific reserve*	138.1	562.7	
Loans written-off and others (C)	425.1	505.9	
Loans written-off	250.3	390.9	
Loss on sales of loans to CCPC	6.4	0.0	
Loss on sales of assets to RCC *(Note 1)*	-	23.1	
Loss on sales of other loans	30.7	38.7	
Loss on supporting specific customers	137.5	52.9	
Transfer to reserve for contingent liabilities related to loans sold	2.3	(0.2)	
Transfer to reserve for possible losses on support of specific borrowers	(10.3)	5.0	
Transfer to specific reserve for loans to refinancing countries*	(1.0)	(1.4)	
Trust account	18.7	16.9	
Loans written-off and others (E)	18.7	16.9	
Loans written-off	13.5	10.8	
Loss on sales of loans to CCPC	4.4	4.3	
Loss on sales of assets to RCC *(Note 1)*	-	-	
Loss on sales of other loans	0.7	1.7	
Net transfer to general reserve (B)	262.0	276.3	
Total (A) + (B) *(Note 2)*	825.1	1,365.3	1,130.0
<For reference>			
Direct write-offs through reversal of loan loss reserve (E)	999.1	356.7	
Gross direct write-offs (C) + (D) + (E)	1,443.0	879.6	

Notes. 1 Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System

2 Figures of credit related expenses are different from those in Table 1-2 for the following reasons;

FY 3/2003: Figure in this table includes Yen 10.3 billion of transfer from reserve for possible losses on support of specific borrowers posted in extra-ordinary profit

FY 3/2004: Figure in this table includes Yen 25.9 billion of transfer from reserve for possible loan losses posted in extra-ordinary profit

(Consolidated)

(Billions of yen)

	FY 3/2003 Actual	FY 3/2004 Actual	FY 3/2005 Forecast
Credit costs (A)	641.5	1,150.9	
Banking account	622.7	1,134.0	
Net transfer to specific reserve	160.4	559.6	
Loans written-off and others (C)	470.4	570.9	
Loans written-off	274.0	426.3	
Loss on sales of loans to CCPC	6.6	0.4	
Loss on sales of assets to RCC *(Note 1)*	-	23.1	
Loss on sales of other loans	52.1	68.0	
Loss on supporting specific customers	137.5	52.9	
Transfer to reserve for contingent liabilities related to loans sold	3.2	(0.2)	
Transfer to reserve for possible losses on support of specific borrowers	(10.3)	5.0	
Transfer to specific reserve for loans to refinancing countries	(1.0)	(1.2)	
Trust account	18.7	16.9	
Loans written-off and others (D)	18.7	16.9	
Loans written-off	13.5	10.8	
Loss on sales of loans to CCPC	4.4	4.3	
Loss on sales of assets to RCC *(Note 1)*	-	-	
Loss on sales of other loans	0.7	1.7	
Net transfer to general reserve (B)	242.4	280.0	
Total (A) + (B)	883.9	1,431.0	
<For reference>			
Direct write-offs through reversal of loan loss reserve (E)	1,021.1	396.9	
Gross direct write-offs (C) + (D) + (E)	1,510.3	984.7	

Note: 1 Loss amount of loans sold to The Resolution and Collection Corp. (RCC), as defined under Article 53 pertaining to the Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System

Table 17 Bankruptcies during the Fiscal Year Ended March 31, 2004
(Combined non-consolidated figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	Internal credit rating as of one year prior to bankruptcy *(Note 4)*		Internal credit rating as of half year prior to bankruptcy *(Note 5)*	
	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)	Number of Bankruptcies	Amount *(Note 2)* (Billions of Yen)
<1>	1	1.3	1	1.3
<2>	1	3.1	1	3.1
<3>	2	2.2	1	1.1
<4>	3	0.5	2	0.3
<5>	5	1.2	5	1.7
<6>	20	10.0	9	4.8
<7>	20	15.0	16	9.6
<8>	64	90.6	55	73.3
<9>	63	33.2	70	38.1
<10>	-	-	25	24.3
No rating *(Note 3)*	41	3.5	35	2.8
Total	220	161.0	220	161.0

Notes:
1. Excluding cases less than 50 million yen in amount.
2. Amounts are based on loan balances.
3. Including (1) individuals and (2) companies to which the internal credit rating criteria do not apply
4. Bankruptcy in the first half of FY 2003: credit rating as of Sep. 30, 2002
Bankruptcy in the second half of FY 2003: credit rating as of Mar. 31, 2003
5. Bankruptcy in the first half of FY 2003: credit rating as of Mar. 31, 2003
Bankruptcy in the second half of FY 2003: credit rating as of Sep. 30, 2003

<For reference>
Loan Classification under the Financial Reconstruction Law

(Billions of Yen)

	3/2004 Actual
Bankrupt and quasi-bankrupt	304.4
Doubtful	1,483.6
Sub-standard	2,161.2
Normal	42,463.3
Total	46,412.7

Table 18 Unrealized Gains and Losses on Securities
(Combined non-consolidated figures of UFJ Bank, UFJSP, UFJEI, UFJ Trust and UFJTE)

(Securities) (Billions of Yen)

	Mar. 31, 2004			
	Outstanding Bal. (Book Value)*	Unrealized Gain/Loss		
		Net	Gain	Loss
Held-to-Maturity Securities				
Securities *(Note 1)*	-	-	-	-
Bonds	-	-	-	-
Stock	-	-	-	-
Others	-	-	-	-
Money Held in Trust	-	-	-	-
Securities Issued by Subsidiaries and Affiliates				
Securities *(Note 1)*	156.8	(6.4)	8.7	15.2
Bonds	-	-	-	-
Stock	131.4	(11.4)	3.8	15.2
Others	25.3	4.9	4.9	0.0
Money Held in Trust	-	-	-	-
Available-for-Sale Securities				
Securities *(Note 1)*	18,657.3	285.2	495.7	210.4
Bonds	13,778.8	(57.7)	52.7	110.4
Stock	2,088.6	346.9	411.8	64.8
Others	2,789.8	(4.0)	31.1	35.2
Money Held in Trust	90.6	(0.3)	0.0	0.4

* *Available-for-sale securities are marked to market. Book Value equals to market value.*

(Others) (Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss		
			Net	Gain	Loss
Commercial-use premises *(Note 2)*	272.6	178.4	(94.1)	-	-
Other premises	-	-	-	-	-
Other assets *(Note 3)*	-	-	-	-	-

Notes;

1. *Because only the securities and the equivalent with market value are included in this table, balances here do not configurate with those in the relevant balance sheet.*
2. *Revaluation of the premises was conducted in accordance with the Law regarding Land Revaluation. Book Value is the price after the revaluation and Market Value is the current price as of 3/2004. The difference of those is shown in Unrealized Gain/Loss.*
3. *Derivatives transactions are not included in the table as they are either marked to market with realized gain/loss or applied hedge accounting. Gains/losses of contingent liabilities such as debt guarantee are not calculated.*

Table 18 Unrealized Gains and Losses on Securities (Consolidated)

(Securities) (Billions of Yen)

	Mar. 31, 2004			
	Outstanding Bal.(Book Value)*	Unrealized Gain/Loss		
		Net	Gain	Loss
Held-to-Maturity Securities				
Securities *(Note 1)*	18.4	0.2	0.2	0.0
Bonds	-	-	-	-
Stock	-	-	-	-
Others	18.4	0.2	0.2	0.0
Money Held in Trust	-	-	-	-
Securities Issued by Subsidiaries and Affiliates				
Securities *(Note 1)*	55.3	21.6	23.9	2.3
Bonds	-	-	-	-
Stock	36.7	8.1	8.1	-
Others	18.5	13.5	15.8	2.3
Money Held in Trust	-	-	-	-
Available-for-Sale Securities				
Securities *(Note 1)*	19,196.8	298.3	517.7	219.3
Bonds	13,959.3	(57.6)	54.2	111.9
Stock	2,122.9	358.6	429.9	71.3
Others	3,114.5	(2.6)	33.4	36.1
Money Held in Trust	132.5	(0.3)	0.0	0.4

(Others) (Billions of Yen)

	Book Value	Market Value	Unrealized Gain/Loss		
			Net	Gain	Loss
Commercial-use premises *(Note 2)*	299.7	213.6	(86.0)	-	-
Other premises	-	-	-	-	-
Other assets *(Note 3)*	-	-	-	-	-

Notes: Same as those of previous table

Table 19 Off Balance Sheet Transactions (UFJ Holdings, Consolidated)

(Billions of Yen)

	Contract Amount/ Notional Principal Amount		Credit Risk Equivalent Amount	
	3/2003	3/2004	3/2003	3/2004
Financial futures	202,999.2	218,441.5	-	-
Interest rate swaps	166,630.6	152,663.5	3,320.5	2,392.6
Currency swaps	5,527.0	6,359.4	334.5	402.8
Foreign exchange futures	10,543.1	10,171.5	197.1	244.1
Interest rate options bought	16,330.5	15,049.5	97.2	134.2
Currency options bought	2,944.5	4,002.6	93.3	235.2
Other derivative instruments	22,786.2	26,681.3	35.8	82.1
Effect of netting	-	-	(2,518.0)	(1,794.0)
Total	427,761.4	433,369.7	1,560.5	1,697.2

**Based on the BIS standard*

In addition, transactions on exchange and contracts within 2 weeks are included

Table 20 Credit Composition (as of March 31, 2004)
(Combined figures of UFJ Bank, UFJSP and UFJ Trust)

(Billions of Yen)

	Counterparties rates at equivalent to BBB/Baa or higher	Counterparties rates at equivalent to BB/Ba or lower	Others	Total
Credit risk exposure equivalent*	1,084.2	368.4	23.5	1,476.2
Credit cost	0.2	2.9	0.5	3.7
Credit risk amount	1.6	6.5	0.9	9.1

**Calculated using the current method based on the BIS capital standards*

--Credit risk exposure equivalent are calculated by current-method based on the BIS standards.

--Foreign currency transactions are converted by the effective exchange rate as of March 31,2003.

--Foreign exchange futures within two weeks are excluded.

--Our internal credit rating consists of 16 ratings and 3or above in the internal credit rating are equivalent of BBB/Baa or above, and 4 or below are equivalent of BB/Ba or below.

--Others include contracts with individuals and credit exposure equivalent to the companies with no rating.

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 17, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 17, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Press Release

September 17, 2004

Mitsubishi Tokyo Financial Group, Inc
UFJ Holdings, Inc.
UFJ Bank Limited

Capital Injection from Mitsubishi Tokyo Financial Group

Tokyo, September 17, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (President and CEO, Nobuo Kuroyanagi, MTFG) and UFJ Holdings, Inc. (President and CEO, Ryosuke Tamakoshi, UFJ) and its subsidiary, UFJ Bank Limited (President, Takamune Okihara, UFJ Bank) announced today that the Capital Injection from MTFG to UFJ Bank based on the agreement on September 10, 2004 was completed today.

1. Name of newly issued shares
   Class E Preferred Shares Series 1 of UFJ Bank Limited (the "Class E Preferred Shares Series 1")

2. Number of shares to be issued
   3,500,000,000 shares

3. Issue Price
   200 yen per share

4. Aggregate issue price
   700 billion yen

5. Payment date
   September 17, 2004

6. Date of the effect of the newly issued shares
   September 18, 2004

Please refer to the Press Release on September 10, 2004 "Mitsubishi Tokyo Financial Group's Cooperation in Strengthening of UFJ Group's Capital" for the details of the Class E Preferred Shares Series 1.

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 16, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	16 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 16, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
UFJ Bank Limited

Revised Press Release dated September 10, 2004

A revised translation of the Description of Shares attached to the press release, dated September 10, 2004, regarding Mitsubishi Tokyo Financial Group's Cooperation in Strengthening of UFJ Group's Capital.

I. DESCRIPTION OF NEW SHARES

1. Name of newly issued shares

Class E Preferred Shares Series 1 of UFJ Bank Limited (the "Class E Preferred Shares Series 1")

2. Number of shares to be issued

3,500,000,000 shares

3. Issue price and amount to be credited to stated capital

(1) Issue Price

200 yen per share

(2) Amount to be credited to stated capital

100 yen per share

4. Aggregate issue price and aggregate amount to be credited to stated capital

(1) Aggregate issue price

700 billion yen

(2) Aggregate amount to be credited to stated capital

350 billion yen

5. Deadline for application for subscription

September 29, 2004 (Wednesday)

6. Deadline for payment

September 29, 2004 (Wednesday)

(The date upon which payment occurs is hereinafter referred to as the "Payment Date.")

7. Date from which dividends are calculated

The day following the Payment Date referred to in Item 6 above

8. Method of issuance

All shares will be allotted to Mitsubishi Tokyo Financial Group, Inc. by way of a third party allocation.

9. Terms of the Class E Preferred Shares Series 1

(1) Preferred dividends

(a) Preferred dividends

In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to holders of its shares of common stock ("Common Shareholders") or registered pledgees who hold pledges on its shares of common stock ("Common Share Pledgees"), pay dividends in the amount of 14 yen per share (the "Class E Series 1 Preferred Dividends"), less any amount of the Class E Series 1 Interim Preferred Dividends (as defined in Item (2) below) if paid in the relevant fiscal year ending March 31, to holders of the Class E Preferred Shares Series 1 (the "Class E Series 1 Preferred Shareholders") or registered pledgees who hold pledges on the Class E Preferred Shares Series 1 (the "Class E Series 1 Preferred Share Pledgees"). Notwithstanding the foregoing, the amount of the Class E Series 1 Preferred Dividends shall be 7 yen per share for the period starting from the day following the Payment Date and ending March 31, 2005.

(b) Non-cumulative

If the amount paid to the Class E Series 1 Preferred Shareholders and the Class E Series 1 Preferred Share Pledgees as dividends on the Class E Preferred Shares Series 1 in any fiscal year is less than the amount of the Class E Series 1 Preferred Dividends, the shortfall shall not be added to the dividends paid in subsequent fiscal years.

(c) No right of participation in further dividends

No dividends shall be paid to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees except the Class E Series 1 Preferred Dividends.

(2) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay interim dividends in an amount equal to one-half of the Class E Series 1 Preferred Dividend per share (the "Class E Series 1 Interim Preferred Dividends") to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees.

(3) Liquidation rights

(a) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees shall be entitled to receive 200 yen per Class E Series 1 Preferred Share, prior to any distribution to Common Shareholders or Common Share Pledgees.

(b) No right of participation in any further remaining assets

No assets shall be distributed to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees upon liquidation except as set forth in (a) above.

(4) Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class E Preferred Shares Series 1, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(5) General voting rights

The Class E Series 1 Preferred Shareholders shall have no voting rights at a meeting of shareholders, except as otherwise provided by law; provided, however, that the Class E Series 1 Preferred Shareholders shall have voting rights at a meeting of shareholders held with respect to the fifth fiscal year (ending March 31, 2006) or any fiscal year thereafter if: (i) no proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is submitted to an annual meeting of shareholders, in which case voting rights may be exercised from the commencement of such meeting until the close of an annual meeting of shareholders at which a proposal for a declaration of the Class E Series 1 Preferred Dividends in the full amount is approved; or (ii) a proposal for a declaration of the Class E Series 1 Preferred Dividends is not approved at any such annual meeting, in which case voting rights may be exercised from the close of such annual meeting until the close of an annual meeting of shareholders at which a proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is approved.

(6) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class E Series 1 Preferred Shareholders is required

to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank's articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*), transfer of business (*eigyo joto*), or acquisition of business (*eigyo yuzuriuke*);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank's net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (*shinkabu yoyaku ken*), or any bonds with stock acquisition rights (*shinkabu yoyaku ken tsuki shasai*);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(7) Stock splits and consolidations of shares; pre-emptive rights

No stock split or consolidation of the Class E Preferred Shares Series 1 shall be made. No Class E Series 1 Preferred Shareholder has any right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights.

(8) Right to convert into Class F Preferred Shares

(a) The Class E Series 1 Preferred Shareholders shall, on or after the day following the Payment Date, have the right to convert one Class E Preferred Share Series 1 into one Class F Preferred Share.

(b) For the purpose of payment of the first preferred dividends and interim preferred dividends on the Class F Preferred Shares issued upon conversion of the Class E Preferred Shares Series 1, an exercise of the conversion right made on or after April 1 through and including December 31 will be deemed to have been made on April 1, and an exercise of the conversion right made on or after January 1 of the following year through and including March 31 will be deemed to have been made on January 1.

(9) Ranking

(a) The Class E Preferred Shares Series 1 rank *pari passu* with UFJ Bank's other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(b) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank's other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank *pari passu* as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank *pari passu* as to distribution upon liquidation.

(10) Terms of the Class F Preferred Shares

(a) Issue price and amount to be credited to stated capital

(i) Issue price

200 yen per share

(ii) Amount to be credited to stated capital

100 yen per share

(b) Preferred dividends

(i) In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay dividends in the amount of 14 yen per share (the "Class F Preferred Dividends"), less any amount of the Class F Interim Preferred Dividends (as defined in Item (c) below) if paid in the relevant fiscal year ending March 31, to holders of the Class F Preferred Shares (the "Class F Preferred Shareholders") or registered pledgees who hold pledges on Class F Preferred Shares (the "Class F Preferred Share Pledgees").

(ii) Non-cumulative

If the amount paid to the Class F Preferred Shareholders and the Class F Preferred Share Pledgees as dividends on the Class F Preferred Shares in any fiscal year is less than the amount of the Class F Preferred Dividends, the shortfall will not be added to the dividends paid in subsequent fiscal years.

(iii) No right of participation in further dividends

No dividends will be paid to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees except the Class F Preferred Dividends.

(c) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders and Common Share Pledgees, pay interim dividends in the amount equal to one-half of the Class F Preferred Dividends per share (the "Class F Interim Preferred Dividends") to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees.

(d) Liquidation rights

(i) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class F Preferred Shareholders or the Class F Preferred Share Pledgees will be entitled to receive 200 yen per Class F Preferred Share (the "Class F Liquidation Preference Amount"), prior to any distribution to the Common Shareholders or Common Share Pledgees.

(ii) No right of participation in any further remaining assets

No assets shall be distributed to the Class F Preferred Shareholders upon liquidation except as set forth in (i) above.

(e) Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class F Preferred Shares, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(f) General voting rights

The Class F Preferred Shareholders have the voting rights at a meeting of shareholders.

(g) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class F Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank's articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*), transfer of business (*eigyo joto*), or acquisition of business (*eigyo yuzuriuke*);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank's net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any stock acquisition rights (*shinkabu yoyaku ken*), or any bonds with stock acquisition rights (*shinkabu yoyaku ken tsuki shasai*);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(h) Stock splits and consolidations of shares; pre-emptive rights

(i) In the event of a stock split or consolidation of shares, the Common Shares and the Class F Preferred Shares will be split at the same time and at the same ratio.

(ii) If UFJ Banks grants its shareholders any right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, the Common Shareholders will be granted the right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, each relating to Common Shares, and at the same time and at the same ratio, the Class F Preferred Shareholders will be granted the right to subscribe for new shares, stock acquisition rights, or bonds with stock acquisition rights, each relating to Class F Preferred Shares.

(iii) In the event of a stock split, the amount of the Class F Preferred Dividends shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be deducted} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares increased by stock split}}{\text{Total number of Class F Preferred Shares after stock split}}$$

(iv) In the event of a consolidation of shares, the amount of the Class F Preferred Dividend shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be added} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares decreased by consolidation}}{\text{Total number of Class F Preferred Shares after consolidation}}$$

(v) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the amount of the Class F Preferred Dividend shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Shares shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

$$\text{Adjustment amount to be deducted} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares newly issued} \times \dfrac{\text{Issue price per Class F Preferred Share} - \text{Amount paid per Class F Preferred Share newly issued}}{\text{Issue price per Class F Preferred Share}}}{\text{Total number of Class F Preferred Shares after issuance of new shares}}$$

(vi) In the event that any right to subscribe for stock acquisition rights or bonds with stock acquisition rights is granted to shareholders and stock acquisition rights or bonds with stock acquisition rights are issued upon the exercise of such right, the amount of the Class F Preferred Dividend shall be duly adjusted in the same manner as (v) above.

(vii) In the event of a stock split, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be deducted} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares increased by stock split}}{\text{Total number of Class F Preferred Shares after stock split}}$$

(viii) In the event of a consolidation of shares, the Class F Liquidation Preference Amount shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be added} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares decreased by consolidation}}{\text{Total number of Class F Preferred Shares after consolidation}}$$

(ix) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the Class F

Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Shares shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

$$\text{Adjustment amount to be deducted} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares newly issued} \times \dfrac{\text{Issue price per Class F Preferred Share} - \text{Amount paid per Class F Preferred Share newly issued}}{\text{Issue price per Class F Preferred Share}}}{\text{Total number of Class F Preferred Shares after issuance of new shares}}$$

(x) In the event that any right to subscribe for stock acquisition rights or bonds with stock acquisition rights is granted to shareholders and stock acquisition rights or bonds with stock acquisition rights are issued upon the exercise of such right, the Class F Liquidation Preference Amount shall be duly adjusted in the same manner as (ix) above.

(xi) In the calculation of the adjustment amounts to be deducted or added under (iii) through (x) above, division shall be performed last, the amounts shall be calculated to the third decimal place, and any fraction beyond the third decimal place shall be discarded.

(i) Ranking

(i) The Class F Preferred Shares rank *pari passu* with UFJ Bank's other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(ii) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank's other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank *pari passu* as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank *pari passu* as to distribution upon liquidation.

10. Amount of net proceeds and use of proceeds

(1) Amount of net proceeds

Aggregate issue price:	700,000,000,000 yen
Approximate estimate of expenses:	3,710,000,000 yen

Amount of net proceeds: 696,290,000,000 yen

(2) Use of proceeds

To be allocated to operating funds

11. Date of issuance

The day following the Payment Date referred to in Item 6 above

12. Name of stock exchange on which the new shares will be listed

Not applicable

13. Name of underwriter

Not applicable

14. Market in which public offering will be made

Not applicable

15. Restriction on transfer set forth in Article 1-7 of the Cabinet Order for Enforcement of the Securities and Exchange Law

Not applicable

16. Agreements between MTFG and UFJ Bank in connection with the holding of the new shares

MTFG, UFJ Bank and UFJ Holdings, Inc. ("UFJ Holdings"), the parent company of UFJ Bank, executed the Basic Agreement of Recapitalization dated September 10, 2004 (the "Basic Agreement"). The material terms and conditions of the Basic Agreement are as follows:

(1) Restriction of exercise of conversion right

(a) MTFG may not exercise the conversion right set forth in Item 9(8) above unless any of the following events occurs (the "Conversion Triggering Events") (unless MTFG otherwise agrees);

(i) Any person other than MTFG or UFJ Holdings (except for such person or company as agreed upon by MTFG and UFJ Holdings in advance) becomes a shareholder of UFJ Bank;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*) or transfer of

business (*eigyo joto*) between UFJ Holdings and any company other than MTFG is approved either by the board of directors or at a general meeting of shareholders of UFJ Holdings;

(iii) Any issuance of any new shares of any class, stock acquisition rights (*shinkabu yoyaku ken*) or bonds with stock acquisition rights (*shinkabu yoyaku ken tsuki shasai*) by UFJ Holdings is approved by the board of directors of UFJ Holdings;

(iv) (A) Any person or company comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings' equity securities (as defined in Paragraph 1 of Article 27-23 of the Securities and Exchange Law), including shares, stock acquisition rights or bonds with stock acquisition rights (collectively, the "UFJH Equity Securities"); or (B) a tender offer for UFJH Equity Securities commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than twenty percent (20%) (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities as a result of such tender offer; or

(v) The proposal for the statutory merger or any other integration between MTFG and UFJ Holdings is not approved at any meeting of the holders of any class of UFJ Holdings' shares (except in the event that such proposal is not also approved at a general meeting of shareholders of UFJ Holdings).

(b) If any of the Conversion Triggering Events occurs, MTFG may exercise the Conversion Right set forth in Item 9(8) above for all (but not a part) of the Class E Preferred Shares Series 1 in accordance with the provisions of Article 222-5 of the Commercial Code upon notice to UFJ Bank of the occurrence of such Conversion Triggering Event with a reasonably detailed description thereof, in which event the conversion of all of the Class E Preferred Shares Series 1 to the Class F Preferred Shares shall take effect in accordance with the provisions of Article 222-6 of the Commercial Code.

(2) Restriction on transfer of the shares of UFJ Bank

Neither MTFG nor UFJ Holdings may, without the prior consent of the other party, transfer, incur a lien on, or otherwise dispose of any shares of UFJ Bank held by such party, to or in favor of any third party including subsidiaries of such party.

(3) MTFG's put option and UFJ Holdings' call option

(a) If any of the following events occurs, MTFG shall have the right to sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares then held by

MTFG (the "MTFG Shares") to UFJ Holdings or any third party designated by UFJ Holdings at such respective price as set forth below:

(i) In the event that UFJ Holdings has breached any of the representations and warranties (except for those relating to certain Criminal Charges set forth in the Basic Agreement), covenants or any other obligations under the Basic Agreement in any material respect; at a price equal to 130 percent of the acquisition price of the MTFG Shares;

(ii) In the event that the event as set forth in (1)(a)(iv)(A) above has occurred; or a tender offer as set forth in (1)(a)(iv)(B) above commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than one-third (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities; at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends (as defined below);

(iii) In the event that the proposal for the statutory merger or any other integration of MTFG and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings' shares (except in the event that such proposal is also not approved at a general meeting of shareholders of UFJ Holdings); at a price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends; and

(iv) In the event that the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between MTFG and UFJ Holdings (the "UFJ Holdings Proposal") is not approved at the general meeting of shareholders of UFJ Holdings to be held with respect to the fiscal year ending March 2005, and either (A) the UFJ Holdings Proposal is not approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005, or (B) the proposal submitted by any person other than the board of directors of UFJ Holdings in connection with a business integration between UFJ Holdings and any company other than MTFG is approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005 and meetings of holders of any class or classes of shares of UFJ Holdings whose approval is required under the Commercial Code; at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(b) In the event set forth in (a)(iv) above, UFJ Holdings shall have the right to purchase, or to cause the company designated by UFJ Holdings to purchase, all of the MTFG Shares from MTFG at a price equal to 130 percent of the acquisition price of the MTFG Shares.

(c) For the purpose of this Section, the "Accumulated Outstanding Amount of Preferred Dividends" means (i) in connection with the fiscal year to which the Payment Date belongs and any subsequent fiscal year, the aggregate amount of the balance by which the dividends actually paid on the MTFG Shares fall short of the preferred dividends payable on such MTFG Shares in each relevant fiscal year, plus (ii) the preferred dividends payable on the MTFG Shares in the fiscal year in which the sale or purchase of the MTFG Shares provided in this (3) takes place, ~~as~~ calculated on the basis of a 365-day year for the actual number of days elapsed from and including the first day of the relevant fiscal year to and including the day of the sale or purchase of the MTFG Shares.

17. Other matters

The total number of shares issued by UFJ Bank and the amount of stated capital

The total number of shares issued

Common Shares:	4,528,782,732
Preferred Shares Series 1:	13,542,000
Class A Preferred Shares Series 1:	200,000,000
Class C Preferred Shares Series 1:	16,989,000
Class D Preferred Shares Series 1:	150,000,000
Class D Preferred Shares Series 2:	150,000,000

Amount of stated capital: 843,582,791,310 yen

II. DESCRIPTION OF SUBSCRIBER

Name of subscriber		Mitsubishi Tokyo Financial Group, Inc.	
Number of shares to be subscribed		3,500,000,000 shares	
Issue price		700,000,000,000 yen	
Information on subscriber	Address	4-1 Marunouchi, 2-chome, Chiyoda-ku, Tokyo	
	Name of representative	Nobuo Kuroyanagi, President and CEO	
	Amount of stated capital*	1,258,052 million yen	
	Business	Bank holding company / securities holding company	
	Large shareholders*	Japan Trustee Service Bank, Ltd. (Trust Account)	6.32%

			Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%
			State Street Bank and Trust Company	3.31%
			Hero & Co.	2.75%
			Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Retirement Payment Account)	2.70%
			The Tokio Marine & Fire Insurance Co., Ltd.	2.26%
Relationship with subscriber	Capital	The number of shares of MTFG held by us*	None	
		The number of our shares held by MTFG*	None	
	Business	Trade	None	
		Other	None	
	Personnel		None	
Information on holding of shares			None	

*As of March 31, 2004

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 16, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	43 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 16, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

September 10, 2004
UFJ Holdings, Inc.

UFJ Holdings, Inc. Revises Forecasts for the Fiscal Year Ending March 31, 2005

UFJ Holdings, Inc. ("UFJ Holdings") today revised its non-consolidated and consolidated financial forecasts for the fiscal year 2004, ending March 31, 2005, and for the interim period as follows.

Since the new management team took office in June this year, UFJ Holdings has placed the resolution of non-performing loan problem at the top of management priorities and has been tackling the issue very aggressively. In order to fulfill its public commitment, UFJ Holdings made organizational changes and has been implementing aggressive measures to revitalize troubled borrowers particularly large ones. As a result of that, more-than-expected credit related expenses are incurred and thereby UFJ Holdings, UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") are expected to post net losses.

In addition, UFJ Holdings is expected to post a significant non-consolidated loss as a result of an impairment of UFJ Bank and UFJ Trust shares it holds, due to significant net losses at these subsidiaries. UFJ Holdings is obliged to suspend dividends on common shares, preferred shares and preferred securities. Although we believe it is inevitable to incur a significant credit related expenses in the current fiscal year in order for us to regain market confidence, the management takes the suspension of dividend payment very seriously.

As is announced separately today in "UFJ Announces Measures Aimed at Improving Profitability", we will clarify where responsibility lies and implement drastic restructuring measures on management and employees.

Through these measures we shall make every effort to return to profitability and resume dividend payments as early as possible.

1. Non-consolidated Forecasts for FY 2004

(Billions of Yen)	Total Income: Interim Period	Total Income	Ordinary Profit: Interim Period	Ordinary Profit	Net Income: Interim Period	Net Income
Previous Forecast (May 2004)	5.0	35.0	0.0	26.0	0.0	26.0
Revised Forecast	4.7	7.1	0.2	(1.7)	(3,016.0)	(3,030.0)
Change from the previous forecast	(0.3)	(27.9)	+0.2	(27.7)	(3,016.0)	(3,056.0)
% Change	(6.0%)	(79.7%)	-	(106.5%)	-	(11,753.8%)

<Reason for Revision>

- This is due to an impairment on the shares of UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust") held by UFJ Holdings caused by a large decrease in net assets of these subsidiaries, because UFJ Bank and UFJ Trust have posted and are expected to post significant losses.

2. Consolidated Forecasts for FY 2004

(Billions of Yen)	Total Income: Interim Period	Total Income	Ordinary Profit: Interim Period	Ordinary Profit	Net Income: Interim Period	Net Income
Previous Forecast (May 2004)	1,200.0	2,300.0	170.0	460.0	120.0	330.0
Revised Forecast	1,200.0	2,300.0	(570.0)	(400.0)	(780.0)	(670.0)
Change from the previous forecast	-	-	(740.0)	(860.0)	(900.0)	(1,000.0)
% Change	-	-	(435.3%)	(187.0%)	(750.0%)	(303.0%)

<Reason for Revision>

- UFJ Bank and UFJ Trust are granting support to large borrowers for early revitalization in order to achieve the reduction target in problem loan balance by the end of the current fiscal year. In such process a significant loss is expected mainly because UFJ Bank and UFJ Trust shall incur more-than-expected credit related expenses.

3. Dividend Forecasts for FY 2004

Common Stock

(Yen per Share)	Interim Dividend	Year-end Dividend	Total Dividend for the Year
Previous Forecast (May 2004)	0	2,500	2,500
Revised Forecast *Change from the previous forecast*	0 -	0 (2,500)	0 (2,500)

Preferred Shares

	(Yen per Share)	Interim Dividend	Year-end Dividend	Total Dividend for the Year
Class I	Previous Forecast (May 2004)	0	37,500	37,500
	Revised Forecast *Change from the previous forecast*	0 -	0 (37,500)	0 (37,500)
Class II	Previous Forecast (May 2004)	0	15,900	15,900
	Revised Forecast *Change from the previous forecast*	0 -	0 (15,900)	0 (15,900)
Class III	Previous Forecast (May 2004)	0	68,750	68,750
	Revised Forecast *Change from the previous forecast*	0 -	0 (68,750)	0 (68,750)
Class IV	Previous Forecast (May 2004)	0	18,600	18,600
	Revised Forecast *Change from the previous forecast*	0 -	0 (18,600)	0 (18,600)
Class V	Previous Forecast (May 2004)	0	19,400	19,400
	Revised Forecast *Change from the previous forecast*	0 -	0 (19,400)	0 (19,400)
Class VI	Previous Forecast (May 2004)	0	5,300	5,300
	Revised Forecast *Change from the previous forecast*	0 -	0 (5,300)	0 (5,300)
Class VII	Previous Forecast (May 2004)	0	11,500	11,500
	Revised Forecast *Change from the previous forecast*	0 -	0 (11,500)	0 (11,500)

<Reason for Revision>

- Significant decrease in earned surplus available for dividend due to substantial deterioration in UFJ Holdings' financial performance disenables dividend payment. Regrettably for both common stock and preferred shares, dividend payments will be suspended. Dividend payment on preferred securities issued by UFJ Holdings' subsidiaries will also be suspended.

Appendix 1

Consolidated Earnings Forecasts for Fiscal Year 2004

(Billions of Yen)	Forecasts (Non-consolidated)							Previous Forecasts as of May 2004	
	UFJ Bank and 2 Subsidiaries[1]		UFJ Trust and its Subsidiary[2]		Total				
	Interim		Interim			Interim		Interim	
Business Profit[3]	330.0	660.0	35.0	85.0		365.0	745.0	383.0	828.0
Gains and Losses on Stocks[4]	(185.0)	(185.0)	5.0	(20.0)		(180.0)	(205.0)		
Ordinary Profit/Loss	(610.0)	(570.0)	(85.0)	(35.0)		(695.0)	(605.0)	145.0	386.0
Net Income/Loss	(750.0)	(745.0)	(130.0)	(80.0)	A	(880.0)	(825.0)	111.0	301.0
Credit Related Expenses[5]	(755.0)	(1,050.0)	(110.0)	(80.0)		(865.0)	(1,130.0)	(210.0)	(380.0)
Net Income of UFJ Holdings and Consolidated Subsidiaries[6]					B	100.0	155.0		
Consolidated Net Income/Loss				C=A+B	C	(780.0)	(670.0)	120.0	330.0

Key highlights:

- Business profit for subsidiary banks (aggregate of UFJ Bank, UFJSP, UFJEI, UFJ Trust and UFJTE) for fiscal year 2004 is expected to be Yen 745 billion, which is smaller than the previous forecast in May 2004 by Yen 83 billion. due to decrease in gains on bonds reflecting an increase in long-term interest rate, despite of the steady performance at core businesses.
- Losses on stocks are expected to be Yen 205 billion mainly due to an impairment, in the interim period, in preferred shares subscribed by UFJ Bank to support customers.
- Ordinary loss of subsidiary banks is expected to be Yen 605 billion for fiscal year 2004. After considering items such as extraordinary gains and losses and corporate taxes, etc., net loss of subsidiary banks is expected to be Yen 825 billion. which is smaller than the previous forecast by Yen 1,126 billion. Principal factor in the difference between ordinary loss and net loss comes from reduction in deferred tax assets.
- Credit related expenses of subsidiary banks are expected to be Yen 1,130 billion for fiscal year 2004 and Yen 865 billion for the interim period, which are larger than the previous forecast by Yen 750 billion and Yen 655 billion respectively. This is due to the fact that more-than-expected credit cost is likely to be incurred in the process of aggressive revitalization of large borrowers in order to reduce problem loans ratio below 4% as targeted by the end of current fiscal year. (Please refer to Appendix 3 for details)
- Performance of consolidated subsidiaries excluding UFJ Bank, UFJ Trust, UFJSP, UFJEI and UFJTE is expected to be steady in general. Net income of UFJ Holdings and its consolidated subsidiaries is expected to be Yen 155 billion for fiscal year 2004 and Yen 100 billion for the interim period. These figures are after adjustment as they include such items as income from transactions within the group which should be offset in consolidation. The huge loss appears in the forecast for UFJ Holdings' non-consolidated net income is offset in such adjustment process.
- As a result, the consolidated net loss of UFJ is expected to be Yen 670 billion for fiscal year 2004 and Yen 780 billion for the interim period which are smaller than the previous forecast by Yen 1,000 billion and Yen 900 billion respectively.

---

[1] The two subsidiaries are UFJ Strategic Partner, Co., Ltd. ("UFJSP") and UFJ Equity Investments Co., Ltd. ("UFJEI").
[2] The subsidiary is UFJ Trust Equity Co., Ltd. ("UFJTE").
[3] Business profit prior to net transfer to general reserve
[4] Total amount of gains on sales, losses on sales and revaluation losses on securities
[5] Includes net transfer to general reserve, credit costs and collection of written-off claims (the figures of UFJ Trust are aggregate of banking and trust accounts)
[6] Consolidated subsidiaries excluding UFJ Bank, UFJSP, UFJEI, UFJ Trust, and UFJTE.

Appendix 2

Reason for the Revision in Non-consolidated Earnings Forecasts of UFJ Holdings

- UFJ Holdings is expected to post a non-consolidated loss of nearly Yen 3 trillion for both fiscal year 2004 and the interim period. This is due to the disposal of unrealized loss on stocks of subsidiary banks.

- Stocks of UFJ Bank and UFJ Trust held by UFJ Holdings are securities without market price. Fair prices of these stocks are calculated in accordance with the net assets of the banks. Both banks have posted losses in the past and expect significant losses in the current interim period, which further reduce net assets. Because such reduction in net assets significantly decrease fair prices of both banks compared to original acquisition values, book values shall be reduced in the current interim period.

- Realization of the losses on stocks of subsidiary banks is offset in consolidation process. Thus it does not affect anything on consolidated performance and BIS capital ratio, etc. of UFJ Holdings.

Appendix 3

Problem Loans

□ Credit Related Expenses (Combined for 2 Subsidiary Banks and UFJSP)

	FY 2003		FY 2004 (Revised Forecast)		FY 2004 (Forecast as of May 2004)	
	Interim		Interim		Interim	
Credit Related Expenses	(243.8)	(1,311.5)	(865.0)	(1,130.0)	(210.0)	(380.0)

Key Highlights

- UFJ Group places the resolution of problem loan issues at the top of priorities for management. UFJ Group is tackling with problem loans intensively in the first half of FY 2004 so that it will reduce problem loan ratio below 4% by the end of the current fiscal year.
- Especially for the large borrowers we have been prepared to implement aggressive measures in the first half of FY 2004. After thoroughly revising existing revitalization plans for large borrowers, new plan for support or disposal in each individual company is determined. In such process in order to ensure early and certain revitalization we decided to implement sufficient financial preparations.
- As a result, credit related expenses are expected to be Yen 1,130 billion for fiscal year 2004 and Yen 865 billion for the interim period which are larger than previous forecasts by Yen 750 billion and Yen 655 billion respectively.

□ Problem Loans Outstanding (Combined for 2 Subsidiary Banks and UFJSP)

	September 30, 2003	March 31, 2004	June 30, 2004	September 30, 2004 (Revised Forecast)	March 31, 2005 (Revised Forecast)
Problem Loan Ratio	8.14%	8.50%	10.24%	Around 10%	Below 4%

Key Highlights

- Problem loan ratio increased to above 10% at the end of the first quarter of FY 2004 due to downgrading of some borrowers following the above-mentioned newly prescribed plans for support or disposal in individual companies. We are making steady progress as we formulated new support plans for some borrowers and plans are close to completion for other borrowers. For most of the troubled borrowers though, as actual implementation of financial support has to be in the second half of FY 2004, problem loan balance and ratio at the end of September 2004 will be similar to those at the end of June 2004.
- In the second half of FY 2004, as a top management issue, we will keep addressing large borrowers aggressively, thereby reduce problem loan outstanding for large borrowers and finalize reduction.
- By these process we will decrease problem loan ratio to below 4% as initially targeted by the end of the current fiscal year.

Appendix 4

Revised Forecasts for Dividends

- UFJ Holdings previously forecasted to pay predetermined dividends for preferred shares and Yen 2,500 dividend per common share. However, because UFJ Holdings expects to post a significant net loss for fiscal year 2004 on non-consolidated basis and may not secure an earned surplus available for dividends, it cannot help but suspending dividend payments for both common and preferred shares. Dividends on preferred securities issued by UFJ Holdings' subsidiaries will also be suspended.
- Particularly UFJ Holdings takes the suspension of dividend payment for preferred shares including those purchased by public funds very seriously. Therefore, as is announced separately, UFJ Holdings clarifies where responsibility lies in management and implements thorough restructuring measures such as the significant cut in employees' bonuses.
- Because UFJ Holdings suspends dividends for preferred shares, it is expected that voting rights to accrue to preferred shareholders from the ordinary general shareholders' meeting held in FY 2005. Voting rights for preferred shares purchased by public funds will be approximately 12% of the whole voting rights.
- To obtain shareholders' understandings on the group's management policy including the proposed management integration with the Mitsubishi Tokyo Financial Group, Inc. ("MTFG"), UFJ Holdings will continue to implement management strategy which leads to increase in shareholder value.

Risk Adjusted Capital Ratios

	FY 2003		FY 2004 (Forecast)	
	Sept. 30, 2003	Mar. 31, 2004	Sept. 30, 2004	Mar. 31, 2005
UFJ Holdings (Consolidated)	11.36%	9.24%	Higher 8%	Around 9%
UFJ Bank (Consolidated)	11.09%	8.36%	Mid 8%	Mid 8%
UFJ Bank (Non-consolidated)	11.39%	8.43%	Lower 8%	Lower 8%
UFJ Trust Bank (Consolidated)	10.59%	12.34%	Higher 10%	Mid 13%
UFJ Trust Bank (Non-consolidated)	10.96%	12.82%	Lower 11%	Around 13%

UFJ Holdings, UFJ Bank: international unified standard
UFJ Trust Bank: domestic standard

(UFJ Holdings today entered into an agreement with MTFG regarding preferred shares of Yen 700 billion to be paid by September 29, 2004 which are issued by UFJ Bank and wholly subscribed by MTFG. The above mentioned figures for September 30, 2004 and March 31, 2005 are forecasts based on the said capital injection of Yen 700 billion.)

- Despite of the significant losses posted by UFJ Holdings, UFJ Bank and UFJ Trust, risk weighted capital ratio will be kept in excess of 8% for each entity.

UFJ

Press Release

September 10, 2004

UFJ Holdings, Inc.
UFJ Bank Limited
UFJ Trust Bank Limited

UFJ Announces Measures Aimed at Improving Profitability

The UFJ Group (UFJ) seriously regrets that net profits were more than 30% below targets outlined in the Financial Revitalization Plan, submitted to the Japanese FSA in June 2004, in both FY2002 and FY2003. Additionally, UFJ regrets that the Holding Company and the Subsidiary Banks are expected to show losses in FY2004, with no dividend being paid for either ordinary shares, preferred shares or securities, including public funds. UFJ will establish a scheme of responsible management to improve the Group's business management and will take action to significantly improve profitability, which will include severe cost cutting.

The Subsidiary Banks have posted greater-than-expected credit costs and anticipate posting a net loss as a result of accelerated business restructuring aimed at reform and resolving the problem loan issue. Due to the net losses of the Subsidiary Banks, the Holding Company also anticipates posting a net loss and will pay no dividend on a single basis, as shares in the Subsidiary Banks are required to be re-evaluated upon the recognition of losses. UFJ deeply regrets that the anticipated results fall below those predicted in May and would like to extend its apologies to all stakeholders. However, UFJ would like to remind stakeholders that the anticipated losses come as a direct result of continued efforts to deal with large troubled borrowers. UFJ fully expects that credit costs after this fiscal year will return to reasonable levels.

UFJ will take intensive action to improve profitability, including the implementation of strict cost controls, and is striving to achieve net profit and pay dividends with increased retained earnings, and to pay back public funds. Concrete measurements will be outlined shortly in the Business Improvement Plan, following the announcement of the Plan to Revitalize Management.

I. Steps to improve profitability

1. Problem loan solution

UFJ places the highest priority on achieving a final solution to the problem loan issue and is taking action towards realizing a problem loan ratio of less than 4% by the end of March 2005. Concrete details of this plan are to be prepared by the end of September, 2004.

UFJ is will take intensive and thorough action in the first half of FY2004 to achieve this goal, especially with regards to large troubled borrowers. In May 2004, a "Corporate Restructuring Department" was established within UFJ Bank Limited (UFJ Bank) to deal with specific large troubled borrowers. Additionally, concrete measures have been taken to strengthen the internal control framework for credit risk management. These include greater involvement of the Board of Directors in this process, strengthened internal controls and the formation of a new audit team within the Internal Audit Department, dedicated to large borrowers.

Since July 2004, the Board has thoroughly reviewed each large borrower's revitalization plan and has approved either additional support or final resolution measures. In the course of this revision process, to complete restructuring plans quickly and effectively, it was concluded that necessary and adequate financial actions needed to be completed in the first half of FY2004. Consequently, credit costs in the first half of FY2004 will be largely in excess of original predictions made in May, 2004.

The problem loan ratio rose to 10% in the first quarter of FY2004, due to the combined effects of borrower downgrades, and additional measures to deal with large borrowers, as outlined above. Since then, some plans have been agreed, or have come close to agreement, though execution of such plans will occur in the second half of FY2004. Therefore, the problem loan ratio at the end of September 2004 will remain at the same level it was at the end of June 2004.

The completion of effective action towards large borrowers is the top priority of management in the second half of FY2004. The execution of restructuring plans for each borrower company will continue and the target of less than 4% problem loan ratio at the end of FY2004 will not be changed.

2. Clarification of responsibilities

The previous top management group, namely the Presidents of UFJ Holdings, UFJ Bank and UFJ Trust Bank, has already resigned.

Though compensation for all directors and executive officers has been cut by 30% since July 2004, from October 2003, no compensation will be paid to the current top management group, resulting in an average 50% cut for all directors and executive officers. Consequently, the average compensation per person will be drastically reduced to Yen 14 million, Yen 8 million less than that of FY2003.

No retirement benefits for directors and executive officers will be paid in FY2005 and payments will not be restarted until dividends for preferred shares are paid.

3. Severe cost cutting

The UFJ Group (UFJ) regrets that net profits were more than 30% below targets outlined in Financial Revitalization Plan in both FY2002 and FY2003 and that the Holding Company and the Subsidiary Banks are expected to show a loss in FY2004 with no dividend being paid for either ordinary shares, preferred shares or securities, including public funds.
UFJ will therefore pursue more effective cost cutting measures.

1) Personnel expenses

UFJ has aggressively streamlined its operations by bringing forward the schedule for the merger of the commercial banks making up UFJ, and personnel reduction in order to realize integration effects as soon as possible. UFJ has and will continue to pursue the most effective personnel management system suitable for each division. As an example of such measures, UFJ Bank introduced a personnel management system based on meritocracy, regardless of seniority prior to the merger in October 2001, with UFJ Trust Bank following suit in October 2003.

In addition, UFJ Bank adopted a new retirement annuity plan in April 2004. As future annuities vary according to the floating market rate under this plan, it is therefore expected to contribute to a reduction in personnel expenses.

UFJ cut employee bonuses by 20% year-on-year in the first half of FY2004. UFJ will further cut bonuses by approximately 80% year-on-year in the second half of FY2004 and will maintain this level until such a time that the Company will post net profit and pay dividends on shares. This is approximately equivalent to a 20% reduction of annual salary in comparison to that paid in FY2003 and a 25% reduction compared to that paid when the UFJ Group was first formed.

As a result, total personnel expenses in FY2003 were Yen 210.5 billion (Yen 62.5 billion or 23% less than personnel expenses in FY2000) and are expected to be Yen 181.0 billion in FY2004 (Yen 92.0 billion, or 34% less than FY 2000.).

2) Headcount

As of March 31, 2004, the number of directors and statutory auditors was 21, 3 less than at March 31, 2003. This figure is 20 less, approximately half, of the 41 members present at the incorporation of UFJ Holdings in April 2001. Though one more director is expected to leave, there are plans to invite two directors from outside the UFJ Group, to join the Board. Therefore, the number of directors and statutory auditors are expected to number 22 at March 31, 2005.

The total number of UFJ employees was 20,395, as of March 31, 2004. This figure is 6,529 less than when UFJ Holdings was first incorporated, a 24% reduction over three years. We expect the number of employees to be less than 20,000 as of March 31, 2005, around 7,000 or 26% reduction since incorporation.

3) Domestic and overseas branches

UFJ had 398 domestic and 17 overseas branches as of March 31, 2004. By consolidating duplications, 145 branches, including 12 overseas, have been closed since the incorporation of UFJ Holdings.

UFJ will continue to utilize branches effectively, giving full consideration to profitability and effectiveness from the perspective of customer convenience and the promotion of new businesses.

4) Non-personnel expenses

UFJ has pursued maximum overall group efficiency and will continue to seek to do so. Following the net loss in FY2003, the Group's cost structure has been aggressively re-examined, resulting in increased efficiency and the execution of extensive cost reductions.

In addition, in cooperation with third-party consultants, UFJ will pursue thorough rationalization including more efficient business procedures, conduct more efficient management of branches and head office organization, and will review cost management procedures from a variety of different angles. As a group we strive to reduce costs and seek more efficient management procedures, including those of group companies.

4. Actions aimed at improving profitability

1) Retail business

UFJ will deliver unique services, which will enhance customer convenience in a recognizable manner. In every business channel, the aim is to be the number one group in terms of customer satisfaction and to realize the goal of becoming the "Top Brand in Retail Business",

a. Mass-retail business

The channel reform project "UFJ 24" was launched in September 2003. The project consists of four main services: 24-hour ATMs, 24-hour customer telephone support, contract services via TV monitors at all branches, and a new-concept branch called "UFJ Plus".

(24-hour ATM)
The number of 24-hour ATM locations has risen dramatically, growing from 12 in September 2003 to 325 as of August 31, 2004. In addition, since April 2004, 310 additional ATM locations offer services from 7 a.m. to 12 p.m.

(24-hour customer support via telephone)
24-hour manned support, 365-days-a-year has been provided since October 2003.

(Contract services via TV monitors)
State-of-the-art contract services, via TV monitor are provided with 570 machines at 406 locations in Japan.

(UFJ Plus)
New-concept branches, "UFJ Plus," have been newly opened in Tokyo, Nagoya, and Osaka. The branches operate from 9 a.m. to 8 p.m. on weekdays and from 10 a.m. to 5 p.m. on weekends and public holidays.

In addition, with the intention to further upgrade customer convenience, "UFJ 24 Second Stage" was launched this year to reduce the amount of time spent waiting at bank counters. Further improvements will be made to ATM functions.

b. Asset management business

UFJ Bank offers a variety of products to satisfy customer needs, and will reinforce sales of these products by improving the skills of sales people.

With a view to future deregulation, UFJ will further strengthen its internal control framework, making it even more suitable for a comprehensive financial group. At the same time, UFJ will reinforce its promotion framework, in order to contribute to a more effective utilization of its sales force.

Sales of main products	FY 2003 results	FY 2004 target
Equity investment trusts	Yen 396 billion	Yen 505 billion
Variable annuities	Yen 111 billion	Yen 258 billion

c. Loan businesses

(Housing loans)
UFJ will increase its loan balance of housing loans, targeting Yen 1,620 billion of new loans in FY2004. This will be achieved through the efficient promotion of loan facilities at 125 Housing Loan Offices, through housing contractors. These services will be expanded to local areas.

UFJ also strives to promote customer convenience by significantly shortening the time required for the loan approvals through efficient approval processes and improved automated credit assessments.

The bank will continue to offer more products and improve administration processes.

(Apartment loans)
UFJ regards apartment loans as one of the main products to attract wealthy private clients, and it aims to increase these loans, which have a low risk profile. Promotions to private clients will be supported by Head Office systems and loan officers will continue to reinforce relationships with housing contractors – one of the most efficient routes to increase loans that have a low risk profile.

UFJ targets Yen 180 billion of new apartment loans in FY2004. Additionally, UFJ Trust Bank regards apartment loans as a necessary product in its private banking service line up, and will make efforts to increase such loan amounts, through the establishment of funds with preferred interest rates, and appropriate procedures to introduce customers to UFJ Bank.

d. Consumer finance and credit card business

Consumer loans are one of the main retail loan products for UFJ, equal in importance to housing loans. UFJ will increase the balance of loans outstanding, paying close attention to risk management. This outstanding loan balance will be increased largely through related consumer finance company, Mobit.

In its credit card business, UFJ Bank reached an agreement with Nippon Shinpan Co., Ltd. (Nippon Shinpan) in January 2004 to implement a strategic alliance in retail business. Later, in May 2004, Nippon Shinpan and UFJ Card Co., Ltd. agreed to merge, subject to regulatory and shareholders' approval. UFJ will further reinforce its credit card business through business integration with MTFG.

2). Corporate banking business

UFJ aims to become "the bank providing the best solutions" for its corporate customers. It also aims to become an innovative financial group, providing customers the most suitable business functions and financial services, which contribute to both customer business development and enhancement of corporate value.

In particular, UFJ will establish a new business model that will allow the bank to take the competitive edge in lending to medium-sized corporations and to increase non-interest income. The bank will:

a. Increase loans to medium to small sized corporations,
b. Providing solutions that contribute to solving customers' problems, and
c. Create new customer channels and access routes.

a. Increasing loans to medium- and small-sized corporations

UFJ regards medium- and small-sized corporations as core customers and will improve its response to funding needs. .

Particularly, the bank will put priority on loans to medium- and small-sized corporations. In addition to the introduction of "UFJ Business Loan", a simplified credit assessment model utilizing a scoring model, and aggressive increases in sales forces for these customers, UFJ will continue to develop unique loan products.

Newly extended UFJ Business loans	Yen 300 billion (First half of FY2004 expected)
	Yen 500 billion (Second half of FY2004 planned)

b. Providing solutions that contribute to solving customers' problems

UFJ will increase non-interest income through the provision of convenient settlement services, reinforcement of its investment banking businesses, and reinforcement of the sales and development of derivative products, offering a wide variety of products in order to assist customers to hedge risk.

UFJ will apply know-how developed through transactions with large corporations to medium- and small-sized corporations, by standardizing and offering, in small size lots, various financial products such as asset-backed finance and cash flow based finance in addition to syndicated loans, derivatives, and fixed income private placements.

For large corporations, UFJ will provide solutions that contribute to business development and the enhancement of corporate value for its customers through financial services provided by group companies. For medium- and small-sized corporations, UFJ will provide more solutions that contribute to the solution of management problems thorough such services as "UFJ Business Forum" and customer support for those starting business in China.

c. Create new customer channels and access routes

To expand its customer base, UFJ has developed new customer channels utilizing the internet, in addition to face-to-face interactions at branches. The bank introduced the "UFJ Business Platform" in April 2004, which provides various services via internet such as application delivery and receipt, loan consultation, settlement, foreign exchange, and information services. The bank will also introduce additional products such as advanced electronic banking, via Internet, and foreign exchange transactions with improved maneuverability and additional functions.

The bank aims to establish business models with increased customer convenience and high cost performance by establishing a hightech advanced and effective sales framework that connects customers via branches, internet, and telephone support centers according to customer needs and customer segmentation.

3). Global banking and trading businesses

In its trading business, in addition to traditional trading and banking transactions, UFJ will focus on the development and provision of derivatives products in response to diversified customer needs. In particular, UFJ will develop and provide various new products to match customer needs, such as small size products, time deposits with conditions to invest in the market at attractive interest rates, and energy derivatives.

In its global banking business, UFJ aims to maintain strong brand recognition through its business foundation in China. UFJ will add value in providing solutions to customers, offering additional functions for cash management services and a reinforced consulting function, which will contribute to the sales of products made in the same country as the actual transaction.

UFJ will also continue to focus on trade finance by increasing deals in our important market in BRICs.

4). Trust business

UFJ Trust Bank provides trust related services and retail services to a dramatically expanded customer base. Services are provided through trust agency, joint branches, and "trust offices".

The trust agency business is expanding steadily since its start in March 2002. The business has resulted in increased assets of approximately Yen 220 billion in the pension business, and has acquired 225 new customers in the corporate agency business.

In its corporate agency business, UFJ Trust has introduced a "New IR system for individual equity investors" which is the first service in Japan that analyzes shareholders statistically from different angles. Such a unique service proves that UFJ Trust is one of the best trust banks in developing new products.

In asset its management business, UFJ focuses on providing new products under an exclusive sales license in Japan from Bridgewater, a global leading asset management company.

In asset its securitization business, UFJ Trust has developed unique investment trusts and new schemes, utilizing intellectual property trusts which can be offered after the revision of the Japanese trust banking law.

In the real estate business, UFJ Trust answers customers' needs for business restructuring and asset management by providing consultation services on revaluations and newly developed real estate funds utilizing securitization.

II. Measures for establishing responsible management framework

UFJ Holdings will use the advice of several external experts, and will strengthen corporate governance in order to enhance profitability.

1. Structure for profitability management

1) Establishment of "Follow-Up Meeting for the Plan to Revitalize Management"

In order to achieve the Plan, and in conjunction with the advice of newly-appointed outside experts, UFJ will strengthen governance through various management processes, aiming to improve profitability by enhancing lending to small- and medium-sized enterprises, increasing the status of implementation of restructuring measures and initiatives for the non-performing loan problem, etc.

2) Establishment of "Advisory Meeting"

UFJ will set up a meeting where external directors, external auditors and above mentioned external experts may discuss proposals with and provide advice to the UFJ management group.

3) Strengthening corporate governance

(Strengthening the function of the board of directors)

- UFJ will increase the frequency of the regular board meeting from 10 a year to once a month
- UFJ will increase the frequency of the issuance of performance reports such as profit, or SME lending, from quarterly to monthly

(Strengthening management supervision by external directors)

- Executive office supporting external directors will strengthen cooperation by communicating discussions at board meetings among the management of the holding company and subsidiaries
- UFJ will set up a commission consisting of external directors and auditors for the purpose of selecting agendas for board meetings.

2. Firm management stance

The demonstration of business management ability shown through board meetings, and the reconstruction and the maintenance of UFJ's corporate governance structure are top management issues for UFJ.

The management of UFJ Holdings, UFJ Bank and UFJ Trust Bank believes it necessary to improve the business management and supervision by proactive involvement in the Group's internal management system. It is also necessary to ensure clear missions for Head Office departments, so that a system of mutual supervision operates efficiently. Through this, UFJ aspires to achieve sound bank management and will demonstrate a determined management stance aimed at restoring the confidence of shareholders and depositors.

III. Measures for management reform in the future

As mentioned above, through actions to achieve the final solution of problem loan issues, the UFJ Group will improve profitability in the current fiscal year by accomplishing financial revitalization.

Further, the UFJ Group will continue discussions toward the management integration with the Mitsubishi Tokyo Financial Group, Inc. ("MTFG") in accordance with "the Basic Agreement regarding the Management Integration" entered into on August 12, 2004.

We will ensure the repayment of public funds through enhancement of corporate value and further improvement in profitability by the management integration with MTFG.

***

UFJ

Press Release

September 10, 2004

UFJ Holdings, Inc.

Capital Injection from Mitsubishi Tokyo Financial Group

Tokyo - UFJ Holdings, Inc. ("UFJ") (President and CEO: Ryosuke Tamakoshi) announced today that it has concluded a **Capital Injection Agreement** with Mitsubishi Tokyo Financial Group, Inc. ("MTFG"); (President and CEO: Nobuo Kuroyanagi). Under the agreement, the two Groups have agreed that MTFG will purchase all of the preferred shares to be issued by UFJ Bank Limited (President: Takamune Okihara) totaling 700 billion yen. The payment date has been set on or before September 29, 2004.

The UFJ Group continues to make progress in assisting with the restructuring of its corporate clients with the aim of reducing its Non Performing Loan ("NPL") ratio to less than 4% during the current fiscal year. These efforts have incurred additional credit-related expenses, however, and, as a result, UFJ Bank is now forecasting an interim loss of 750 billion yen for the current fiscal year.[1] With the completion of the capital injection from MTFG, it is expected that UFJ will be able to maintain a minimal capital adequacy ratio of 8% at the end of this month.

The purpose of the capital injection is to strengthen the capital base of UFJ and to realize the goals, and maximize the effectiveness of the management integration, as outlined in the Capital Injection Agreement. In addition, the UFJ and MTFG Groups are also continuing discussions based on the Basic Management Integration Agreement, dated August 12, 2004. The aim of this agreement is to integrate the management of the holding companies, banks, trust banks and securities firms of the two Groups by October 1, 2005.

1. Outline of capital injection

- Issuer	UFJ Bank Limited
- Method of issue	Third party allotment
- Subscriber	MTFG
- Total amount issued	700 billion yen
- Payment date	On or before 29 September, 2004

[1] Details of UFJ' s new financial projections are outlined in a separate announcement made today

2. Review Process Methodology

UFJ concluded a basic agreement with MTFG on 11 August, 2004, related to MTFG's co-operation in strengthening UFJ's capital base. Since then, UFJ has thoroughly reviewed and considered both the benefits of the overall management integration of the two Groups, and it has reviewed the terms, conditions and benefits of the capital injection, with regard to UFJ's goal of improving mid- and long-term shareholder value.

UFJ has also received and considered a proposal from Sumitomo Mitsui Financial Group, Inc. ("SMFG") regarding its interest in pursuing management integration with UFJ, including an agreement to strengthen UFJ's capital base. To assist with this review process, UFJ has selected Merrill Lynch Japan Securities Co., Ltd. (Merrill Lynch) and J.P. Morgan Securities Asia Pte. Limited (J.P. Morgan), as financial advisors to provide independent, third party advice.

After careful consideration, UFJ has decided to accept a capital injection from MTFG for the following five reasons:

1) Merger ratio considerations

UFJ is working closely with MTFG, and obtaining advice from independent third parties, including its financial advisors, to give careful thought to the merger ratio considerations in connection with the MTFG integration. The Board believes that it is not ready to provide a ratio at this stage, as the merger ratio is to be finalized once the due diligence being performed by each party is completed. However, the UFJ Board strongly believes that an agreement on the merger ratio, which the UFJ Board thinks is fair, after taking advice from its financial advisors, can be reached.

UFJ has also received a management integration proposal from SMFG suggesting a prima facie "1:1" merger ratio. UFJ has also carefully reviewed this proposal, and taken advice from independent third parties, including Merrill Lynch. When compared purely on the basis of the current share price, the merger ratio proposed by SMFG suggests that it is prepared to offer a considerable premium to current valuations. However, the actual merger ratio calculation may vary depending on the assumptions used. UFJ's Board strongly believes that the merger ratio which it believes can be obtained in the integration with MTFG is likely to be comparable to that proposed by SMFG.

2) Certainty of achieving a successful capital injection

UFJ recognizes the importance of successfully completing the capital injection by the end of September, 2004 as being of utmost importance to the preservation of shareholder value. UFJ has come to the conclusion that there is a strong probability that MTFG will be able to successfully complete the capital injection, based on the solid progress of all the preparatory work necessary to ensure the execution of the capital injection, including the conclusion of the final agreement on the terms for subscription, regulatory approval procedures required overseas and due diligence.

At the same time, UFJ has also received a detailed proposal from SMFG to support UFJ's capital base by the end of September, 2004. However, the Board is concerned that SMFG may have insufficient time in practice to respond to any unanticipated contingencies.

3) Financial soundness and asset quality

UFJ believes that MTFG is superior to SMFG in terms of financial soundness and the quality of its assets.

	MTFG	SMFG	UFJ
Non performing loans* Non performing loan ratio	1.29 trillion yen 2.6%	2.75 trillion yen 5.0%	4.62 trillion yen 10.2%
Deferred tax assets (consolidated) Deferred tax assets to Tier 1 ratio	0.65 trillion yen 16.9%	1.67 trillion yen 46.6%	1.40 trillion yen 64.1%

*Based on non-consolidated figures of banks within the Group

1. Non performing loans ("NPLs")

MTFG's NPL balance (based on non-consolidated figures of banks within the Group) and NPL ratio stood at 1.29 trillion yen (2.6%) at the end of June, 2004. By contrast, SMFG had a significantly higher NPL balance of 2.75 trillion (5.0%). In the fiscal year ended March, 2004, SMFG recorded a high level of credit-related expenses of 803.4 billion yen. On the other hand, MTFG wrote-back credit-related provisions totaling 131.7 billion. These figures indicate that MTFG has made significantly more progress than SMFG in dealing with their respective NPL problems.

The UFJ Group is endeavoring to lower its NPL ratio below 4% by the end of the current fiscal year. UFJ believes that once the management integration with MTFG is successfully completed, the business will be able to move forward, focusing on its business development plans having put its NPL issues largely behind it.

2. Deferred tax assets

At the end of March 2004, the balance of deferred tax assets (on a consolidated basis) and as a percentage of Tier 1 capital, stood at 0.65 trillion yen (16.9%) for MTFG and 1.67 trillion yen (46.6%) for SMFG. These figures indicate that MTFG is in a superior position from the perspective of the quality of its capital.

4) Early repayment of public funds

UFJ has accepted public funds of 1.4 trillion in the form of preferred shares. On the other hand, MTFG currently has no outstanding public fund obligations. Furthermore, the MTFG group recorded a consolidated income surplus of 1.5 trillion yen at the end of March 2004. Accordingly, the integration with MTFG will enable UFJ to reduce the number of potential outstanding shares through a buyback of preferred shares, thus increasing earnings per share on a fully diluted basis. Furthermore, integration with MTFG will provide the combined Group with a broader range of options to improve shareholder value.

On the other hand, SMFG's balance of publicly funded preferred shares stands at 1.3 trillion yen. If this total is added to UFJ's balance of 1.4 trillion yen, it would take a considerable amount of time to repay the total public funds from accumulated surpluses. Furthermore, as the majority of the preferred shares have to be converted by 2008 and 2009, it is likely that a UFJ/SMFG combination would have to raise new capital to buy back shares which would be likely to have a negative impact on shareholder value.

	MTFG	SMFG	UFJ
Balance of publicly funded preferred shares	nil	1.30 trillion yen	1.40 trillion yen
Consolidated Income Surplus/(Deficit)	1.51 trillion yen	0.61 trillion yen	(0.76 trillion yen)

5) Synergy effects of integration

UFJ's analysis of the potential cost savings obtainable under the alternative scenarios of integrating with either MTFG or SMFG shows that, in both cases, integration would result in significant costs savings. UFJ believes that each scenario would result in a similar level of cost savings resulting from the closure of domestic branches that are no longer required, reductions in head office and branch staff, and also as a result of the integration of the respective computer systems.

UFJ and MTFG will compliment each other well from both a regional and customer viewpoint. The new integrated business will maximize the strength of each Group, deliver a superior range of financial services, including assisting companies to expand internationally through its global network, and provide clients with a broad range of services across Japan's three major metropolitan areas. Overall, compared with a potential integration with SMFG whose strengths are similar to those of UFJ, the UFJ Board believes that the MTFG integration will have a more positive effect on the Group's overall profitability.

****

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.

Basic Policy Regarding Management Integration: Aiming at One of the "Global Top 5"

Tokyo, September 10, 2004 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG, President and CEO, Nobuo Kuroyanagi) and UFJ Holdings, Inc. (UFJ, President and CEO, Ryosuke Tamakoshi) have today formulated and agreed the following basic policy regarding management integration of MTFG and the UFJ Group. The new group will create Japan's "premier comprehensive global financial group" that is competitive worldwide, providing high quality products and services to customers. The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

I. Aspirations of the New Group

- **Become One of the "Global Top 5"**

  The new group aims to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008.

  The combined market value of MTFG and UFJ Group will be approximately 9.0 trillion yen , which we believe will be the largest among the Japanese financial institutions and will rank around the tenth-largest among the global financial institutions worldwide.

  - In order to rank within the top five in the world, the group must significantly expand its profitability. With MTFG's and UFJ Group's potential for high profitability and synergy and streamlining effects expected to be realized through the integration, along with the implementation of the new group's growth strategy, we believe that it will be possible for the new group to break into the "Global Top 5" within three years of the integration.

  - The new group aims to break into the "Global Top 5" by achieving the maximum level of integration effect as early as possible.

- **Five Competitive Advantages to Break into the "Global Top 5"**

  The new group will be the first comprehensive, integrated financial group in Japan comprising commercial banks, trust banks and securities companies, as well as credit card companies, consumer finance companies, investment trust companies, lease companies and foreign banks (Such as Union Bank of California, N.A.).

  The new group will commit its management resources and efforts to strive to be a comprehensive, integrated financial group that is dedicated to serving its clients

and winning their trust. Under this "client focused" philosophy, the new group will aim to become one of the "Global Top 5" based on the five competitive advantages discussed below, which are not found in other Japanese financial groups.

- Japan's Preeminent Global Banking Network

  - The new group will serve its customers' diverse financial needs worldwide using its solid domestic network as well as its leading global network covering over 40 countries worldwide staffed by experienced personnel familiar with local business customs.

  - The new group's domestic corporate and retail clients will have access to world-class products and services such as those offered by UnionBank of California, N.A. , Manulife group,etc.

- Strong Business Foundation Based on Our Retail Deposits and Diverse Customer Base

  - The large increase in retail deposits (approximately 60.0 trillion yen: total amount on a simple combined basis) reflecting our reliability is expected to be a source of improved earnings in the rapidly growing retail segment. The new group's strong customer base will be an important asset to actively expand the trust and investment banking services in corporate banking business.

  - By providing a wide range of financial products and services as an integrated group to our diverse customer base, the new group aims to significantly enhance its profitability and competitiveness.

- Strong Financial/Capital Foundation

  - Compared to other major Japanese financial groups, the equity capital of the new group is expected to be less dependent on public funds and deferred tax assets. The new group plans to repay public funds in the near future and aims to implement its growth strategy under independent management.

  - MTFG has been a leader among Japanese financial groups in achieving large-scale reductions of non-performing loans. The new group will continue these efforts to achieve financial soundness.

  - The strong financial/capital foundation of the new group will not only enable the group to assume larger risk positions but also allow management resources to be fully devoted to business initiatives,

both of which will fuel increased profitability and enhanced shareholder value.

- Highly Complementary Businesses and Networks

    - The new group will be optimally positioned to realize integration synergies and strengthen its customer base and business foundation in a well-balanced manner due to the highly complementary nature of MTFG's and UFJ's businesses and branch networks and minor impact on the customer/business base resulting from the consolidation of overlapping outlets.

    - The new group will enhance customer convenience through the balanced development of branch networks primarily in the Tokyo metropolitan, Chubu and Kansai areas.

    - The new group will be able to provide a broad range of services to its customers due to the complimentary nature of the various services provided by each of the group companies, including the banks, trust banks and securities companies.

- Strong Corporate Governance and Transparent Management Appropriate for an NYSE-listed Company

    - As the only Japanese bank holding company listed on the NYSE, MTFG has been strengthening its internal controls and its compliance with the U.S. Sarbanes-Oxley Act. The new group will continue to implement a strong corporate governance system and conduct transparent management at a level expected of a leading global financial institution.

    - Keeping in mind its role as a major corporate citizen, the new group will implement appropriate Corporate Social Responsibility (CSR) policies to support sustainable growth.

II. Operational Framework

The new group will establish the operational framework described below in order to maximize its strengths. The strategic initiatives for each business segment are described in the attached document.

- **Region-Specific Development and Operations**

While maximizing the utility of the two groups' complementary regional networks in the Tokyo metropolitan, Chubu, Kansai and other regions, the new group will tailor its services to meet regional needs in these areas. The new group

will also seek to restructure its management system to better service regional needs.

- **Introduction of Consolidated Operational Framework**

  Each company in the new group, including the banks, trust banks and securities companies, will collaborate to aggressively implement the "Group Integration Strategy" in order to offer financial services that meet the needs of all customer segments in a unified, flexible manner. The new group will introduce a "Integrated Business Operational Framework" in order to enable it to make timely and unified decisions and maximize the integration synergy while implementing the optimal approach for each customer segment.

III. Enhancing Integration and Management Efficiency

The new group will seek to maximize integration efficiency and speed by taking advantage of the highly complementary nature of MTFG's and UFJ's businesses. The new group plans to establish operational tie-ups between the two groups in various business areas before the formal October 2005 integration date.

- **Integration Efficiencies**

  - After a review of the domestic and overseas branch/office network, the staff and operations/systems, the target is to realize a cost reduction of approximately JPY200 billion to JPY250 billion per year through the integration.

Reference: Consolidated General and Administrative Expenses for the Fiscal Year Ended March 31, 2004

JPY billion

MTFG	UFJ	Total
980.4	726.4	1,706.8

- **Head Office Integration and Streamlining**

  - The new group will integrate and streamline the head office functions and focus its management resources on achieving efficiency at the operational level. In addition, the organizational structure will be streamlined and management roles, responsibilities and reporting lines will be clearly delineated to enhance effective and timely decision-making.

- **Increasing Branch-Network Convenience and Efficiency**

  - The new group will seek to enhance the efficiency of its branch network by consolidating overlapping outlets, while ensuring that customer convenience and service levels are not compromised.

- In particular, the new group will focus on the consolidation of outlets in the Tokyo metropolitan area, where there are more overlapping outlets. At the same time, we will strengthen our customer interface network by leveraging the strengths of each of our channels: ATMs, TV windows (ACM), call-centers and direct banking.

- Overseas, the group will enhance its overall efficiency by seeking to consolidate overlapping outlets at the time of the integration while at the same time strive to strengthen its network to enhance the services provided to customers.

- The new group will seek to utilize its service channels more effectively. For example, the new group will establish joint-outlets in order to minimize costs while providing one-stop shopping for banking, trust banking, securities and other financial services.

• **Efficient Staff Relocation**

- The new group expects to reduce or redeploy approximately 10,000 personnel, mainly through the streamlining of back-office operations in the headquarter office. In terms of the redeployment of staff and resources, the new group plans to focus on strategic areas such as retail, small business, investment banking and asset management and servicing, to bolster earning power.

Reference: Consolidated Employees as of March 31, 2004

MTFG	UFJ	Total
43,627	34,269	77,896

• **Integrated Operations and Systems**

- From the first day of the integration, the new group will strive to provide seamless delivery of the same services that customers have previously enjoyed by initially maintaining the domestic account systems of both groups. We are planning to integrate market-related and overseas systems at an early stage.

- The new group will adopt a uniform standard for operations and systems while prioritizing improvements in function, quality and safety, and will aim to reduce the group's overall infrastructure costs.

This press release contains forward-looking statements relating to the parties referred to in the press release. Forward-looking statements are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performance. They may prove to be incorrect and may not be realized in the future due to a wide range of reasons. In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the forward-looking statements. The parties are under no obligation, and expressly disclaims any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.

1. Retail Banking Strategy

The new group's retail operations will place equal emphasis on improving customer convenience and enhancing shareholder value. The new group will seek to build a retail brand on par with that of leading banks worldwide, and to provide our customers with world-class retail services. We aim to achieve these goals by leveraging the complementary strengths of the two groups and gaining customer trust through the maintenance of a strong financial base and clear, consistent manner management.

(1) The highest level of customer service

(a) A non-redundant branch network tailored specifically to local needs

- The new group will aim to establish a balanced branch network, with a focus on Tokyo, Osaka and Nagoya, Japan's three major metropolitan areas. Utilizing this network, the new group will strive to surpass competing Japanese banking groups in customer convenience.
- Since the two groups have a relatively small number of redundant branches, we will seek to minimize both the number of branches to be consolidated and any resulting adverse impact on customer convenience.
- The new group will introduce services tailored specifically to meet the needs of local communities.

Number of Staffed Branches by Area (As of March 31, 2004)

(Unit: No. of Branches)

	Metropolitan Tokyo	Chubu	Kansai	Others	Total
New Group	**454**	**155**	**221**	**87**	**917**
BTM+UFJ Bank	350	127	171	25	673
MTB+UFJ Trust	41	9	17	20	87
MS+UFJ Tsubasa	63	19	33	42	157

NOTE:Total number of existing branches; includes satellite branches

(b) Integrated financial services strategy encompassing banking, trust, and securities services

- One-stop shopping for financial services designed to meet the increasingly diverse and sophisticated needs of our customers.

(c) Operational strategy tailored to individual customer segments

- Customer needs will be identified and accurately met on a segment-by-segment basis. Products and services will be tailored specifically to each

segment and delivered to the end-customer through the most appropriate channel available.

- Through measures such as expanding the number of access points where customers can obtain cash, the new group will pursue a cutting-edge mass retail strategy designed to enhance customer convenience and increase competitiveness.

- Customers who maintain balances that exceed a predetermined amount will be assigned a trained advisor who will assist the customer in selecting and/or developing products and services tailored to meet his/her specific financial needs.

• Operational strategy that leverages MTFG's and UFJ Group's respective strengths

- MTFG or UFJ Group is currently the market leader among the four major Japanese banking groups in terms of year-on-year increases in mortgage loans, individual deposits, foreign currency deposits and growth in assets held in investment trusts and investment trust sales. We plan to expand upon these existing strengths and develop unique new businesses going forward.

- In areas where we expect continued growth in consumer demand — notably in individual annuities and investment trusts stocks/mutual funds — the new group will provide a variety of products and services at a level of quality equal to those offered by our global competitors, while giving due consideration to relevant compliance issues.

Main Products Services(As of March 31,2004)

(Unit: JPY100 Million Yen)

	MTFG	UFJ	MTFG+ UFJ	SMBC	Mizuho
Individual Loan Deposits	83,454	109,599	193,053	138,759	123,356
YOY Increase / Decrease	6,003	7,132	13,135	2,100	(5,131)
Individual Savings Deposits	334,023	267,543	601,566	316,318	304,653
YOY Increase / Decrease	12,379	1,719	14,098	4,216	(1,637)
Individual Foreign Currency Deposits	9,441	5,375	14,816	5,713	N.A.
Total Individual Annuities	3,609	2,540	6,149	4,829	N.A.
Individual Investment Trusts	13,872	10,163	24,035	20,057	12,145
YOY Increase / Decrease	4,917	1,744	6,661	3,308	3,135

NOTE: banking and trust businesses only (excluding securities business)

Data of Other Banks:Based on IR materials and disclosure-related publications of other banks.

"Individual Investment Trusts"data excerpted from Kinyu Zaisei Jijo weekly .

- MTFG currently plans to become the first major Japanese bank to issue its own credit cards in October 2004 after the strategic business and capital alliance with ACOM CO, LTD., a leading consumer finance company, while UFJ is already a leader in the credit card industry. The new group will combine these strengths to become a leader in the consumer finance business by providing cutting-edge, high-quality products and services.

- As one of the providers who handles the most testamentary trust transactions, the new group will provide a variety of services related to real estate and asset succession that leverage its ability to identify and meet the individual needs of each customer.

Main Trust Products and Services (As of March 31,2004)

(Units: No.of Cases / JPY100 Million Yen)

	MTB	UFJTrust	MTFG+ UFJ	Sumitomo Trust	Mizuho Trust
Testamentary Trust Contracts with execution	8,626	5,423	14,049	1,953	4,877
Real Estate Commissions	56	23	80	N.A.	N.A.

NOTE: "Real Estate Commissions"are actual figures of a housing sales subsidiary for fiscal 2003.

Data of other Banks:Excerpt from the Nikkei Financial Daily.

- We will take advantage of the opportunities created through deregulation in our securities brokerage business. Customer convenience levels will improve from widespread implementation of a one-stop shopping approach to product and service delivery.

(d) Maximize our overseas network to expand our global business

- While operating in Japan, the new group will be able to provide domestic customers with products and services that meet global standards by leveraging our strong overseas network. Our network includes UBOC (Union Bank of California; A Rating), a U.S.bank of the MTFG group , as well as the Manulife Group, a leading global provider of insurance products (AA+ Rating) with whom MTFG formed a business and capital alliance this January.

(e) Provide cutting-edge customer services while maintaining customer security

- Bank of Tokyo-Mitsubishi plans to become the first mega-bank to issue a multi-use card that uses biometrics to identify the owner upon launching this service in October 2004. We will provide cutting-edge services which will fundamentally strengthen the security of our accountholders.

- UFJ Bank is also planning to strengthen its card security system and the new group will be in a position to provide new innovative services leveraging the latest technology.

(2) Growing shareholder value

(a) By achieving healthy gross margins and lean operating expense ratios, we aim to rapidly increase the group's profitability to levels equal to those of the world's retail banks.

- Building on the positive effects generated through "(1) Highest levels of customer service," including strong customer trust and support, we aim to expand our gross margin while keeping operating costs in check, resulting in profitability that will rival the world's most successful retail banks.

- To date, it has taken between three to four years to realize anticipated cost reduction benefits from many of the mergers of financial institutions. In this case, however, we anticipate that cost reduction benefits will be realized within one to two years of implementation because there is little overlap in the businesses and because we complement each other.

- Certain strategically important operations will be merged in advance of the October 2005 merger date.

(b) Consolidated net profit targets for the new group's retail operations

- If the current zero-interest rate environment were to continue, we are targeting a consolidated net business profit of between JPY 600 – 700 billion approximately two years after the merger.

- If short-term market interest rates increase to approximately 0.5%, we expect a further JPY200 – 300 billion in the profit, putting us near the JPY1 trillion range.

(3) Shared mission for bank employees

(a) All employees in the retail banking operations will share the common goal of building a world-class retail business. In addition, employees will emphasize compliance issues and continuously strive to acquire new, cutting-edge financial skills and knowledge while leveraging external resources to ensure that the Retail

Academy provides innovative training and educational services to meet customer needs.

2. Corporate business strategies

(1) Basic Integration Policy

- The new group plans to implement an integrated business management structure that manages banking, trust service, securities, leasing and other businesses on a consolidated basis. As a result, the group aims to provide innovative comprehensive financial services that meet the needs of a wide variety of corporate customers, ranging from large, publicly traded companies to small and medium-sized companies.

- While the new group aims to enhance management efficiency by streamlining the head office functions, consolidating overlapping offices and operations and restructuring operational framework, it will focus its management resources on strategic business areas such as business with small and medium-sized companies, investment banking and securities businesses, etc. As a result, the new group will maximize the effect of management integration through earnings power enhancement and costs reduction.

(2) Business Strategies

- Business Strategies by customer segment

  [Large, publicly traded companies]

  - In order to accurately meet the diversified and sophisticated needs of our customers, the new group will not only utilize its integrated strengths in the banking, trust services, and securities businesses but also leverage its leading global network in order to provide comprehensive financial solutions worldwide.

  - The new group will establish and develop a framework that will enable us to become a truly reliable business partner to our customers, by further strengthening the group's investment banking and securities business functions.

  [Medium-sized companies]

  - The new group will not only meet customers' needs for loans, settlement and foreign exchange services but also provide versatile business support services, such as M&A advisory, business-matching and support for overseas market entry by leveraging our massive customer base. The group will also meet demands for IPOs and business transformation using the new group 's diverse capabilities.

  - In addition, the group will also actively meet the customers' diversified needs for financing and hedging against market risks by providing small-scale, multi-purpose investment banking products.

[Small companies]

- The new group will be able to quickly meet the customer's financing needs by utilizing a more simple and sophisticated credit review model as well as offering an expanded line of products.

- The group will substantially expand its customer base while maintaining efficiency through expanding the content for online banking channels and effectively utilizing the telephone banking centers as well as its branch network.

[The corporate customer base after the integration]

Breakdown of customers by amount of business (in thousands)

	BTM+UFJ		Sumitomo Mitsui		Mizuho	
	No. companies	% total	No. companies	% total	No. companies	% total
¥100 billion or more	1.3	0.5%	1.1	0.5%	1.3	0.6%
¥10-100 billion	9.7	3.4%	7.8	3.5%	9.0	4.4%
¥3-10 billion	18.5	6.5%	14.2	6.4%	15.8	7.7%
< ¥3 billion	255.3	89.7%	199.8	89.7%	177.8	87.2%
Total	284.8	-	222.9	-	203.8	-
Publicly traded companies	3.1	1.1%	2.5	1.1%	3.0	1.5%

Source:TEIKOKU DATABANK COSMOS II

- Strategies by business area

The integration will create a bank and a trust bank that are very competitive in many business areas, including lending, settlement services, foreign exchange, investment banking, overseas operations, and trust services, and a much stronger securities company.

- In the area of overseas operations, where the new group will be particularly strong, the group will aim to be one of the top Asian global banks, Japanese or non-Japanese, that is able to provide high quality services, as a result of synergies between the MTFG's overseas network and the UFJ Group's broad customer base in Japan.

- In the investment banking and securities businesses, the derivatives, syndicated loans M&A and structured finance operations will be strengthened through strategic management of the group's human resources.

- The new group will offer the highest level of trust and stock transfer agency products and services. Furthermore, the new group will strive to gain the top market position in the real estate business, based on the broader customer base and information system network.

3. Strategies for the trust asset (asset management and administrator) business

(1) Basic Integration Policy

Mitsubishi Tokyo Financial Group and the UFJ Group intend to meet customers' increasingly sophisticated and diversified needs in the trust asset business by combining the two groups' expertise.

- The trust bank of the new group will have a premier market presence in the trust asset business, with approximately 30% of the market share for pension trusts (35% among trust banks) and approximately 40% of the market share for investment trusts based on assets held in investment trusts. Building on our very large asset base, we will strive to further increase customer satisfaction by making substantial investments in personnel and IT technology resources, and provide a full line of cutting-edge services designed to fit specific customer needs. In addition, we will build a stronger platform to provide a wide range of investment products for both the wholesale market, which is focused on institutional investors, and the retail market, which is focused on individual investors.

- The trust bank of the new group, which will have the largest asset base in Japan, will, as an industry leader, actively provide new trust banking services and strive to contribute to the increased use of "trusts" in society overall.

- By implementing the strategies outlined below, the new group will seek to solidify its position as a leading Japanese financial services group in the main areas of trust asset business in terms of both quantity and quality, and also to build its competitiveness to be able to rank on par with overseas financial services groups.

(2) Business strategies

Through the combination of the investment expertise that both groups have developed in the investment management business, and the economies of scale and the synergies produced by the integration in the trust and custody business, the new group will become more competitive.

- In the increasingly competitive investment management business, the new group, with its top class Japanese trust bank (with about ¥24 trillion in investment assets) will be able to respond fully to customers' various investment needs by leveraging the expertise of the Mitsubishi Tokyo Financial Group and UFJ Group to improve performance, and further expand product lines.

- In the trust and custody business, the new group will focus on lowering operational costs as a result of the economies of scale realized from securing a large market share from the integration. We intend to substantially strengthen our competitiveness by streamlining back-office and systems operations. In addition, amid the ongoing shift to paperless systems for the settlement of stock and other

securities transactions, we will take advantage of the economies of scale and make aggressive investments in resources.

- Mitsubishi Trust & Banking and UFJ Trust Bank are extremely complementary in the trust and custody business, and will be able to benefit immediately from the integration. In particular, both trust banks have joint trust and custody operations with Master Trust Bank of Japan, Ltd., and will be able to benefit promptly from the integration at a low cost.

In addition, the new group will make the most of the complementary nature of the service area, customer base, and capabilities of Mitsubishi Tokyo Financial Group and the UFJ Group.

- The Mitsubishi Tokyo Financial Group and UFJ Group complement each other in terms of trust service area, with the former particularly strong in the Kanto region and the latter in the Chubu and Kansai regions.

- In the pension trust business, the new group will have a well-balanced customer base and improved quality of service, given the Mitsubishi Tokyo Financial Group's strengths in corporate pension plans and long experience in plan consulting, and UFJ Group's strengths in general employees' pension funds and long experience in management services.

- In the investment trust business, the resulting customer base will be well balanced with of the Mitsubishi Tokyo Financial Group's strong base of financial institution customers and the UFJ Group's strong base of securities company customers.

- The new group plans to expand the global trust services business by leveraging both groups' solid domestic customer bases and the Mitsubishi Tokyo Financial Group's strengths in overseas markets.

Pension trust/securities trust by businesses

(JPY 100M)

	Mitsubishi Trust	UFJ Trust	Total	Rank
Pension trusts (Note 1)	78,187	47,822	126,008	No.1
Specified money trusts for pension (Note 1)	71,140	20,199	91,339	No.1
Separately managed designated money trusts	71,204	38,442	109,646	No.1
Fund trusts	2,243	1,142	3,385	No.1

Separately managed designated monetary trusts	40,903	18,733	59,636	No.1
Investment trusts	95,273	125,821	221,094	No.1

Note 1: Welfare Pension Fund and DB balance in market value, others in book amount

(Source)Mitsubishi Trust and UFJ Trust estimated numbers

RECEIVED
2004 SEP 28 P 2:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UFJ Holdings, Inc

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	September 16, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	16 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

September 16, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
UFJ Bank Limited

Revised Press Release dated September 10, 2004

Tokyo, September 16, 2004 ---A revised translation of the Description of Shares attached to the press release, dated September 10, 2004, regarding Mitsubishi Tokyo Financial Group's Cooperation in Strengthening of UFJ Group's Capital.

I. DESCRIPTION OF NEW SHARES

1. Name of newly issued shares

Class E Preferred Shares Series 1 of UFJ Bank Limited (the "Class E Preferred Shares Series 1")

2. Number of shares to be issued

3,500,000,000 shares

3. Issue price and amount to be credited to stated capital

(1) Issue Price

200 yen per share

(2) Amount to be credited to stated capital

100 yen per share

4. Aggregate issue price and aggregate amount to be credited to stated capital

(1) Aggregate issue price

700 billion yen

(2) Aggregate amount to be credited to stated capital

350 billion yen

5. Deadline for application for subscription

September 29, 2004 (Wednesday)

6. Deadline for payment

September 29, 2004 (Wednesday)

7. Date from which dividends are calculated

The day following the Payment Date referred to in Item 6 above

8. Method of issuance

All shares will be allotted to Mitsubishi Tokyo Financial Group, Inc. by way of a third party allocation.

9. Terms of the Class E Preferred Shares Series 1

(1) Preferred dividends

(a) Preferred dividends

In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to holders of its shares of common stock ("Common Shareholders") or registered pledgees who hold pledges on its shares of common stock ("Common Share Pledgees"), pay dividends in the amount of 14 yen per share (the "Class E Series 1 Preferred Dividends"), less any amount of the Class E Series 1 Interim Preferred Dividends (as defined in Item (2) below) if paid in the relevant fiscal year ending March 31, to holders of the Class E Preferred Shares Series 1 (the "Class E Series 1 Preferred Shareholders") or registered pledgees who hold pledges on the Class E Preferred Shares Series 1 (the "Class E Series 1 Preferred Share Pledgees"). Notwithstanding the foregoing, the amount of the Class E Series 1 Preferred Dividends shall be 7 yen per share for the period starting from the day following the Payment Date and ending March 31, 2005.

(b) Non-cumulative

If the amount paid to the Class E Series 1 Preferred Shareholders and the Class E Series 1 Preferred Share Pledgees as dividends on the Class E Preferred Shares Series 1 in any fiscal year is less than the amount of the Class E Series 1 Preferred Dividends, the shortfall shall not be added to the dividends paid in subsequent fiscal years.

(c) No right of participation in further dividends

No dividends shall be paid to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees except the Class E Series 1 Preferred Dividends.

(2) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay interim dividends in an amount equal to one-half of the Class E Series 1 Preferred Dividend per share (the "Class E Series 1 Interim Preferred Dividends") to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees.

(3) Liquidation rights

(a) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees shall be entitled to receive 200 yen per Class E Series 1 Preferred Share, prior to any distribution to Common Shareholders or Common Share Pledgees.

(b) No right of participation in any further remaining assets

No assets shall be distributed to the Class E Series 1 Preferred Shareholders or the Class E Series 1 Preferred Share Pledgees upon liquidation except as set forth in (a) above.

(4) Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class E Preferred Shares Series 1, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(5) General voting rights

The Class E Series 1 Preferred Shareholders shall have no voting rights at a general meeting of shareholders, except as otherwise provided by law; provided, however, that the Class E Series 1 Preferred Shareholders shall have voting rights at a meeting of shareholders held with respect to the fifth fiscal year (ending March 31, 2006) or any fiscal year thereafter if: (i) no proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is submitted to an annual meeting of shareholders, in which case voting rights may be exercised from the commencement of such meeting until the close of an annual meeting of shareholders at which a proposal for a declaration of the Class E Series 1 Preferred Dividends in the full amount is approved; or (ii) a proposal for a declaration of the Class E Series 1 Preferred Dividends is not approved at any such annual meeting, in which case voting rights may be exercised from the close of such annual meeting until the close of an annual meeting of shareholders at which a proposal for declaration of the Class E Series 1 Preferred Dividends in the full amount is approved.

(6) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class E Series 1 Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank's articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock-for-stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*), transfer of business (*eigyo joto*), or acquisition of business (*eigyo yuzuriuke*);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank's net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any share purchase warrants (*shinkabu yoyaku ken*), or any bonds with share purchase warrants (*shinkabu yoyaku ken tsuki shasai*);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(7) Stock splits and consolidations of shares; pre-emptive rights

No stock split or consolidation of the Class E Preferred Shares Series 1 shall be made. No Class E Series 1 Preferred Shareholder has any right to subscribe for new shares, share purchase warrants, or bonds with share purchase warrants.

(8) Right to convert into Class F Preferred Shares

(a) The Class E Series 1 Preferred Shareholders shall, on or after the day following the Payment Date, have the right to convert one Class E Preferred Share Series 1 into one Class F Preferred Share.

(b) For the purpose of payment of the first preferred dividends and interim preferred dividends on the Class F Preferred Shares issued upon conversion of the Class E Preferred Shares Series 1, an exercise of the conversion right made on or after April 1 through and including December 31 will be deemed to have been made on April 1, and an exercise of the conversion right made on or after January 1 of the following year through and including March 31 will be deemed to have been made on January 1.

(9) Ranking

(a) The Class E Preferred Shares Series 1 rank *pari passu* with UFJ Bank's other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(b) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank's other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank *pari passu* as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank *pari passu* as to distribution upon liquidation.

(10) Terms of the Class F Preferred Shares

(a) Issue price and amount to be credited to stated capital

(i) Issue price

200 yen per share

(ii) Amount to be credited to stated capital

100 yen per share

(b) Preferred dividends

(i) In the event that UFJ Bank pays dividends, UFJ Bank shall, prior to any distribution to Common Shareholders or Common Share Pledgees, pay dividends in the amount of 14 yen per share (the "Class F Preferred Dividends"), less any amount of the Class F Interim Preferred Dividends (as defined in Item (c) below) if paid in the relevant fiscal year ending March 31, to holders of the Class F Preferred Shares (the "Class F Preferred Shareholders") or registered pledgees who hold pledges on Class F Preferred Shares (the "Class F Preferred Share Pledgees").

(ii) Non-cumulative

If the amount paid to the Class F Preferred Shareholders and the Class F Preferred Share Pledgees as dividends on the Class F Preferred Shares in any fiscal year is less than the amount of the Class F Preferred Dividends, the shortfall will not be added to the dividends paid in subsequent fiscal years.

(iii) No right of participation in further dividends

No dividends will be paid to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees except the Class F Preferred Dividends.

(c) Interim preferred dividends

In the event that UFJ Bank pays interim dividends, UFJ Bank shall, prior to any distribution to Common Shareholders and Common Share Pledgees, pay interim dividends in the amount equal to one-half of the Class F Preferred Dividends per share (the "Class F Interim Preferred Dividends") to the Class F Preferred Shareholders or the Class F Preferred Share Pledgees.

(d) Liquidation rights

(i) Liquidation rights

In the event the assets of UFJ Bank are distributed upon liquidation, the Class F Preferred Shareholders or the Class F Preferred Share Pledgees will be entitled to receive 200 yen per Class F Preferred Share (the "Class F Liquidation Preference Amount"), prior to any distribution to the Common Shareholders or Common Share Pledgees.

(ii) No right of participation in any further remaining assets

No assets shall be distributed to the Class F Preferred Shareholders upon liquidation except as set forth in (i) above.

(e) Repurchase and cancellation

UFJ Bank may at any time repurchase and cancel the Class F Preferred Shares, separately or at the same time as it repurchases or cancels one or more other classes of shares issued by UFJ Bank.

(f) General voting rights

The Class F Preferred Shareholders have the voting rights at a meeting of shareholders.

(g) Class voting rights

In order to approve any of the following matters with respect to UFJ Bank, a resolution of a separate meeting of the Class F Preferred Shareholders is required to be passed, in addition to a resolution of a meeting of shareholders or the board of directors of UFJ Bank as required by law or its articles of incorporation:

(i) Any amendment of UFJ Bank's articles of incorporation;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock-for-stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*), transfer of business (*eigyo joto*), or acquisition of business (*eigyo yuzuriuke*);

(iii) Any disposition or acquisition of property of five (5) percent or more of UFJ Bank's net assets based on its latest audited balance sheet;

(iv) Any issuance of any shares of any class (except upon conversion of preferred shares), any share purchase warrants (*shinkabu yoyaku ken*), or any bonds with share purchase warrants (*shinkabu yoyaku ken tsuki shasai*);

(v) Any reduction of stated capital, capital surplus or legal reserve;

(vi) Any stock split or consolidation of shares;

(vii) Any appointment or removal of directors; or

(viii) Any appropriation of profit or loss.

(h) Stock splits and consolidations of shares; pre-emptive rights

(i) In the event of a stock split or consolidation of shares, the Common Shares and the Class F Preferred Shares will be split at the same time and at the same ratio.

(ii) If UFJ Banks grants its shareholders any right to subscribe for new shares, share purchase warrants, or bonds with share purchase warrants, the Common Shareholders will be granted the right to subscribe for new shares, share purchase warrants or bonds with share purchase warrants, each of which is related to the Common Shares, and at the same time and at the same ratio, the Class F Preferred Shareholders will be granted the right to subscribe for new shares, share purchase warrants or bonds with share purchase warrants, each of which is related to the Class F Preferred Shares.

(iii) In the event of a stock split, the amount of the Class F Preferred Dividends shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be deducted} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares increased by stock split}}{\text{Total number of Class F Preferred Shares after stock split}}$$

(iv) In the event of a consolidation of shares, the amount of the Class F Preferred Dividend shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be added} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares decreased by consolidation}}{\text{Total number of Class F Preferred Shares after consolidation}}$$

(v) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the amount of the Class F Preferred Dividend shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Shares shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

$$\text{Adjustment amount to be deducted} = \text{Class F Preferred Dividend before adjustment} \times \frac{\text{Number of Class F Preferred Shares newly issued} \times \dfrac{\text{Issue price per Class F Preferred Share} - \text{Amount paid per Class F Preferred Share newly issued}}{\text{Issue price per Class F Preferred Share}}}{\text{Total number of Class F Preferred Shares after issuance of new shares}}$$

(vi) In the event that any right to subscribe for share purchase warrants or bonds with share purchase warrants is granted to shareholders and share purchase warrants or bonds with share purchase warrants are issued upon the exercise of such right, the amount of the Class F Preferred Dividend shall be reasonably adjusted in the same manner as (v) above.

(vii) In the event of a stock split, the Class F Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be deducted} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares increased by stock split}}{\text{Total number of Class F Preferred Shares after stock split}}$$

(viii) In the event of a consolidation of shares, the Class F Liquidation Preference Amount shall be adjusted by adding the adjustment amount calculated in accordance with the following formula:

$$\text{Adjustment amount to be added} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares decreased by consolidation}}{\text{Total number of Class F Preferred Shares after consolidation}}$$

(ix) In the event that any right to subscribe for new shares is granted to shareholders and new shares are issued upon exercise of such right, the Class F

Liquidation Preference Amount shall be adjusted by deducting the adjustment amount calculated in accordance with the following formula. The issue price per Class F Preferred Shares shown in the formula will be reasonably adjusted in the event of a stock split or consolidation of shares or any similar event with respect to the Class F Preferred Shares:

$$\text{Adjustment amount to be deducted} = \text{Class F Liquidation Preference Amount before adjustment} \times \frac{\text{Number of Class F Preferred Shares newly issued} \times \dfrac{\text{Issue price per Class F Preferred Share} - \text{Amount paid per Class F Preferred Share newly issued}}{\text{Issue price per Class F Preferred Share}}}{\text{Total number of Class F Preferred Shares after issuance of new shares}}$$

(x) In the event that any right to subscribe for share purchase warrants or bonds with share purchase warrants is granted to shareholders and share purchase warrants or bonds with share purchase warrants are issued upon the exercise of such right, the Class F Liquidation Preference Amount shall be reasonably adjusted in the same manner as (ix) above.

(xi) In the calculation of the adjustment amounts to be deducted or added under (iii) through (x) above, division shall be performed last, the amounts shall be calculated to the third decimal place, and any fraction beyond the third decimal place shall be discarded.

(i) Ranking

(i) The Class F Preferred Shares rank *pari passu* with UFJ Bank's other classes of preferred shares as to payment of preferred dividends and interim preferred dividends.

(ii) The Class E Preferred Shares Series 1 and the Class F Preferred Shares are senior to UFJ Bank's other classes of preferred shares as to distribution upon liquidation. The Class E Preferred Shares Series 1 and the Class F Preferred Shares rank *pari passu* as to distribution upon liquidation. Other classes of preferred shares of UFJ Bank rank *pari passu* as to distribution upon liquidation.

10. Amount of net proceeds and use of proceeds

(1) Amount of net proceeds

Aggregate issue price:	700,000,000,000 yen
Approximate estimate of expenses:	3,710,000,000 yen

Amount of net proceeds: 696,290,000,000 yen

(2) Use of proceeds

To be allocated to operating funds

11. Date of issuance

The day following the Payment Date referred to in Item 6 above

12. Name of stock exchange on which the new shares will be listed

Not applicable

13. Name of underwriter

Not applicable

14. Market in which public offering will be made

Not applicable

15. Restriction on transfer set forth in Article 1-7 of the Cabinet Order for Enforcement of the Securities and Exchange Law

Not applicable

16. Agreements between MTFG and UFJ Bank in connection with the holding of the new shares

MTFG, UFJ Bank and UFJ Holdings, Inc. ("UFJ Holdings"), the parent company of UFJ Bank, executed the Capital Injection Agreement dated September 10, 2004 (the "Basic Agreement"). The material terms and conditions of the Basic Agreement are as follows:

(1) Restriction of exercise of conversion right

(a) MTFG may not exercise the conversion right set forth in Item 9(8) above unless any of the following events occurs except for such events as agreed upon by MTFG:

(i) Any person other than MTFG or UFJ Holdings (except for such person or company as agreed upon by MTFG and UFJ Holdings in advance) becomes a shareholder of UFJ Bank;

(ii) Any statutory merger, stock-for-stock exchange (*kabushiki kokan*), stock transfer (*kabushiki iten*), corporate split (*kaisha bunkatsu*) or transfer of

business (*eigyo joto*) between UFJ Holdings and any company other than MTFG is approved either by the board of directors or at a general meeting of shareholders of UFJ Holdings;

(iii) Any issuance of new shares of any class, stock acquisition rights (*shinkabu yoyaku ken*) or bonds with stock acquisition rights (*shinkabu yoyaku ken tsuki shasai*) by UFJ Holdings is approved by the board of directors of UFJ Holdings;

(iv) (A) Any person or company comes to own more than one-third (as calculated in accordance with Paragraph 4 of Article 27-23 of the Securities and Exchange Law) of UFJ Holdings' equity securities (as defined in Paragraph 1 of Article 27-23 of the Securities and Exchange Law), including shares, stock acquisition rights or bonds with stock acquisition rights (collectively, the "UFJH Equity Securities"); or (B) a tender offer for UFJH Equity Securities commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equity Securities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than twenty percent (20%) (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equity Securities as a result of such tender offer; or

(v) The proposal for the statutory merger or any other integration between MTFG and UFJ Holdings is not approved at any meeting of the holders of any class of UFJ Holdings' shares (except in the event that such proposal is also not approved at a general meeting of shareholders of UFJ Holdings).

(b) If any of the Conversion Triggering Events occurs, MTFG may exercise the Conversion Right set forth in Item 9(8) above for all (but not a part of) the Class E Preferred Shares Series 1 in accordance with the provisions of Article 222-5 of the Commercial Code upon notice to UFJ Bank of the occurrence of such Conversion Triggering Event with a reasonably detailed description thereof, in which event the conversion of all of the Class E Preferred Shares Series 1 to the Class F Preferred Shares shall take effect in accordance with the provisions of Article 222-6 of the Commercial Code.

(2) Restriction on transfer of the shares of UFJ Bank

Neither MTFG nor UFJ Holdings may, without the prior consent of the other party, transfer, incur a lien on, or otherwise dispose of any shares of UFJ Bank held by such party, to or in favor of any third party including subsidiaries of such party.

(3) MTFG's put option and UFJ Holdings' call option

(a) If any of the following events occurs, MTFG shall have the right to sell all of the Class E Preferred Shares Series 1 or Class F Preferred Shares then held by

MTFG (the "MTFG Shares") to UFJ Holdings or any third party designated by UFJ Holdings at such respective price as set forth below:

(i) In the event that UFJ Holdings has breached any of the representations and warranties (except for those relating to certain Criminal Charges set forth in the Agreement), covenants or any other obligations under the Basic Agreement in any material respect; at the price equal to 130 percent of the acquisition price of the MTFG Shares;

(ii) In the event that the event as set forth in (1)(a)(iv)(A) above has occurred; or a tender offer as set forth in (1)(a)(iv)(B) above commences and it is confirmed by public notice or public announcement under Paragraph 1 of Article 27-13 of the Securities and Exchange Law that a number of UFJH Equities has been tendered such that the offeror and its specially related persons (as defined in Paragraph 7 of Article 27-2 of the Securities and Exchange Law) may come to own more than one-third (as calculated in accordance with Paragraph 8 of Article 27-2 of the Securities and Exchange Law) of the UFJH Equities; at the price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends (as defined below);

(iii) In the event that the proposal for the statutory merger or any other integration between MTFG and UFJ Holdings is not approved at two consecutive meetings of the holders of any class of UFJ Holdings' shares (except in the event that such proposal is also not approved at a general meeting of shareholders of UFJ Holdings); at the price equal to the acquisition price of the MTFG Shares plus the Accumulated Outstanding Amount of Preferred Dividends; and

(iv) In the event that the proposal submitted by the board of directors of UFJ Holdings in connection with the business integration between MTFG and UFJ Holdings (the "UFJ Holdings Proposal") is not approved at the general meeting of shareholders of UFJ Holdings to be held with respect to the fiscal year ending March 2005, and either (A) the UFJ Holdings Proposal is not approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005, or (B) the proposal submitted by any person other than the board of directors of UFJ Holdings in connection with business integration between UFJ Holdings and any company other than MTFG is approved at a general meeting of shareholders of UFJ Holdings to be held on or after October 1, 2005 and meetings of holders of any class or classes of shares of UFJ Holdings whose approval is required under the Commercial Code; at the price equal to 130 percent of the acquisition price of the MTFG Shares.

(b) In the event set forth in (a)(iv) above, UFJ Holdings shall have the right to purchase, or to cause the company designated by UFJ Holdings to purchase, all of the MTFG Shares from MTFG at the price equal to 130 percent of the acquisition price of the MTFG Shares.

(c) For the purpose of this Section, the "Accumulated Outstanding Amount of Preferred Dividends" means (i) in connection with the fiscal year to which the Payment Date belongs and any subsequent fiscal year, the aggregate amount of the balance by which the dividends actually paid on the MTFG Shares fall short of the preferred dividends payable on such MTFG Shares in each relevant fiscal year, plus (ii) the preferred dividends payable on the MTFG Shares in the fiscal year in which the sale or purchase of the MTFG Shares provided in this (3) takes place, as calculated on the basis of a 365-day year for the actual number of days elapsed from and including the first day of the relevant fiscal year to and including the day of the sale or purchase of the MTFG Shares.

17. Other matters

The total number of shares issued by UFJ Bank and the amount of stated capital

The total number of shares issued

Common Shares:	4,528,782,732
Preferred Shares Series 1:	13,542,000
Class A Preferred Shares Series 1:	200,000,000
Class C Preferred Shares Series 1:	16,989,000
Class D Preferred Shares Series 1:	150,000,000
Class D Preferred Shares Series 2:	150,000,000

Amount of stated capital: 843,582,791,310 yen

II. DESCRIPTION OF SUBSCRIBER

Name of subscriber		Mitsubishi Tokyo Financial Group, Inc.
Number of shares to be subscribed		3,500,000,000 shares
Issue price		700,000,000,000 yen
Information on subscriber	Address	4-1 Marunouchi, 2-chome, Chiyoda-ku, Tokyo
	Name of representative	Nobuo Kuroyanagi, President and CEO
	Amount of stated capital*	1,258,052 million yen

	Business		Bank holding company / securities holding company	
	Large shareholders*		Japan Trustee Service Bank, Ltd. (Trust Account)	6.32%
			Master Trust Bank of Japan, Ltd. (Trust Account)	4.78%
			State Street Bank and Trust Company	3.31%
			Hero & Co.	2.75%
			Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Retirement Payment Account)	2.70%
			The Tokio Marine & Fire Insurance Co., Ltd.	2.26%
Relationship with subscriber	Capital	The number of shares of MTFG held by us*	None	
		The number of our shares held by MTFG*	None	
	Business	Trade	None	
		Other	None	
		Personnel	None	
Information on holding of shares			None	

*As of March 31, 2004